Itaú

4Q 22

Management discussion & analysis and complete financial statements

Fourth quarter of 2022

Contents

Itaú

4Q 22

Management discussion & analysis

Fourth quarter of 2022

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Managerial Income Summary

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ million (except where indicated), end of period	4Q22	3Q22	4Q21	2022	2021
Results	Recurring Managerial Result	7,668	8,079	7,159	30,786	26,879
	Operating Revenues (1)	37,869	36,567	33,440	142,721	124,853
	Managerial Financial Margin (2)	24,975	23,901	21,205	92,561	78,146
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated (3)	19.3%	21.0%	20.2%	20.3%	19.3%
	Recurring Managerial Return on Average Equity - Annualized - Brazil (3)	19.7%	21.6%	20.9%	21.0%	19.9%
	Recurring Managerial Return on Average Assets - Annualized (4)	1.3%	1.4%	1.3%	1.4%	1.3%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.9%	2.8%	2.5%	2.9%	2.5%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.4%	3.2%	2.8%	3.4%	2.8%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.3%	1.3%	1.6%	1.3%	1.6%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	212%	215%	241%	212%	241%
	Efficiency Ratio (ER) (6)	41.4%	41.1%	43.0%	41.2%	44.0%
Shares	Recurring Managerial Result per Share (R$) (7)	0.78	0.82	0.73		
	Net Income per Share (R$) (7)	0.75	0.80	0.64		
	Number of Total Shares at the end of the period - in million (8)	9,801	9,801	9,780		
	Book Value per Share (R$)	16.42	16.04	14.78		
	Dividends and Interest on Own Capital net of Taxes (9)	3,001	1,932	1,833		
	Market Capitalization (10)	245,904	274,228	205,867		
	Market Capitalization (10) (US$ million)	47,129	50,721	36,890		
Balance Sheet	Total Assets	2,469,958	2,422,978	2,166,019		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	1,141,452	1,111,024	1,027,158		
	Deposits + Debentures + Securities + Borrowings and Onlending (11)	1,251,282	1,216,188	1,121,499		
	Loan Portfolio/Funding (11)	72.4%	72.4%	73.0%		
	Stockholders' Equity	160,925	157,175	144,554		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	15.0%	14.7%	14.7%		
	Tier I Capital - BIS III	13.5%	13.2%	13.0%		
	Common Equity Tier I - BIS III	11.9%	11.7%	11.3%		
	Liquidity Coverage Ratio (LCR)	164.4%	158.2%	159.1%		
	Net Stable Funding Ratio (NSFR)	124.9%	122.6%	121.1%		
Other	Portfolio Managed and Investment Funds	1,606,398	1,610,267	1,494,900		
	Total Number of Employees	101,094	100,361	99,598		
	Brazil	89,147	88,279	87,341		
	Abroad	11,947	12,082	12,257		
	Branches and CSBs - Client Service Branches	4,231	4,228	4,335		
	ATM - Automated Teller Machines (12)	43,790	43,891	45,329		

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders' or Board Meetings; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) shares representing total capital stock net of treasury shares; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period. The market capitalization for 3Q21 does not consider the impact of the spin-off of the investment in Xp Inc. which occurred in October 2021; (11) As detailed in the Balance Sheet section; (12) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. The main adjustments made in the managerial figures include the tax effects of the hedges on investments abroad and others, which were originally included in tax expenses (PIS and COFINS), and the income tax and social contribution on net income, which have been reclassified to financial margin.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 4th quarter of 2022

In R$ million	Accounting	Extraordinary Items	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	36,595	(49)	1,740	(416)	37,869
Managerial Financial Margin	21,419	-	1,740	1,816	24,975
Financial Margin with Clients	22,411	-	-	1,816	24,227
Financial Margin with the Market	(992)	-	1,740	-	748
Commissions and Fees	11,824	-	-	(1,398)	10,427
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,680	(49)	-	837	2,467
Other Operating Income	1,183	-	-	(1,183)	-
Equity in Earnings of Affiliates and Other Investments	215	-	-	(215)	-
Non-operating Income	272	-	-	(272)	-
Cost of Credit	(8,302)	-	-	(1,503)	(9,805)
Provision for Loan Losses	(9,142)	-	-	(765)	(9,907)
Impairment	-	-	-	10	10
Discounts Granted	-	-	-	(772)	(772)
Recovery of Loans Written Off as Losses	840	-	-	24	864
Retained Claims	(412)	-	-	-	(412)
Other Operating Expenses	(19,702)	297	(64)	2,595	(16,874)
Non-interest Expenses	(17,487)	295	-	2,630	(14,563)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,210)	2	(64)	(35)	(2,306)
Insurance Selling Expenses	(5)	-	-	-	(5)
Income before Tax and Profit Sharing	8,179	248	1,676	676	10,778
Income Tax and Social Contribution	(632)	107	(1,676)	(750)	(2,950)
Profit Sharing Management Members - Statutory	(74)	-	-	74	-
Minority Interests	(118)	(42)	-	-	(160)
Net Income	7,356	312	-	-	7,668

Extraordinary Items Net of Tax Effects

In R$ million	4Q22	3Q22	4Q21	2022	2021
Net Income	**7,356**	**7,880**	**6,234**	**29,414**	**24,988**
(-) Extraordinary Items	(312)	(199)	(925)	(1,372)	(1,892)
Goodwill amortization	(139)	(135)	(180)	(534)	(722)
Result on the partial sale of XP Inc. shares	-	-	-	(123)	-
Voluntary severance program	-	-	-	(757)	-
Liability adequacy test	28	-	282	67	280
Corporate reorganization of Câmara Interbancária de Pagamentos (CIP)	-	-	-	239	-
Provision for reestructuring	-	-	-	-	(747)
Other	(201)	(64)	(1,027)	(263)	(703)
Recurring managerial result	**7,668**	**8,079**	**7,159**	**30,786**	**26,879**

4th quarter of 2022 Income Statement

In R$ million	4Q22	3Q22	Δ	4Q21	Δ	2022	2021	Δ
Operating Revenues	37,869	36,567	3.6%	33,440	13.2%	142,721	124,853	14.3%
Managerial Financial Margin	24,975	23,901	4.5%	21,205	17.8%	92,561	78,146	18.4%
Financial Margin with Clients	24,227	23,385	3.6%	19,906	21.7%	89,641	70,467	27.2%
Financial Margin with the Market	748	516	44.9%	1,299	-42.5%	2,921	7,679	-62.0%
Commissions and Fees	10,427	10,410	0.2%	10,248	1.7%	41,107	39,122	5.1%
Revenues from Insurance [1]	2,467	2,256	9.4%	1,986	24.2%	9,053	7,585	19.3%
Cost of Credit	(9,805)	(7,992)	22.7%	(6,200)	58.1%	(32,299)	(20,234)	59.6%
Provision for Loan Losses	(9,907)	(8,275)	19.7%	(6,827)	45.1%	(32,994)	(21,623)	52.6%
Impairment	10	158	-	384	-	343	445	-23.0%
Discounts Granted	(772)	(867)	-10.9%	(576)	34.1%	(2,834)	(2,151)	31.8%
Recovery of Loans Written Off as Losses	864	992	-12.9%	819	5.5%	3,186	3,094	3.0%
Retained Claims	(412)	(412)	-0.1%	(329)	25.0%	(1,550)	(1,600)	-3.2%
Other Operating Expenses	(16,874)	(16,139)	4.6%	(15,432)	9.3%	(63,368)	(58,913)	7.6%
Non-interest Expenses	(14,563)	(13,939)	4.5%	(13,361)	9.0%	(54,614)	(51,186)	6.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,306)	(2,197)	5.0%	(2,065)	11.7%	(8,735)	(7,706)	13.4%
Insurance Selling Expenses	(5)	(3)	51.6%	(6)	-9.3%	(19)	(21)	-13.8%
Income before Tax and Minority Interests	10,778	12,025	-10.4%	11,478	-6.1%	45,504	44,105	3.2%
Income Tax and Social Contribution	(2,950)	(3,744)	-21.2%	(4,022)	-26.6%	(13,684)	(16,089)	-15.0%
Minority Interests in Subsidiaries	(160)	(201)	-20.5%	(297)	-46.1%	(1,034)	(1,585)	-34.7%
Result from XP Inc's operations	-	-	-	-	-	-	448	-
Recurring Managerial Result	7,668	8,079	-5.1%	7,159	7.1%	30,786	26,879	14.5%

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Corporate Securities

In R$ billion, end of period	4Q22	3Q22	Δ	4Q21	Δ
Individuals	399.3	385.0	3.7%	332.6	20.1%
Credit Card Loans	135.1	128.8	4.9%	112.1	20.5%
Personal Loans	53.3	51.5	3.4%	42.0	26.8%
Payroll Loans [1]	73.4	72.2	1.6%	63.2	16.1%
Vehicle Loans	31.6	31.8	-0.5%	29.7	6.5%
Mortgage Loans	106.0	100.7	5.2%	85.6	23.8%
Very Small, Small and Middle Market Loans [2]	174.2	170.2	2.4%	157.5	10.6%
Individuals + Very Small, Small and Middle Market Loans	573.5	555.2	3.3%	490.0	17.0%
Corporate Loans	344.7	345.1	-0.1%	313.7	9.9%
Credit Operations	201.2	203.7	-1.2%	188.5	6.7%
Corporate Securities [3]	143.5	141.5	1.4%	125.2	14.6%
Total for Brazil with Financial Guarantees Provided and Corporate Securities	918.2	900.3	2.0%	803.7	14.2%
Latin America	223.2	210.7	5.9%	223.5	-0.1%
Argentina	10.0	10.6	-5.5%	10.7	-6.5%
Chile	151.6	136.6	11.0%	147.9	2.4%
Colombia	26.3	29.1	-9.5%	33.0	-20.3%
Paraguay	12.1	12.8	-5.3%	12.2	-1.1%
Panama	1.7	1.9	-10.7%	1.7	-0.4%
Uruguay	21.5	19.8	8.7%	17.8	20.8%
Total with Financial Guarantees Provided and Corporate Securities	1,141.5	1,111.0	2.7%	1,027.2	11.1%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	1,141.5	1,114.9	2.4%	1,001.1	14.0%

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 23 and 24.

Performance analysis for the fourth quarter of 2022

Management commentary

We ended 2022 with positive results from our journey in customer centricity, with a direct impact on satisfaction rates. We were able to improve our customer satisfaction (measured through the net promoter score or NPS) in all segments of individuals and companies. Additionally, customer satisfaction posted an average increase of 8 points for products to individuals and 10 points for products to companies. In the digital transformation frontline, the year ended up with 50% of our platform renewed, which represents 70% of the expected efficiency. In addition, products purchased by individuals on digital channels reached 70% in 2022, an increase of 14 percentage points compared to 2021. With respect to people, 2022 will be marked by the launch of our new culture, the Cultura Itubers (Itubers Culture). We carried out a series of actions to strengthen the new culture: training events for senior management, review of the behavior assessment based on the new values and launch of the series of videos and podcasts on the Cultura Itubers in practice. Employee satisfaction, measured through the e-nps, reached 88 points in the measurement made at the end of 2022, reaching our all time high.

As regards financial performance, recurring managerial result reached R$7.7 billion in the fourth quarter of 2022, a 5.1% decrease from the previous quarter. Recurring managerial return on equity was 19.3%, the same level of return determined for operations in Brazil. Excluding this effect, the recurring managerial result would have reached R$8.4 billion and the recurring managerial return on equity would have reached 21.0% in the fourth quarter. In the fourth quarter of 2022, we recognized in our financials the impacts arising from a subsequent event to the closing date related to a specific case of a corporate that entered into judicial reorganization. There was an increase in provision for loan losses to cover 100% of the exposure, causing an impact of R$719 million in the recurring managerial result, with the difference for the total exposure recognized in the complementary allowance.
The loan portfolio was up 2.0% in Brazil and up 2.7% on a consolidated basis. Individual loan portfolio in Brazil was up 3.7% in the quarter. In the fourth quarter, the credit card portfolio, which is seasonally higher in the end of the year, was up 4.9%: a growth rhythm lower than that experienced in the end of 2021, driven by the more challenging economic scenario and the slowdown in card issuing activities over the year. Mortgage loans grew by 5.2%, with lower growth rhythm compared to prior quarters, due to the increase in the basic interest rate. Increase was 2.4% for loans to very small, small and middle-market companies. The increase in the average portfolio was one of the main drivers for the 3.6% growth in our margin with clients, which reached R$24.2 billion in the quarter. In addition to the volume of credit, margin with clients was also helped by the increase in liabilities' margin, driven by the higher interest rate and higher average deposits' balance, and by the increase in the margin in Latin America. Another highlight was the impact of the fixed interest rate on our own working capital. Cost of credit increased to R$9.8 billion, due to higher expenses in the wholesale business segment in Brazil. This growth was due to a subsequent event related to a specific case in the corporate segment, which had an impact of R$1.3 billion in the quarter on our cost of credit. Margin with the market grew 44.9% in the quarter and reached R$0.7 billion. Commissions and fees remained basically stable in the quarter, as higher revenues from cards, both issuer and acquirer, and from asset management (performance fee recognition in the quarter) were offset by lower revenues from investment banking (less capital market activity) and current account services. The highlight was the 11.4% increase in the result from insurance operations, driven by the increase in earned premiums and higher revenues private pension. Non-interest expenses were up 4.5% from the previous quarter, with higher personnel and administrative expenses. Consolidated efficiency ratio was 41.4%, down 1.6 p.p. on a year-on-year basis.

In 2022, recurring managerial result was up 14.5% and recurring managerial return on equity increased by 1.0 p.p. when compared to the previous year. The positive effect of the increase in loan portfolio, alongside the gradual change in the mix to the Retail segment loans, led to a 27.2% rise of the financial margin with clients. Additionally, the rise in interest rate positively impacted on the remuneration of our own working capital and the liabilities' margin. These positive effects were partially offset by lower spreads on credit products. On the other hand, financial margin with the market decreased due to the end of the overhedge of investments abroad and to the negative impact of the capital index hedge, and cost of credit increased, due to the expansion of the retail loan portfolio. Commissions and fees and result from insurance operations rose by 7.8% year-on-year. This increase was the result of higher revenues from card activities, both issuer and acquirer, higher gains with asset management and the increased result from insurance operations. Non-interest expenses grew 6.7%, whereas efficiency ratio decreased 2.8 p.p. and reached 41.2%.

main figures

recurring managerial result

R$7.7 bn 4Q22 — **-5.1%** 4Q22 x 3Q22

credit portfolio

R$1,141.5 bn 4Q22 — **+2.7%** 4Q22 x 3Q22

financial margin with clients

R$24.2 bn 4Q22 — **+3.6%** 4Q22 x 3Q22

financial margin with the market

R$0.7 bn 4Q22 — **+44.9%** 4Q22 x 3Q22

cost of credit

R$9.8 bn 4Q22 — **+22.7%** 4Q22 x 3Q22

fees and insurance

R$12.5 bn 4Q22 — **+1.9%** 4Q22 x 3Q22

non-interest expenses

R$14.6 bn 4Q22 — **+4.5%** 4Q22 x 3Q22

recurring managerial return on average equity

19.3% 4Q22 — **-1.7 p.p.** 4Q22 x 3Q22

2022 Forecast

	Consolidated		Brazil[1]	
	Actual	Forecast	Actual	Forecast
total credit portfolio[2]	11.1%	growth between 15.5% and 17.5%	14.2%	growth between 19.0% and 21.0%
financial margin with clients	27.2%	growth between 25.0% and 27.0%	27.7%	growth between 26.5% and 28.5%
financial margin with the market	R$2.9 bn	between 1.0 bn and 3.0 bn	R$1.4 bn	between 0.3 bn and 2.3 bn
cost of credit[3]	R$32.3 bn	growth between 28.0 bn and 31.0 bn	R$30.2 bn	between 26.0 bn and 29.0 bn
commissions and fees and results from insurance operations[4]	7.8%	growth between 7.0% and 9.0%	8.3%	growth between 7.5% and 9.5%
non-interest expenses	6.7%	growth between 3.0% and 7.0%	7.2%	growth between 3.0% and 7.0%
effective tax rate	30.1%	between 30.0% and 33.0%	31.6%	between 31.0% and 34.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

2023 Forecast

	Consolidated	
total credit portfolio[1]	growth between 6.0% and 9.0%	
financial margin with clients	growth between 13.5% and 16.5%	
financial margin with the market	between R$2.0 bn and R$4.0 bn	
cost of credit[2]	between R$36.5 bn and R$40.5 bn	
commissions and fees and results from insurance operations[3]	growth between 7.5% and 10.5%	
non-interest expenses	growth between 5.0% and 9.0%	consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between 28.5% and 31.5%	

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Income Statement and Balance Sheet Analysis

Itaú

Managerial **Financial Margin**

Highlights

- Financial margin with clients increased 3.6% in the quarter, due to the higher average volume of credit, and the higher margin in Latin America. The positive impact of the SELIC interest rate and higher volume of deposits on our liabilities' margin and of the fixed interest rate on our own working capital, partially offset by lower spreads on credit, also helped in this regard.
- Financial margin with the market was up 44.9% in the quarter, driven by higher gains from the management of the bank's assets and liabilities in Brazil, and higher gains from treasury operations in Latin America.

In R$ million	4Q22	3Q22	Δ	4Q21	Δ	2022	2021	Δ
Financial Margin with Clients	24,227	23,385	3.6%	19,906	21.7%	89,641	70,467	27.2%
Financial Margin with the Market	748	516	44.9%	1,299	-42.5%	2,921	7,679	-62.0%
Total	24,975	23,901	4.5%	21,205	17.8%	92,561	78,146	18.4%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients

R$ billions


2.9%
23.4
(2.5)
20.9
(0.1)
0.3
0.2
0.2
21.5
2.7
24.2
3Q22
1 Working Capital and other 3Q22 (1)
Spread-Sensitive Operations 3Q22
2 product mix
3 average asset portfolio
4 spreads and liabilities' margin
Latin America and other (2)
Spread-Sensitive Operations 4Q22
1 Working Capital and other 4Q22 (1)
4Q22

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin and structured operations from the wholesale segment.

1 **Working capital and other (+ R$0.2 billion):** positive effect of the higher average fixed rate on the remuneration of our own working capital.

2 **Product mix (- R$0.1 billion):** reduction due to the lower relative share in the portfolio of more profitable products, such as overdraft and financed credit cards, that presented nominal reduction in the quarter.

3 **Average asset portfolio (+ R$0.3 billion):** continuous growth in loan portfolios for both individuals and companies.

4 **Spreads and liabilities' margin (+ R$0.2 billion):** positive impact of the SELIC interest rate and the volume on our liabilities' margin, partially offset by lower spreads.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	4Q22 Average Balance (1)	4Q22 Financial Margin	4Q22 Average Rate (p.a.)	3Q22 Average Balance (1)	3Q22 Financial Margin	3Q22 Average Rate (p.a.)
Financial Margin with Clients	1,138,171	24,227	8.7%	1,113,768	23,385	8.6%
Spread-Sensitive Operations	1,014,008	21,493	8.6%	992,388	20,878	8.6%
Working Capital and Other	124,163	2,735	9.0%	121,380	2,508	8.4%
Cost of Credit		(9,805)			(7,992)	
Risk-Adjusted Financial Margin with Clients	1,138,171	14,422	5.1%	1,113,768	15,394	5.6%

(1) Average daily balance.


Consolidated
7.4%
7.4%
7.7%
7.9%
8.4%
8.6%
8.7%
5.3%
5.2%
5.3%
5.1%
5.4%
5.6%
5.1%
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
Brazil
8.6%
8.5%
8.8%
8.9%
9.2%
9.4%
9.4%
5.9%
5.9%
6.0%
5.4%
5.8%
6.0%
5.3%
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
Financial margin with clients
Risk-adjusted financial margin with clients

Cost of Credit

Highlights

- The increase in the cost of credit in the quarter was driven by the higher provision for loan losses mainly in the Wholesale business segment in Brazil, due to a subsequent event to the date of the report related to a specific case of the corporate segment that filed for judicial reorganization. There was an increase in provision for loan losses to cover 100% of the exposure, causing an impact of R$1,307 million on cost of credit, with the exposure difference recognized in the complementary allowance.
- Compared to 2021, the increase in cost of credit was mainly driven by the higher provision for loan losses in the Retail business segment in Brazil, due to the higher rates of origination in consumer credit and unsecured credit products.

In R$ millions	4Q22	3Q22	Δ	4Q21	Δ	2022	2021	Δ
Provision for Loan Losses	(9,907)	(8,275)	19.7%	(6,827)	45.1%	(32,994)	(21,623)	52.6%
Recovery of Loans Written Off as Losses	864	992	-12.9%	819	5.5%	3,186	3,094	3.0%
Result from Loan Losses	**(9,043)**	**(7,283)**	**24.2%**	**(6,009)**	**50.5%**	**(29,808)**	**(18,529)**	**60.9%**
Impairment	10	158	-93.9%	384	-97.5%	343	445	-23.0%
Discounts Granted	(772)	(867)	-10.9%	(576)	34.1%	(2,834)	(2,151)	31.8%
Cost of Credit	**(9,805)**	**(7,992)**	**22.7%**	**(6,200)**	**58.1%**	**(32,299)**	**(20,234)**	**59.6%**

The cost of credit increased by R$1,813 million from the previous quarter, due to the higher provision for loan losses in all segments, mainly in the Wholesale business segment in Brazil. This increase in Wholesale comes from a subsequent event to the date of the report related to a specific case of the corporate segment that filed for judicial reorganization. There was an increase in provision for loan losses to cover 100% of the exposure, causing an impact of R$1,307 million on cost of credit. In the fourth quarter of 2022, we recorded sales of active portfolios with no risk retention to non-related companies. From this sale, R$278 million refer to active loans and were more than 90 days overdue, of which R$158 million would still be active at the end of 2022 if not sold. Additionally, we sold R$296 million which refers to active portfolios non-overdue or with short delinquency, and did not have a material impact on delinquency ratios. These sales of active portfolios had positive impacts of R$16 million on operating revenues, R$11 million on cost of credit and R$15 million on the recurring managerial result. In addition, we sold an active and not overdue portfolio of R$773 million from a specific client of the corporate segment. This sale generated a positive result in the provision for loan losses of R$65 million and a R$36 million on the recurring managerial result, with no impact on credit quality indicators.

Compared to 2021, cost of credit increased R$12,065 million, mainly in the Retail business segment in Brazil. In this segment, there was an increase of R$11,101 million in provision for loan losses, as a result of the higher rates of origination in consumer credit and unsecured credit products. An increase of R$828 million in discounts granted was driven by the portfolio growth in this segment, in addition to the increased volume of renegotiations.

Cost of Credit


R$ millions
2.5
2.7
2.8
2.9
3.5
6,200
576
6,009
-384
4Q21
6,968
556
27
6,385
1Q22
7,535
639
7,098
-202
2Q22
7,992
867
7,283
-158
3Q22
9,805
772
9,043
-10
4Q22
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) The average loan portfolio balance, including financial guarantees provided and corporate securities, for the last two quarters.

Provision for Loan Losses by Segment


R$ millions
3.4
3.4
3.7
3.8
4.4
6,827
793
360
5,674
4Q21
6,998
332
279
6,386
1Q22
7,814
593
7,430
-209
2Q22
8,275
679
7,890
-293
3Q22
9,907
855
1,014
8,038
4Q22
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

Compared to the previous quarter, the provision for loan losses increased mainly in the Wholesale business segment in Brazil, due to a subsequent event to the date of the report related to a specific case of the corporate segment that filed for judicial reorganization. There was an increase in provision for loan losses to cover 100% of the exposure, causing an impact of R$1,307 million. Provision for loan losses increased in the Retail business segment in Brazil, driven by the higher origination rates in consumer credit and unsecured credit products. In Latin America, the increase in the quarter is the result of higher provisions in Argentina and Chile.

Recovery of Loans Written off as Losses


R$ millions
819
4Q21
613
1Q22
717
2Q22
992
3Q22
864
4Q22

The decrease on the previous quarter was driven by both the Retail and the Wholesale business segments in Brazil. During the quarter, the sale of portfolios already written off as losses amounting to R$2.6 billion generated a positive impact of R$77 million on the recovery of loans and of R$42 million on the recurring managerial result.

Loan Portfolio by Risk Level

Brazil[1]			Consolidated		
Total Allowance for Loan Losses (R$ million)					
40,567	46,340	49,225	48,931	53,438	56,590

Loan Portfolio by Risk Level



52.5%
29.3%
6.7%
4.9%
6.5%
50.1%
33.1%
7.3%
2.8%
6.7%
49.3%
33.4%
7.4%
2.5%
7.3%
51.7%
26.6%
9.2%
6.1%
6.4%
49.7%
30.4%
9.5%
4.0%
6.3%
49.6%
30.7%
9.2%
3.8%
6.8%
Dec-21
Sep-22
Dec-22
Dec-21
Sep-22
Dec-22
AA
A
B
C
D-H

Allowance for Loan Losses and Financial Guarantees Provided

Compared to the end of September 2022, allowance for loan losses and for financial guarantees provided was up 5.9%. In the Retail business segment in Brazil, the increase was driven by the growth in the portfolio and the change in the mix of origination. In the Wholesale business segment in Brazil, we had the recognition of a subsequent event to the date of the report related to a specific case of the corporate segment that filed for judicial reorganization. There was an increase in provision for loan losses to cover 100% of the exposure, causing an impact of R$1,307 million on cost of credit.

R$ millions



48,931
17,155
818
30,958
Dec-21
49,840
17,053
797
31,990
Mar-22
51,353
17,293
745
33,315
Jun-22
53,438
16,898
774
35,766
Sep-22
56,590
17,219
787
38,584
Dec-22
Complementary Allowance*
Allowance for Financial Guarantees Provided
Minimum Allowance (Specific + Generic)

* Includes Provision for Loan Commitments.

The total allowance allocation by **type of risk** is as set out below:

Overdue Risk: allowances for overdue loans, as required by the Brazilian Central Bank, related to the provisions required for overdue operations in accordance with CMN Resolution No. 2,682/1999. We also present the balances of loans which are subject to 100% provision and loans which are not subject to 100% provision.

Aggravated Risk: allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. For renegotiated loans, we segregated allowances above the minimum for overdue operations and allowances for non-overdue operations.

Potential Risk: allowances for expected losses related to Retail business operations and allowances for potential losses related to Wholesale business operations, which include allowances for financial guarantees provided.

R$ millions

Allocation of the Total Allowance by Type of Risk - Consolidated



Dec-22
19,473
12,322
24,795
56,590
Sep-22
17,736
12,185
23,517
53,438
Dec-21
13,733
10,137
25,061
48,931
Overdue operations
13,733
2,164
841
10,728
17,736
1,603
282
15,850
19,473
1,578
197
17,698
Dec-21
Sep-22
Dec-22
Provision < 100%
838
80
33%
5,492
Fully Provisioned
740
117
67%
12,206
Aggravated risk rating
10,137
1,407
2,672
6,058
12,185
1,432
2,062
8,691
12,322
1,270
1,445
9,607
Dec-21
Sep-22
Dec-22
Renegotiations
841
1,338
74%
6,881
Overdue
430
107
26%
2,726
Potential Loss
25,061
4,792
2,358
17,911
23,517
4,063
2,940
16,514
24,795
4,518
4,556
15,722
Dec-21
Sep-22
Dec-22
Retail - Brazil[1]
Wholesale - Brazil[1]
Latin America[2]

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

Credit Quality

Highlights

- The NPL ratio for 90 days overdue (NPL 90) increased from the previous quarter, due to the portfolios for individuals and for very small, small and middle-market companies in Brazil. The corporate segment stands out, with its ratio reaching the lowest level of the historical series.
- The NPL ratio for 15 to 90 days overdue (NPL 15-90) decreased in the quarter, due to the lower NPL in Latin America. In Brazil, NPL ratio for individuals remained stable, whereas the ratio for very small, small and middle-market companies increased.

Nonperforming Loans


R$ billions
20.3
16.9
21.5
18.5
23.6
20.4
24.9
22.3
26.7
24.0
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

• Nonperforming loans - 90 days - Total: a 7.5% increase in total nonperforming loans portfolio from the previous quarter. This increase was recorded for individuals and very small, small and middle-market companies in Brazil and was driven by the increase in loan portfolio. In the fourth quarter of 2022, we sold R$278 million in active loans, which were more than 90 days overdue, of which R$158 million would still be active at the end of December 2022 if they had not been sold. This is a loan portfolio of R$100 million for individuals and R$58 million for companies. This sale was recorded to non-related companies and with no risk retention, thus impacting the NPL 90 days portfolio and the NPL ratio.

NPL Ratio (%) | over 90 days


2.8
2.9
3.0
3.2
3.43
3.45*
2.5
2.6
2.7
2.8
2.97*
2.95
3.8
4.1
4.4
4.7
4.94*
4.92
2.3
2.3
2.2
2.3
2.4
1.6
1.6
1.7
1.3
1.3
0.5
0.5
0.1
0.1
0.04
0.08*
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

* Excluding the effect of active loans sale in Brazil, the NPL over 90 days ratio would have been 2.97%, the Brazil's ratio would have been 3.45%, the individuals ratio would have been 4.94% and the corporate ratio would have been 0.08%.

Both the total NPL 90 day ratio and that for Brazil increased from the previous quarter. This increase was driven by higher NPL ratio for individuals in Brazil, mainly for the credit card and vehicle financing portfolios. Worth mentioning is the slowdown of this growth compared to previous quarters. The ratio for very small, small and middle-market companies also increased, reaching the level observed in the pre-COVID-19 pandemic period. The ratio for companies decreased, reaching the lowest level of the historical series. In Latin America, the ratio remained stable.

NPL Ratio (%) | 15 to 90 days


1.8
2.2
2.2
2.3
2.3
1.8
2.1
2.1
2.2
2.2
2.7
3.1
3.1
3.2
3.2
1.5
1.9
2.0
2.6
1.9
1.2
1.6
1.6
1.5
1.6
0.2
0.2
0.1
0.1
0.2
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

Both the total NPL ratio for 15-90 days, and the ratio for Latin America, decreased compared to the previous quarter. In Brazil, nonperforming loans for individuals remained stable, whereas the NPL ratio for very small, small and middle-market companies increased, mainly in the vehicles segments for companies and in companies that posted lower revenues. The ratio for the corporate segment also increased, without concentration in a specific client or sector. In Latin America, the ratio decreased due to the lower NPL ratio for companies in Chile and Argentina.

Loan Portfolio Write-Off


R$ millions
4,030
0.5%
5,121
0.6%
5,948
0.7%
5,232
0.6%
6,201
0.7%
4Q21
1Q22
2Q22
3Q22
4Q22
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-off increased 18.5% from the previous quarter in all segments. The ratio of written-off operations to the average balance of loan portfolio slightly grew, but remained in the same level of the last three years average.

¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

Coverage Ratio | 90 days


241%
232%
218%
215%
212%
104%
102%
100%
97%
98%
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Total
Total (Expanded)
1857%
1371%
1125%
588%
599%
248%
240%
240%
231%
223%
217%
273%
208%
275%
205%
218%
210%
195%
188%
181%
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Total - Brazil[1]
Latin America ex-Brazil
Retail business - Brazil
Wholesale business - Brazil

[1] Includes units abroad ex-Latin America.

The 300 basis point decrease in the total coverage ratio was driven by the impact of the decline in the ratio for the Retail business segment in Brazil, which relative weight in the total ratio is greater. The increase in the Wholesale business segment coverage ratio is related to the recognition of the provision to cover 100% of the exposure of a specific case of the corporate segment that entered into judicial reorganization.

NPL Creation


R$ millions
4,803
4,476
6,299
6,269
8,018
7,261
7,131
6,971
8,343
7,577
-125
-202
65
-36
581
176
-2
-158
616
150
4Q21
1Q22
2Q22
3Q22
4Q22
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

NPL Creation Ratio in the Credit Portfolio[2]


1.3%
1.5%
1.7%
1.6%
1.6%
0.6%
0.8%
1.0%
0.8%
0.9%
-0.1%
-0.1%
0.0%
0.0%
0.3%
0.1%
0.0%
-0.1%
0.3%
0.1%
4Q21
1Q22
2Q22
3Q22
4Q22
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

Note: The NPL Creation for 4Q22 was calculated with the inclusion of the active loan portfolio in the amount of R$220 million from individuals and of R$58 million from corporate sold to unrelated companies.

The NPL Creation ratio in the credit portfolio increase occurred in Latin America due to the higher volume of NPL 90-day loans. The NPL Creation ratio for the Retail business segment in Brazil decreased, remaining in line with pre-pandemic levels.

[2] The credit portfolio for the previous quarter excluding financial guarantees provided and corporate securities.

Renegotiated Loan Operations

By overdue period measured at the time of renegotiation


R$ billions
Brazil
30.4
30.6
31.4
33.1
34.8
34.0
33.7
34.3
36.0
37.3
3.6
1.5
8.5
8.9
1.4
10.0
3.0
1.5
8.2
8.9
1.5
10.6
3.0
1.5
8.6
8.8
1.7
10.8
2.9
1.5
9.5
8.5
2.3
11.2
2.5
1.0
10.9
8.9
2.8
11.2
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Non-overdue
Over 90 days overdue
Up to 30 days overdue
Written-off as a Loss
31-90 days overdue
Latin America

An increase of 3.5% in renegotiated loan operations was recorded for individuals, mainly in the credit card and debt composition portfolios. The coverage ratio (LLP/portfolio) decreased due to the increase in the portfolio. NPL 90 was up in the quarter.


37.8%
36.3%
36.0%
37.1%
36.7%
21.0%
19.4%
18.4%
16.6%
16.7%
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Reprofiled Portfolio

Since the beginning of the COVID-19 crisis, we have sought to support our customers by providing complete and sustainable solutions. In mid -April 2020, we launched a more comprehensive support program called Travessia. Among other benefits, Travessia allowed a grace period of up to 120 days for repayments, and term extensions of up to six years for individuals, and a grace period of up to 180 days and term extensions of up to five years for micro, small and middle-market companies for the repayments of credit contracts without delay. In addition to new interest rate conditions.

Loan portfolio reprofiling for individuals, very small and small companies


R$ billions
53.5
31.1
21.5
19.3
Sep-20
Dec-21
Sep-22
Dec-22
10.4%
Dec-22 vs. Sep-22
70% collateralized

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Commissions and fees and result from insurance operations were up 1.9% from the third quarter of 2022, due to higher gains from asset management, increase in the transaction volume from cards for acquiring and issuing activities, and increase in result from insurance operations and pension plans. These effects were partially offset by lower gains from current account services, due to the strategy of waiving fees charged to individuals and companies and the lower volume of economic advisory services provided.
- Comparing 2022 to 2021, commissions and fees increased 7.8% mainly driven by: (i) increase in gains from cards for acquiring and issuing activities; (ii) higher revenues from asset management due to higher volumes and an increase in gains from performance fees and (iii) insurance operations due to growth in earned premiums and revenues from premium bonds.

In R$ millions	4Q22	3Q22	Δ	4Q21	Δ	2022	2021	Δ
Credit and Debit Cards	4,102	3,937	4.2%	3,624	13.2%	15,111	12,830	17.8%
Card Issuance	3,023	2,937	2.9%	2,820	7.2%	11,304	10,085	12.1%
Acquiring	1,079	1,000	7.8%	804	34.1%	3,807	2,745	38.7%
Current Account Services	1,729	1,793	-3.6%	1,970	-12.2%	7,286	7,455	-2.3%
Asset Management	1,490	1,409	5.7%	1,386	7.5%	5,841	5,668	3.1%
Fund Management Fees	1,239	1,189	4.2%	1,175	5.4%	4,925	4,886	0.8%
Consórcio Administration Fees	251	221	13.8%	211	19.1%	917	782	17.2%
Advisory Services and Brokerage	716	833	-14.0%	725	-1.2%	3,309	3,567	-7.2%
Credit Operations and Guarantees Provided	644	664	-3.0%	703	-8.3%	2,682	2,676	0.2%
Collection Services	492	485	1.5%	510	-3.5%	1,949	1,997	-2.4%
Other	397	443	-10.4%	453	-12.5%	1,591	1,602	-0.7%
Latin America (ex-Brazil)	857	846	1.3%	878	-2.4%	3,338	3,326	0.3%
Commissions and Fees	10,427	10,410	0.2%	10,248	1.7%	41,107	39,122	5.1%
Result from Insurance Operations[1]	2,051	1,841	11.4%	1,651	24.2%	7,484	5,963	25.5%
Services and Insurance[2]	12,477	12,250	1.9%	11,899	4.9%	48,591	45,086	7.8%

(1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. (2) In 2021 does not consider XP Inc. result.

Credit and Debit Cards

Revenues from card-issuing activities were up 2.9% from 3Q22, mainly due to higher revenues from interchange fees, as a result of the increase in the transaction volume from credit cards. Comparing 2022 to 2021, revenues from card-issuing activities increased 12.1%, driven by higher gains from interchange fees for credit cards, due to increased transaction volume, partially offset by lower revenues from annual fees.

Acquiring revenue was up 7.8% from 3Q22, and up 38.7% compared to 2021. Growth in both periods is driven by higher gains from flex products and higher transaction volume from credit cards, due to the increase in MDR (Merchant Discount Rate) and an increase in segments with better profitability.

Card Issuance Activities

Transaction Volume
4Q22

R$212.8 billion
▲ + 7.9% (vs. 3Q22)
▲ + 13.1% (vs. 4Q21)

credit
▲ + 6.8% (vs. 3Q22)
▲ + 16.3% (vs. 4Q21)

debit
▲ + 11.6% (vs. 3Q22)
▲ + 3.2% (vs. 4Q21)


R$ millions
40.4
31.9
188,227
46,414
141,813
4Q21
41.2
34.1
197,270
42,929
154,341
3Q22
40.9
34.5
212,800
47,894
164,906
4Q22
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

Transaction Volume
4Q22

R$206.6 billion
▲ + 12.3% (vs. 3Q22)
▲ + 14.7% (vs. 4Q21)

credit
▲ + 10.7% (vs. 3Q22)
▲ + 18.6% (vs. 4Q21)

debit
▲ + 15.5% (vs. 3Q22)
▲ + 8.0% (vs. 4Q21)


R$ millions
1,269
180,117
66,444
113,673
4Q21
1,220
183,882
62,121
121,761
3Q22
1,188
206,564
71,767
134,797
4Q22
Credit Card Transaction Volume
Debit Card Transaction Volume
Equipment Base (thousands)

Current Account Services

Revenues from current account services were down 3.6% from 3Q22, due to lower revenues from packages for individuals and companies, which resulted from the bank's strategy of reducing fees and waiving fees charged to clients.

In 2022, the 2.3% fall is also due to lower gains from packages for individuals and companies, partially offset by the fees that started to be charged on PIX (Central Bank of Brazil's instant payment system, fees are applied to legal entities) in August 2021.

Asset Management

- Fund Management

Fund management fees were up 4.2% from the third quarter of 2022, driven by performance fees recognized in the quarter, partially offset by the fewer number of business days in the quarter.

Comparing 2022 to 2021, fund management fees grew 0.8%, due to higher volume of assets managed and increase in gains from performance fees, partially offset by lower management fees.

Managed Portfolio and Investment Funds


R$ billions
+7.8%
-0.4%
1,455
1,479
1,496
1,575
1,568
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22

Note: Does not include Latin America (ex-Brazil).

- *Consórcio* Administration Fees

Consórcio administration fees were up 13.8% from 3Q22, driven by higher production.

Comparing 2022 to 2021, these fees increased by 17.2% as a result of the higher production, partially offset by the effect of the new Central Bank regulation (Resolution No. 120).

Loan Operations and Financial Guarantees Provided

Revenues from loan operations and financial guarantees provided decreased 3.0% from 3Q22, due to lower gains from property valuations, due to the new regulation.

Comparing 2022 to 2021, revenues remained basically stable, since lower gains from loan operations and property valuation, due to the new regulation, were offset by higher revenues from financial guarantees provided.

Collection Services

Collection services were up 1.5% from 3Q22, due to an increase in collection incomes in the quarter.

Revenues decreased 2.4% when comparing 2022 to 2021, due to a drop in the average fee.

Advisory Services and Brokerage

Revenues from economic advisory and brokerage services decreased 14.0% from 3Q22. Comparing 2022 to 2021, the decrease was 7.2%. Both moves were driven by lower volumes, related to the macroeconomic scenario.

Fixed Income: in local fixed income, we kept the leading position in Anbima's ranking in November 2022, totaling R$10.3 billion in originated volume (27% Market Share) and R$6.8 billion in distributed volume (28% Market Share).

Equities: we entered into the main transaction in the quarter, which raised R$2.6 billion, and were ranked third in the Dealogic's ranking.

Mergers and Acquisitions: we provided financial advisory services on 10 transactions in Brazil in 4Q22, totaling R$9 billion, being ranked first in the Dealogic's ranking.

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- Result from insurance, pension plan and premium bonds increased 11.4% in the quarter. This growth was driven by the increase in earned premiums, due to higher sales of insurance policies, higher managerial financial margin in pension plans, and higher commissions and fees, due to higher sales of third-party insurance policies.
- Compared to 2021, the 25.5% increase in the result from insurance, pension plan and premium bonds was due to the increase in earned premiums, due to higher sales of insurance policies. We also recorded higher net revenues from premium bonds, managerial financial margin and commissions and fees, and lower retained claims.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	4Q22	3Q22	Δ	4Q21	Δ	2022	2021	Δ
Earned Premiums	1,529	1,486	2.9%	1,347	13.5%	5,765	4,880	18.1%
Revenues from Pension Plan	(52)	8	-	(160)	-67.4%	(141)	(271)	-47.8%
Revenues from Premium Bonds	148	146	1.5%	119	24.4%	563	429	31.3%
Managerial Financial Margin	114	(39)	-	93	21.8%	193	45	329.0%
Commissions and Fees	627	544	15.2%	518	21.1%	2,299	2,100	9.5%
Earnings of Affiliates	102	111	-8.0%	70	47.3%	374	402	-6.9%
Revenues from Insurance, Pension Plan and Premium Bonds	2,467	2,256	9.4%	1,986	24.2%	9,053	7,585	19.3%
Retained Claims	(412)	(412)	-0.1%	(329)	25.0%	(1,550)	(1,600)	-3.2%
Insurance Selling Expenses	(5)	(3)	51.6%	(6)	-9.3%	(19)	(21)	-13.5%
Result from Insurance, Pension Plan and Premium Bonds	2,051	1,841	11.4%	1,651	24.2%	7,484	5,963	25.5%
Recurring Managerial Result	842	724	16.2%	629	33.8%	3,055	2,258	35.3%

The increase in the result from insurance, pension plan and premium bonds in the quarter was driven by: (i) increase in earned premiums due to higher sales in the life, personal accident, credit life and mortgage insurance portfolios; (ii) increase in the managerial financial margin, due to higher remuneration on our assets in pension plans; and (iii) higher commissions and fees, mainly due to higher sales of third-party insurance policies. These effects were partially offset by the recognition of a provision based on the liability adequacy test carried out on pension plans.

The 25.5% increase in the result from insurance, pension plan and premium bonds from 2021 is driven by higher sales in all insurance portfolios, mainly life, personal accident, credit life and mortgage, as well as higher revenues from premium bonds. Managerial financial margin also increased, driven by the higher remuneration on our assets, commissions and fees increased, due to higher sales of third-party insurance policies, and retained claims decreased, even with the increase in the insurance portfolio, as a result of the lower volume of claims associated to COVID-19.

Earned Premiums Breakdown

R$ millions


1,347
6.7%
11.6%
8.6%
13.1%
15.2%
44.8%
4Q21
1,329
6.7%
12.3%
5.3%
14.1%
15.6%
46.0%
1Q22
1,421
6.5%
12.2%
4.8%
15.5%
15.1%
45.9%
2Q22
1,486
6.7%
12.3%
4.0%
16.1%
14.7%
46.1%
3Q22
1,529
6.1%
12.6%
4.2%
16.6%
14.7%
45.8%
4Q22
Life and Personal Accident
Credit Life
Mortgage
Protected Card
Familiar Protection
Other

Retained Claims Breakdown

R$ millions


24.5%
29.3%
23.7%
27.7%
26.9%
329
19.8%
3.9%
6.3%
10.3%
9.4%
50.3%
4Q21
389
20.9%
3.5%
2.6%
8.6%
54.5%
1Q22
337
18.8%
7.0%
4.2%
12.6%
8.5%
48.9%
2Q22
412
21.2%
4.0%
2.7%
11.4%
7.7%
53.0%
3Q22
412
26.7%
7.5%
2.3%
9.8%
7.3%
46.4%
4Q22
Life and Personal Accident
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

Pro Forma Income Statement for the Insurance Segment (Core[1])

In R$ millions	4Q22	4Q21	Δ
Earned Premiums	1,479	1,278	15.7%
Retained Claims	(314)	(269)	16.7%
Selling Expenses	(5)	(4)	34.8%
Underwriting Margin	**1,159**	**1,004**	**15.4%**
Managerial Financial Margin	113	46	144.2%
Commissions and Fees	222	141	57.6%
Other Income and Expenses [2]	(841)	(673)	24.9%
Recurring Managerial Result	653	518	26.0%
Combined Ratio	52.6%	50.1%	2.5 p.p.

[1] Does not include own healthy insurance, extended warranty and Porto and IRB results; [2] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

The core insurance operations[1] consist of bancassurance products related to life, property, credit life and third-party insurance policies. The recurring managerial result rose 26.0% on a year-on-year basis. Earned premiums increased by 15.7%, mainly due to higher sales of life and personal accidents, credit life and mortgage insurance policies. Managerial financial margin increased as a result of the higher remuneration on insurance assets, and commissions and fees were up due to higher sales of third-party insurance policies. In 2022, earned premiums reached R$5,543 million and the recurring managerial result reached R$2,295 million, with increases of 19.9% and 48.3%, respectively, When compared to 2021. The bancassurance agenda continues to make headway, contributing to the development of a future portfolio and offering protection to clients.

Non-interest Expenses

Highlights

- Non-interest expenses increased by 4.5% from the previous quarter. Personnel expenses increased, driven by the effects of the negotiation of the collective wage agreement, by the increase in the number of employees and by higher profit sharing expenses. We also recorded higher expenses on data processing and telecommunications and in Latin America.
- Non-interest expenses were up 6.7% in the period on a year-on-year basis. Personnel expenses increased as a result of the effects of the negotiation of the collective wage agreement and the increase in the number of employees in the period. Administrative expenses were also higher. However, the efficiency ratio in the 12-month period was 41.2% and 39.1% in Brazil, both at the lowest level of the historical series.

In R$ millions	4Q22	3Q22	Δ	4Q21	Δ	2022	2021	Δ
Personnel Expenses	(6,104)	(5,809)	5.1%	(5,396)	13.1%	(22,536)	(20,599)	9.4%
Compensation, Charges, Social Benefits, Terminations and Training	(4,390)	(4,163)	5.4%	(3,805)	15.4%	(16,392)	(14,972)	9.5%
Management and Employees' Profit Sharing (1)	(1,714)	(1,646)	4.1%	(1,590)	7.8%	(6,144)	(5,627)	9.2%
Administrative Expenses	(4,728)	(4,507)	4.9%	(4,411)	7.2%	(17,785)	(16,462)	8.0%
Third-Party and Financial System Services, Security and Transportation	(1,666)	(1,657)	0.6%	(1,690)	-1.4%	(6,498)	(6,329)	2.7%
Data Processing and Telecommunications	(998)	(784)	27.4%	(854)	16.9%	(3,214)	(3,303)	-2.7%
Facilities and Materials	(663)	(652)	1.7%	(756)	-12.3%	(2,790)	(2,754)	1.3%
Depreciation and Amortization	(656)	(754)	-12.9%	(577)	13.7%	(2,912)	(2,516)	15.8%
Advertising, Promotions and Publications	(546)	(498)	9.7%	(413)	32.2%	(1,740)	(1,176)	47.9%
Other	(198)	(163)	21.6%	(120)	64.7%	(630)	(384)	64.1%
Provision Expenses	(554)	(744)	-25.5%	(307)	80.6%	(2,376)	(1,775)	33.9%
Provision for lawsuits civil, tax and social security obligations	(198)	(256)	-22.6%	(92)	115.5%	(876)	(720)	21.6%
Provision for labor claims	(356)	(488)	-27.1%	(215)	65.6%	(1,501)	(1,055)	42.3%
Operating Expenses	(742)	(708)	4.8%	(887)	-16.4%	(3,222)	(3,760)	-14.3%
Selling - Credit Cards	(478)	(484)	-1.4%	(685)	-30.2%	(2,129)	(2,692)	-20.9%
Claims and Other	(264)	(223)	18.3%	(203)	30.3%	(1,093)	(1,068)	2.3%
Other Tax Expenses (2)	(70)	(83)	-15.7%	(110)	-36.4%	(361)	(387)	-6.8%
Total - Brazil	(12,198)	(11,851)	2.9%	(11,111)	9.8%	(46,281)	(42,983)	7.7%
Latin America (ex-Brazil) (3)	(2,365)	(2,088)	13.3%	(2,250)	5.1%	(8,334)	(8,204)	1.6%
Total	(14,563)	(13,939)	4.5%	(13,361)	9.0%	(54,614)	(51,186)	6.7%

(1) Includes variable compensation and stock option plans. (2) Does not include ISS, PIS and COFINS. (3) Does not consider overhead allocation.

Non-interest expenses were up in the quarter, driven by: (i) higher personnel expenses, driven by the effects of the negotiation of the collective wage agreement, including a 8.0% adjustment to wages beginning in September, by the increase in the number of employees and by higher profit sharing expenses; (ii) higher expenses on data processing and telecommunications; and (iii) higher expenses in Latin America, due to higher personnel expenses in the period.

Compared to 2021, non-interest expenses increased by 6.7%. Personnel expenses increased as a result of the effects of the negotiation of the collective wage agreement and the increase in the number of employees in the period, as well as of higher profit sharing expenses. Administrative expenses also increased due to the higher expenses on third-party services, marketing campaigns carried out in the media, and depreciation and amortization. Expenses on provisions for labor claims also increased due to higher volume of labor claims and settlements in the period.

Number of Employees - in thousands


99.6
11.5
0.7
73.4
14.0
100.6
11.6
0.7
74.0
14.3
99.9
11.5
0.8
73.3
14.4
100.4
11.5
0.6
73.5
14.8
101.1
11.4
0.6
73.7
15.4
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company.

101.1 thousand
employees at the end of the 4Q22

▲ **+ 0.7%** (Dec-22 vs. Sep-22)
▲ **+ 1.5%** (Dec-22 vs. Dec-21)

We increased the number of investment advisors and, committed to speeding up our digital transformation process, we hired additional staff for the technology department, resulting in the increase of our workforce by 1.5% on a year-on-year basis.

Efficiency Ratio

Efficiency Ratio:


43.0
41.8
40.8
41.1
41.4
40.7
39.6
38.7
38.9
39.1
44.0 42.0
43.3 41.1
42.4 40.2
41.6 39.4
41.2 39.1
4Q21
1Q22
2Q22
3Q22
4Q22
Trailing 12-month Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio in Brazil (%)

12-month period: decrease of 280 basis points year-on-year. Non-interest expenses were up 6.7%, whereas our revenue increased by 13.6%.

Non-interest expenses in Brazil


2019
2020
2021
2022
2.9%
-1.4%
-3.0%
-7.2%
0.5%
-8.7%
7.7%
1.8%
Non-interest expenses growth compared to the previous year (deflated by IPCA)
Non-interest expenses growth year over year

Non-interest expenses in Brazil were up 7.7% year-on-year. In the same period, adjusting for inflation of 5.8% (IPCA), non-interest expenses recorded a real increase of only 1.8% in 2022.

Change, highlighting investments

2022 vs. 2021


In R$ billions
Investments
Core: (0.5) | +1.1%
(51.2)
8.2
(43.0)
(2.9)
(45.8)
2.4
(3.0)
(46.3)
(8.3)
(54.6)
2021
Latin America
2021 Brazil
business and technology
Brazil with investments
efficiency program
transactional and other
2022 Brazil
Latin America
2022

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs in our own network in Brazil decreased by 8.5% on a year-on-year basis, due to the closure of brick and mortar branches.


45,329
44,325
43,747
43,891
43,790
24,255
23,984
23,854
24,110
24,374
1,068
1,008
994
991
993
563
643
651
654
628
19,443
18,690
18,248
18,136
17,795
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Brazil
ESBs
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The search for efficiency and higher demand for services through digital channels led to an annual decrease of 7.9% in the number of brick and mortar branches and to an increase of 80.3% in the number of digital branches in Brazil (related to the resizing of the service structure).


4,335
4,215
4,192
4,228
4,231
223
315
349
391
402
3,026
2,834
2,791
2,788
2,786
656
659
655
658
657
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Branches + CSBs (Latin America ex-Brazil) (i)
CSBs - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
101	288	257	2,651	536

(*) In December 2022. Does not include branches and CSBs in Latin America and Itaú BBA.

Balance Sheet

Highlights

- Total assets were up 1.9% in the quarter, mainly due to the R$66.2 billion increase in securities and R$20.5 billion increase in loan operations. In the 12-month period, securities increased by R$118.8 billion and loan operations increased by R$78.1 billion, driven by the growth of credit card, mortgage and personal loans. Also, the 28.7% increase in permanent assets was mainly driven by the effects of the acquisition of a 11.36% equity interest in XP Inc. in April 2022.
- In the quarter, deposits increased by R$27.5 billion (mainly in time deposits, which increased by 7.0%), and funds from acceptances and the issue of securities increased by R$22.5 billion (mainly in funds from financial mortgage and agribusiness bills, which increased by 11.2% and 15.2%, respectively). In the 12-month period, funds from acceptances and the issue of securities increased by R$113.4 billion. The decrease in minority Interest in subsidiaries was due to the rise in the equity interest in Itaú Chile to 65.62% in July 2022.

Assets (In R$ millions, end of period)	4Q22	3Q22	Δ	4Q21	Δ
Current and Long-term Assets	**2,431,957**	**2,386,710**	**1.9%**	**2,136,498**	**13.8%**
Cash	35,381	35,402	-0.1%	44,512	-20.5%
Interbank Investments	279,609	316,179	-11.6%	238,116	17.4%
Securities	756,212	690,044	9.6%	637,450	18.6%
Derivative Financial Instruments	78,341	77,785	0.7%	68,856	13.8%
Interbank and Interbranch Accounts	184,174	187,034	-1.5%	166,523	10.6%
Loan, Lease and Other Loan Operations	853,063	832,534	2.5%	774,927	10.1%
Other Assets	245,177	247,732	-1.0%	206,114	19.0%
Permanent Assets	**38,001**	**36,268**	**4.8%**	**29,521**	**28.7%**
Total Assets	2,469,958	2,422,978	1.9%	2,166,019	14.0%

Liabilities (In R$ millions, end of period)	4Q22	3Q22	Δ	4Q21	Δ
Current and Long-Term Liabilities	**2,300,223**	**2,257,391**	**1.9%**	**2,010,443**	**14.4%**
Deposits	871,438	843,974	3.3%	850,372	2.5%
Deposits Received under Securities Repurchase Agreements	320,517	323,994	-1.1%	271,051	18.2%
Funds from Acceptances and the Issue of Securities	256,495	233,977	9.6%	143,138	79.2%
Interbank and Interbranch Accounts	94,167	96,627	-2.5%	73,299	28.5%
Borrowing and Onlending	115,441	125,158	-7.8%	97,005	19.0%
Derivative Financial Instruments	78,512	73,054	7.5%	63,969	22.7%
Provisions	16,580	16,586	0.0%	16,240	2.1%
Allowance for Financial Guarantees Provided and Loan Commitments	3,465	5,697	-39.2%	4,784	-27.6%
Technical Provisions for Insurance	238,070	231,740	2.7%	217,558	9.4%
Other Liabilities	305,538	306,584	-0.3%	273,027	11.9%
Minority Interest in Subsidiaries	**8,810**	**8,412**	**4.7%**	**11,022**	**-20.1%**
Stockholders' Equity	**160,925**	**157,175**	**2.4%**	**144,554**	**11.3%**
Total Liabilities and Equity	2,469,958	2,422,978	1.9%	2,166,019	14.0%

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy covering our asset and liability positions, primarily intended to mitigate the impacts of fluctuations in foreign exchange rates on the consolidated results.

Brazilian tax legislation states that gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, subject to their nature, along with foreign exchange variations on the hedged portions of foreign investments which, according to the new rules set forth by Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022.

In R$ millions, end of period	4Q22	3Q22	Δ
Investments Abroad	76,049	73,552	3.4%
Net Foreign Exchange Position (Except Investments Abroad)	(46,851)	(43,073)	8.8%
Total	29,198	30,479	-4.2%
Total in US$	5,596	5,637	-0.7%

The investments abroad with risk coverage had their hedges 100% adjusted in 2022, as established in Law No. 14,031 of July 28, 2020. Additionally, we created structural positions in foreign currencies, with the objective of neutralizing the adverse effects of the foreign-exchange variation that affects the capital requirement of the assets on our balance sheet in these currencies and the capital that supports them. The increase in foreign investments is driven by the foreign exchange variation during the period.

Credit Portfolio

Highlights

- The individual loan portfolio was up 3.7% in the quarter and 20.3% in the 12-month period, mainly driven by increases of: (i) 5.2% in mortgage loans; (ii) 4.9% in credit card loans; and (iii) 3.5% in personal loans. In the 12-month period, highlights included the rises of: (i) 28.5% in personal loans; (ii) 23.8% in mortgage loans, a market in which we are particularly active and have launched new functionalities to better serve our clients, even against a backdrop of rise in the basic interest rate; and (iii) 20.5% in credit card loans, due to the greater use of the product.
- The companies loan portfolio was up 0.4% in the quarter and 7.0% in the 12-month period. Year-on-year, significant increases were recorded in (i) mortgage loans; (ii) rural loans, as a result of the increase in the commercial structure; and (iii) export and import financing.

Credit Portfolio by Product

In R$ billion, end of period	4Q22	3Q22	Δ	4Q21	Δ
Individuals - Brazil (1)	**399.0**	**384.6**	**3.7%**	**331.7**	**20.3%**
Credit Card Loans	135.1	128.8	4.9%	112.1	20.5%
Personal Loans	52.8	51.0	3.5%	41.1	28.5%
Payroll Loans (2)	73.4	72.2	1.6%	63.2	16.1%
Vehicle Loans	31.6	31.8	-0.5%	29.7	6.5%
Mortgage Loans	106.0	100.7	5.2%	85.6	23.8%
Rural Loans	0.1	0.1	-2.3%	0.0	180.3%
Companies - Brazil (1)	**302.3**	**301.0**	**0.4%**	**282.6**	**7.0%**
Working Capital (3)	176.5	174.0	1.5%	177.7	-0.6%
BNDES/Onlending	9.9	8.6	14.6%	7.6	29.8%
Export/Import Financing	74.7	78.6	-5.0%	63.2	18.2%
Vehicle Loans	19.3	19.2	0.9%	18.2	6.1%
Mortgage Loans	7.6	7.1	7.2%	4.6	65.1%
Rural Loans	14.2	13.5	5.4%	11.3	26.3%
Latin America (4)	**204.9**	**194.7**	**5.3%**	**204.8**	**0.1%**
Total without Financial Guarantees Provided	906.2	880.3	2.9%	819.1	10.6%
Financial Guarantees Provided	91.8	89.3	2.8%	82.9	10.7%
Total with Financial Guarantees Provided	998.0	969.6	2.9%	902.0	10.6%
Corporate Securities (5)	143.5	141.5	1.4%	125.2	14.6%
Total Risk	1,141.5	1,111.0	2.7%	1,027.2	11.1%

(1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.

Credit Concentration

Largest debtors, as of December 31, 2022

Only 11.8% of the credit risk is concentrated in the 100 largest debtors.

In R$ billions	Risk*	Risk / Total credits	Risk / Total assets
Largest debtor	5.9	0.6%	0.2%
10 Largest debtors	33.3	3.3%	1.3%
20 Largest debtors	50.7	5.1%	2.1%
50 Largest debtors	85.4	8.6%	3.5%
100 Largest debtors	118.0	11.8%	4.8%

(*) Including Financial Guarantees Provided.

Credit Portfolio without Financial Guarantees Provided by Vintage


In R$ billions
q = <-5
q - 4
q - 3
q - 2
q - 1
Actual quarter (q)
819
880
906
4Q21
3Q22
4Q22

Corporate Credit Portfolio with Financial Guarantees by Business Sector

	In R$ billions, end of period	4Q22	3Q22
▼ -28.4%	**Public Sector**	**4.8**	**6.6**
▲ 2.0%	**Private Sector**	**496.3**	**486.6**
▲ 6.5%	Real Estate	37.0	34.7
▼ -1.0%	Transportation	33.9	34.3
▼ -3.1%	Agribusiness and fertilizers	27.0	27.9
▲ 16.1%	Energy and water treatment	26.6	22.9
▼ -3.1%	Food and beverages	26.3	27.1
▼ -3.1%	Banks and financial institutions	25.2	26.0
▲ 4.4%	Vehicles and auto parts	22.0	21.1
▲ 5.5%	Petrochemicals and chemicals	14.7	14.0
▲ 7.4%	Pharmaceuticals and cosmetics	13.6	12.6
▲ 6.8%	Steel and metallurgy	12.7	11.9
▲ 4.0%	Infrastructure work	12.2	11.8
▼ -1.9%	Telecommunications	11.4	11.7
▲ 3.4%	Electronics and IT	11.2	10.8
▲ 12.0%	Oil and gas	11.0	9.8
▲ 22.3%	Mining	9.1	7.4
▲ 4.5%	Capital assets	9.0	8.7
▲ 0.8%	Construction materials	8.8	8.8
▼ -0.5%	Entertainment and tourism	8.3	8.3
▲ 0.2%	Wood & Furniture	7.4	7.4
▼ -1.7%	Services - Other	49.4	50.3
▲ 6.0%	Commerce - Other	36.1	34.1
▼ -2.8%	Industry - Other	14.0	14.4
▼ -2.1%	Other	69.3	70.8
▲ 1.6%	**Total**	**501.1**	**493.2**

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Dec-22	33.9%	18.4%	26.6%	13.2%	7.9%
Dec-21	33.8%	19.1%	25.8%	12.4%	9.0%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Dec-22	45.6%	54.4%
Dec-21	47.1%	52.9%

Payroll loans

R$73.4 bn as of December 31, 2022

▲ + 1.6% (vs. Sep-22) ▲ + 16.1% (vs. Dec-21)

The payroll loan portfolio for the public sector was up 4.3% compared to the end of September 2022, mainly driven by the granting of credit to civil servants in the states of Minas Gerais.

Portfolio by origination (%)
4th Quarter of 2022


46%
54%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
4th Quarter of 2022


INSS
Private sector
Public sector
9.9
9.8
53.7

Mortgage loans[2]

R$113.6 bn as of December 31, 2022

▲ + 5.4% (vs. Sep-22) ▲ + 25.9% (vs. Dec-21)

93.3% of the mortgage portfolio is individuals

99.8% guaranteed by fiduciary alienation

Originations
4th Quarter of 2022

R$12.3 bn

▼ - 9.1% (vs. 4Q21)

67.0% of total mortgage credit is originated by borrowers

Loan-to-value (individuals)

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average): 53.0% | Portfolio: 47.2%

Corporate loans

R$138.0 bn as of December 31, 2022

▼ - 2.3% (vs. Sep-22) ▲ + 3.7% (vs. Dec-21)

In the fourth quarter of 2022, credit origination[3] for corporate loans increased by 12.0% compared to the previous quarter, mainly driven by the growth in the large segment (companies with revenues of R$500 million to R$4 billion) and corporate segment. On a year-on-year basis, credit origination decreased by 10.1%, mainly in the corporate segment, driven by lower credit demand.

Credit cards

R$135.1 bn as of December 31, 2022

▲ + 4.9% (vs. Sep-22) ▲ + 20.5% (vs. Dec-21)


7.2%
8.2%
84.5%
11.0%
9.1%
79.9%
10.8%
8.2%
81.0%
Dec-21
Sep-22
Dec-22
Revolving credit + overdue loans¹
Installments with interest
Transactors²

(1) Includes NPL more than one day overdue;
(2) Includes installments without interest.

Vehicle loans (individuals)

R$31.6 bn as of December 31, 2022

▼ - 0.5% (vs. Sep-22) ▲ + 6.5% (vs. Dec-21)

Originations
4th Quarter of 2022

R$4.0 bn

▼ - 25.8% (vs. 4Q21)

Average Term	% Average Down Payment	Average Ticket
45 months	45%	R$46.6 thousand

Loan-to-value

Vintage (quarterly average): 54.2% | Portfolio: 59.0%

Very small, small and middle market

R$164.4 bn as of December 31, 2022

▲ + 2.8% (vs. Sep-22) ▲ + 9.9% (vs. Dec-21)

In the fourth quarter of 2022, credit origination[3] for very small, small and middle-market companies increased by 6.6% compared to the previous quarter and increased 11.0% year-on-year, especially for very small and small companies.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Funding

Highlights

- Funding from clients increased by 4.2% in the quarter. In the last 12 months, growth was 13.1%, driven by: (i) funds from bills, up 131.9%, mainly financial and real estate bills; and (ii) time deposits, which were up 13.5% due to the commercial strategy for this product in the retail business segment. Demand deposits decreased mainly in our foreign units.
- Assets under management and administration grew by 0.6% in the quarter. In the last 12 months, funding increased by 8.1%, due to a 10.5% rise in own products, mainly driven by higher time deposits and funds from bills.

In R$ millions, end of period	4Q22	3Q22	Δ	4Q21	Δ
Funding from Clients (A)	1,047,473	1,004,829	4.2%	925,966	13.1%
Demand Deposits	117,587	127,514	-7.8%	158,116	-25.6%
Savings Deposits	179,764	181,826	-1.1%	190,601	-5.7%
Time Deposits	564,215	527,228	7.0%	497,051	13.5%
Own Debentures (Linked to Repurchase Agreements)	7	10	-30.0%	21	-66.7%
Funds from Bills[1] and Structured Operations Certificates	185,901	168,252	10.5%	80,178	131.9%
Other Funding (B)	203,809	211,358	-3.6%	195,533	4.2%
Onlending	11,856	10,893	8.8%	10,776	10.0%
Borrowing	103,585	114,266	-9.3%	86,229	20.1%
Securities Obligations Abroad	70,594	65,725	7.4%	62,960	12.1%
Other[2]	17,774	20,475	-13.2%	35,568	-50.0%
Portfolio Managed and Investment Funds (C)	1,606,398	1,610,267	-0.2%	1,494,900	7.5%
Total (A) +(B) + (C)	2,857,680	2,826,454	1.1%	2,616,399	9.2%

Own Products	1,932,644	1,897,361	1.9%	1,749,474	10.5%
Open Platform	317,501	319,773	-0.7%	320,652	-1.0%
Assets under Management	2,250,145	2,217,135	1.5%	2,070,126	8.7%
Fiduciary Management and Custody[3]	443,915	461,203	-3.7%	421,778	5.2%
Assets under Management and Administration	2,694,060	2,678,338	0.6%	2,491,904	8.1%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 82.4% in the fourth quarter of 2022.


84.7%
85.2%
83.7%
83.6%
82.4%
73.0%
73.4%
72.9%
72.4%
72.4%
In R$ Billions
1,121
967
819
1,111
957
815
1,179
1,027
859
1,216
1,053
880
1,251
1,100
906
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Capital, Liquidity and Market ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On December 31, 2022, our Tier I Capital ratio reached 13.5%, consisting of 11.9% Common Equity Tier I and of 1.5% Additional Tier I.


13.2%
1.6%
11.7%
0.3%
-0.2%
0.1%
13.5%
1.5%
11.9%
Tier I Sep-22
Net Income in the quarter, dividends and Interest on Own Capital
Risk-Weighted Assets¹
Prudential and Equity Adjustments
Tier I Dec-22
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

Capital Ratios

Main changes in the quarter:

Referential Equity: increase of 2.8% driven by the net income for the period, and the prudential and equity adjustments.

RWA: increase of R$13,412 million. The higher volume of credit risk-weighted assets was mainly due to higher credit risk (RWA_{CPAD}).

BIS ratio: increase of 0.3 p.p. from September 2022, driven by the net income for the period, and the prudential and equity adjustments, partially offset by the higher volume of credit risk-weighted assets. In December 2022, our BIS ratio was 3.5 p.p. above the minimum required with capital buffers (11.5%).

In R$ million, end of period	4Q22	3Q22
Common Equity Tier I	**147,781**	**142,780**
Tier I (Common Equity + Additional Capital)	**166,868**	**161,872**
Referential Equity (Tier I and Tier II)	**185,415**	**180,304**
Total Risk-weighted Assets (RWA)	1,238,582	1,225,170
Credit Risk-weighted Assets (RWA_{CPAD})	1,118,752	1,104,482
Operational Risk-weighted Assets (RWA_{OPAD})	96,590	96,590
Market Risk-weighted Assets (RWA_{MINT})	23,240	24,098
Common Equity Tier I Ratio	**11.9%**	**11.7%**
Tier I Capital Ratio	**13.5%**	**13.2%**
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	15.0%	14.7%

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 164.4%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Dec-22	Sep-22
HQLA	325,269	313,037
Potential Cash Outflows	197,797	197,914
LCR (%)	164.4%	158.2%

Net Stable Funding Ratio (NSFR)

The NSFR was 124.9% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Dec-22	Sep-22
Available Stable Funding	1,151,750	1,104,940
Required Stable Funding	922,395	901,048
NSFR (%)	124.9%	122.6%

For 2022, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR*[1]

This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	4Q22	3Q22
VaR by Risk Factor		
Interest Rates	1,160	1,222
Currency	26	18
Shares on the Stock Exchange	65	25
Commodities	10	3
Diversification Effects	(527)	(610)
Total VaR	734	658
Maximum VaR in the quarter	1,172	751
Average VaR in the quarter	817	633
Minimum VaR in the quarter	622	535

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Itaú

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

Highlights

- The recurring managerial result was up 4.6% from 3Q22. Highlight to the increase in revenues from insurance operations, due to an increase in earned premiums, and by an increase in commissions and fees, mainly due to higher gains from cards for acquiring and issuing activities. These positive effects were partially offset by the increase in cost of credit and the increase in non-interest expenses, mainly due to the impacts of the negotiation of the collective wage agreement.
- The recurring managerial result was up 13.6% on a year-on-year basis, due to (i) higher financial margin driven by higher average volume of the loan portfolio; (ii) commissions and fees, due to gains from cards, both issuer and acquirer; and (iii) insurance operations, driven by an increase in earned premiums.

In R$ millions	4Q22	3Q22	Δ	4Q21	Δ
Operating Revenues	**23,638**	**23,320**	**1.4%**	**20,640**	**14.5%**
Managerial Financial Margin	14,358	14,339	0.1%	11,953	20.1%
Commissions and Fees	6,882	6,778	1.5%	6,740	2.1%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,398	2,203	8.8%	1,947	23.2%
Cost of Credit	**(8,040)**	**(7,942)**	**1.2%**	**(5,614)**	**43.2%**
Retained Claims	**(409)**	**(410)**	**-0.3%**	**(326)**	**25.3%**
Other Operating Expenses	**(11,389)**	**(11,063)**	**3.0%**	**(10,621)**	**7.2%**
Income before Tax and Minority Interests	3,800	3,905	-2.7%	4,079	-6.8%
Income Tax and Social Contribution	**(993)**	**(1,184)**	**-16.1%**	**(1,499)**	**-33.7%**
Minority Interests in Subsidiaries	**57**	**18**	**214.4%**	**(59)**	**-**
Recurring Managerial Result	2,864	2,739	4.6%	2,521	13.6%
Recurring Return on Average Allocated Capital	16.8%	16.4%	0.4 p.p.	18.0%	-1.2 p.p.
Efficiency Ratio (ER)	45.2%	44.5%	0.7 p.p.	48.7%	-3.5 p.p.

Loan Portfolio (R$ billion)



+ 3.9%
+ 18.6%
406.3
420.3
447.4
463.7
481.9
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22

Digital Transformation in Retail Banking

Online account opening flow
Individuals accounts (in thousands)



514
1,101
847
4Q20
4Q21
4Q22

Share of Transactions
through digital channels*

	4Q22	4Q21
Credit	37%	38%
Investments	47%	53%
Payments	87%	87%

* Note: Share of digital channels in the total volume (R$) of individuals transactions in the Retail Business segment.

Itaú

Results by **Business Segment**

Wholesale Business

The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) Itaú Asset Management, a specialized asset manager; and iv) the products and services offered to high-net-worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- The recurring managerial result was down 11.2% from 3Q22, mainly driven by the increase in cost of credit, due to a subsequent event to the date of the report related to a specific case of the corporate segment that had an impact of R$1.3 billion in the quarter, the decrease in commissions and fees, due to lower gains from advisory services and brokerage, and the increase in non-interest expenses. These effects were partially offset by the increase in financial margin, due to higher average credit volume and to an increase in the liabilities' margin.
- The recurring managerial result was up 25.0% on a year-on-year basis, due to the increase in financial margin, driven by an increase in the liabilities' margin and by higher average credit volume. This effect was partially offset by the decrease in commissions and fees, driven by lower gains from advisory services and brokerage in the year, and the increase in cost of credit, as a result of the provision for a specific client of the corporate segment.

In R$ millions	4Q22	3Q22	Δ	4Q21	Δ
Operating Revenues	**13,419**	**12,737**	**5.4%**	**10,759**	**24.7%**
Managerial Financial Margin	9,836	9,110	8.0%	7,142	37.7%
Commissions and Fees	3,476	3,593	-3.2%	3,484	-0.2%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	108	34	214.4%	133	-19.4%
Cost of Credit	(1,765)	**(49)**	**3469.5%**	**(586)**	**201.2%**
Retained Claims	(3)	**(2)**	**56.6%**	**(3)**	**-10.3%**
Other Operating Expenses	(5,263)	**(5,027)**	**4.7%**	**(4,657)**	**13.0%**
Income before Tax and Minority Interests	6,389	7,659	-16.6%	5,513	15.9%
Income Tax and Social Contribution	(1,974)	**(2,704)**	**-27.0%**	**(2,060)**	**-4.2%**
Minority Interests in Subsidiaries	(160)	**(163)**	**-1.4%**	**(48)**	**233.6%**
Recurring Managerial Result	4,255	4,793	-11.2%	3,405	25.0%
Recurring Managerial Return on Average Allocated Capital	27.3%	32.3%	-5.0 p.p.	24.0%	3.3 p.p.
Efficiency Ratio (ER)	36.3%	36.3%	0.0 p.p.	40.0%	-3.7 p.p.

Loan Portfolio (R$ billion)



+ 1.9%
+ 2.8%
412.8
395.1
411.7
416.5
424.3
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	4Q22	3Q22	Δ	4Q21	Δ
Operating Revenues	**812**	**510**	**59.1%**	**2,040**	**-60.2%**
Managerial Financial Margin	782	453	72.6%	2,111	-63.0%
Commissions and Fees	69	39	77.1%	24	190.2%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	(38)	19	-	(94)	-59.0%
Other Operating Expenses	(222)	**(50)**	**348.0%**	**(154)**	**44.4%**
Income before Tax and Minority Interests	589	460	28.0%	1,886	-68.8%
Income Tax and Social Contribution	17	**144**	**-88.2%**	**(462)**	**-103.7%**
Minority Interests in Subsidiaries	(57)	**(57)**	**0.3%**	**(190)**	**-69.9%**
Recurring Managerial Result	549	547	0.4%	1,234	-55.5%
Recurring Return on Average Allocated Capital	7.7%	7.9%	-0.2 p.p.	16.8%	-9.1 p.p.
Efficiency Ratio (ER)	21.2%	13.2%	8.0 p.p.	3.9%	17.3 p.p.

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil[1] represent 91.4% of the recurring managerial result for the quarter. In our operations in Latin America, we achieved a ROE of 15.4%.

Brazil[1] (In R$ million, end of period)	4Q22	3Q22	Δ	4Q21	Δ	2022	2021	Δ
Operating Revenues	33,579	32,717	2.6%	29,446	14.0%	127,197	110,086	15.5%
Managerial Financial Margin	21,555	20,910	3.1%	18,100	19.1%	80,421	66,729	20.5%
Financial margin with clients	21,168	20,636	2.6%	17,496	21.0%	78,991	61,833	27.7%
Financial margin with the Market	387	274	41.7%	603	-35.8%	1,430	4,895	-70.8%
Commissions and Fees	9,570	9,564	0.1%	9,370	2.1%	37,769	35,796	5.5%
Revenues from Insurance[2]	2,454	2,243	9.4%	1,977	24.1%	9,006	7,562	19.1%
Cost of Credit	(9,014)	(7,399)	21.8%	(5,489)	64.2%	(30,151)	(18,238)	65.3%
Provision for Loan Losses	(9,052)	(7,596)	19.2%	(6,034)	50.0%	(30,535)	(19,288)	58.3%
Impairment	10	158	-93.9%	384	-97.5%	343	445	-23.0%
Discounts Granted	(725)	(839)	-13.6%	(527)	37.5%	(2,706)	(1,994)	35.7%
Recovery of Loan Loans Written Off as Losses	754	878	-14.2%	688	9.6%	2,748	2,600	5.7%
Retained Claims	(410)	(411)	-0.3%	(330)	24.3%	(1,547)	(1,601)	-3.4%
Other Operating Expenses	(14,331)	(13,856)	3.4%	(13,064)	9.7%	(54,214)	(50,276)	7.8%
Non-interest expenses	(12,110)	(11,744)	3.1%	(11,023)	9.9%	(45,799)	(42,708)	7.2%
Tax Expenses and Other[3]	(2,221)	(2,112)	5.2%	(2,040)	8.9%	(8,415)	(7,568)	11.2%
Income before Tax and Minority Interests	9,824	11,051	-11.1%	10,563	-7.0%	41,285	39,971	3.3%
Income Tax and Social Contribution	(2,839)	(3,618)	-21.5%	(3,863)	-26.5%	(13,051)	(14,951)	-12.7%
Minority Interests in Subsidiaries	24	2	999.5%	(69)	-	(34)	(389)	-91.3%
Result from XP Inc's oper at ions	-	-	-	-	-	-	448	-100.0%
Recurring Managerial Result	7,009	7,435	-5.7%	6,631	5.7%	28,201	25,079	12.4%
Share	91.4%	92.0%	-0.6 p.p.	92.6%	-1.2 p.p.	91.6%	93.3%	-1.7 p.p.
Return on Average Equity - Annualized[4]	19.7%	21.6%	-1.8 p.p.	20.9%	-1.2 p.p.	21.0%	19.9%	1.0 p.p.

Latin America (In R$ million, end of period)	4Q22	3Q22	Δ	4Q21	Δ	2022	2021	Δ
Operating Revenues	4,290	3,850	11.4%	3,993	7.4%	15,524	14,767	5.1%
Managerial Financial Margin	3,420	2,991	14.3%	3,106	10.1%	12,140	11,418	6.3%
Financial margin with clients	3,060	2,749	11.3%	2,410	27.0%	10,649	8,634	23.3%
Financial margin with the Market	360	242	48.6%	696	-48.3%	1,491	2,784	-46.4%
Commissions and Fees	857	846	1.3%	878	-2.4%	3,338	3,326	0.3%
Revenues from Insurance[2]	13	13	5.5%	10	41.1%	46	23	97.5%
Cost of Credit	(791)	(593)	33.5%	(711)	11.4%	(2,149)	(1,997)	7.6%
Provision for Loan Losses	(855)	(679)	25.9%	(793)	7.7%	(2,459)	(2,334)	5.3%
Discounts Granted	(47)	(28)	70.7%	(48)	-2.1%	(128)	(157)	-18.5%
Recovery of Loan Loans Written Off as Losses	111	114	-2.9%	131	-15.7%	438	494	-11.4%
Retained Claims	(1)	(1)	102.5%	1	-	(3)	1	-
Other Operating Expenses	(2,543)	(2,283)	11.4%	(2,368)	7.4%	(9,153)	(8,637)	6.0%
Non-interest expenses	(2,453)	(2,195)	11.8%	(2,338)	4.9%	(8,815)	(8,478)	4.0%
Tax Expenses and Other[3]	(90)	(88)	3.0%	(31)	195.5%	(338)	(159)	112.8%
Income before Tax and Minority Interests	954	974	-2.0%	915	4.3%	4,219	4,134	2.0%
Income Tax and Social Contribution	(112)	(127)	-11.9%	(158)	-29.3%	(633)	(1,138)	-44.4%
Minority Interests in Subsidiaries	(184)	(204)	-9.7%	(228)	-19.5%	(1,001)	(1,196)	-16.3%
Recurring Managerial Result	658	643	2.3%	528	24.6%	2,585	1,800	43.6%
Share	8.6%	8.0%	0.6 p.p.	7.4%	1.2 p.p.	8.4%	6.7%	1.7 p.p.
Return on Average Equity - Annualized[4]	15.4%	16.2%	-0.7 p.p.	13.8%	1.7 p.p.	15.2%	13.2%	2.0 p.p.

Main foreign exchange variations compared to the Brazilian Real (BRL)

BRL vs. U.S. Dollar
- 3.5% (Dec/22 vs. Sep/22)
- 6.5% (Dec/22 vs. Dec/21)


R$ 5.581
R$ 5.407
R$ 5.218
Dec/21
Sep/22
Dec/22

Colombian Peso vs. BRL
+ 9.0% (Dec/22 vs. Sep/22)
+ 27.5% (Dec/22 vs. Dec/21)


727.80
851.06
927.64
Dec/21
Sep/22
Dec/22

Uruguayan Peso vs. BRL
- 0.5% (Dec/22 vs. Sep/22)
- 4.2% (Dec/22 vs. Dec/21)


7.99
7.69
7.66
Dec/21
Sep/22
Dec/22

Argentine Peso vs. BRL
+ 24.2% (Dec/22 vs. Sep/22)
+ 84.0% (Dec/22 vs. Dec/21)


18.39
27.25
33.84
Dec/21
Sep/22
Dec/22

Chilean Peso vs. BRL
- 8.5% (Dec/22 vs. Sep/22)
+ 7.2% (Dec/22 vs. Dec/21)


152.37
178.51
163.37
Dec/21
Sep/22
Dec/22

Paraguayan Guarani vs. BRL
+ 7.3% (Dec/22 vs. Sep/22)
+ 14.4% (Dec/22 vs. Dec/21)


1,229
1,310
1,406
Dec/21
Sep/22
Dec/22

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders' or Board Meetings. Note: Information for Latin America is presented in the nominal currencies.

Global Footprint

We present the countries, activities* and the total number of Itaú Unibanco employees.

Our business abroad focuses on the following activities:

1. Corporate & Investment Banking
2. Asset Management
3. Private Banking
4. Retail



France
England
Spain
Portugal
Luxembourg
Switzerland
USA
Mexico
Bahamas
Cayman
Panama
Colombia
Peru
Brazil
Paraguay
Chile
Uruguay
Argentina

* Represents the totality of our operations abroad.

Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
Employees	1,118	5,237	1,486	1,155	2,395	11,391	556	101,094
Branches & CSBs	22	179	74	37	74	386	-	4,231
ATMs	68	359	155	308	103	993	-	43,790

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 29 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Chile 4Q22	Itaú Chile 3Q22	Itaú Chile Δ	Itaú Argentina 4Q22	Itaú Argentina 3Q22	Itaú Argentina Δ	Itaú Paraguay 4Q22	Itaú Paraguay 3Q22	Itaú Paraguay Δ	Itaú Uruguay 4Q22	Itaú Uruguay 3Q22	Itaú Uruguay Δ
Operating Revenues	**2,427**	**2,229**	**9%**	**668**	**512**	**30%**	**369**	**345**	**7%**	**888**	**778**	**14%**
Managerial Financial Margin	2,081	1,878	11%	558	424	32%	260	246	6%	579	472	23%
Financial Margin with Clients	1,909	1,735	10%	405	321	26%	242	210	15%	532	413	29%
Financial Margin with the Market	171	143	20%	153	102	49%	19	36	-48%	47	59	-21%
Commissions and Fees	347	351	-1%	110	89	24%	95	86	10%	310	307	1%
Result from Insurance, Pension Plan and Premium Bonds	-	-	-	0	0	-	13	12	9%	-	-	-
Cost of Credit	**(628)**	**(572)**	**10%**	**(76)**	**(11)**	**604%**	**(15)**	**(39)**	**-62%**	**(103)**	**(76)**	**34%**
Provision for Loan Losses	(717)	(685)	5%	(78)	(7)	987%	(18)	(41)	-57%	(75)	(49)	55%
Discounts Granted	(15)	9	-	0	(4)	-	-	-	-	(33)	(31)	4%
Recovery of Loans Written Off as Losses	104	104	-1%	2	1	221%	3	2	49%	5	3	52%
Retained Claims	-	-	-	-	-	-	**(1)**	**(1)**	-	-	-	-
Other Operating Expenses	**(1,394)**	**(1,200)**	**16%**	**(382)**	**(309)**	**24%**	**(184)**	**(162)**	**13%**	**(490)**	**(468)**	**5%**
Non-Interest Expenses	(1,384)	(1,194)	16%	(310)	(247)	26%	(182)	(161)	13%	(487)	(466)	4%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(10)	(6)	61%	(71)	(62)	14%	(2)	(1)	51%	(2)	(1)	67%
Income before Tax and Minority Interests	**405**	**458**	**-11%**	**211**	**193**	**9%**	**169**	**143**	**18%**	**296**	**234**	**26%**
Income Tax and Social Contribution	**50**	**25**	**98%**	**(83)**	**(76)**	**9%**	**(47)**	**(39)**	**22%**	**(85)**	**(64)**	**32%**
Minority Interests in Subsidiaries [1]	**(195)**	**(213)**	**-9%**	-	-	-	-	-	-	-	-	-
Recurring Net Income	**260**	**270**	**-3%**	**128**	**117**	**10%**	**122**	**105**	**17%**	**211**	**170**	**24%**
Return on Average Equity - Annualized	**10.1%**	**11.0%**	**-0.9 p.p.**	**36.4%**	**39.2%**	**-2.7 p.p.**	**27.8%**	**24.7%**	**3.1 p.p.**	**29.6%**	**26.2%**	**3.4 p.p.**
Efficiency Ratio	**57.3%**	**53.7%**	**3.6 p.p.**	**52.0%**	**54.8%**	**-2.8 p.p.**	**49.7%**	**47.0%**	**2.7 p.p.**	**55.0%**	**60.0%**	**-5.0 p.p.**

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Chile

- Higher margin with clients due to higher spread and volume of loan operations and higher liabilities' margin.
- Higher cost of credit in the retail portfolio and due to rating downgrade of wholesale clients.
- Higher personnel, variable compensation and operating expenses.

Itaú Argentina

- Higher margin with clients due to higher liabilities' margin and higher return on capital.
- Higher margin with the market, driven by revenues from securities.
- Higher cost of credit as a result of provision for securities.
- Higher personnel expenses.

Itaú Paraguay

- Higher margin with clients due to higher liabilities' margin.
- Lower margin with the market, due to the impact of interest rates, partially offset by foreign exchange derivatives.
- Lower cost of credit, driven by improvement in the retail portfolio.
- Higher expenses due to new operations, marketing and expenses on credit cards.

Itaú Uruguay

- Higher margin with clients due to higher volume and liabilities' margin and foreign exchange products.
- Lower margin with the market as a result of inflation-indexed securities.
- Higher cost of credit due to increased provisions recognized in the retail business segment.
- Higher personnel and variable compensation expenses, and expenses on software amortization.

Additional Information

Itaú Unibanco Shares

Our capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on B3 (São Paulo Stock Exchange). Non-voting shares are also traded as deposit receipts (ADRs) on the New York Stock Exchange (NYSE).

Market Capitalization

R$246 billion | **US$47** billion

The market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day of the period.

Market Consensus (ITUB4) - 12/31/2022

Sell — Buy

Sell 01 Hold 04 Buy 15

Source: Bloomberg.

Corporate Structure Chart and Free Float* Participation


Free Float*
36.65% ON
82.26% PN
66.59% Total
Egydio de Souza Aranha Family
63.35% ON
17.74% PN
33.41% Total
Moreira Salles Family
100.00% Total
Cia. E. Johnston de Participações
50.00% ON
33.47% Total
Non-voting Shares Free Float*
Brazilian investors in B3
33%
Foreigners in NYSE
19%
4.8 bn (number of shares)
48%
Foreigners in B3
Itaúsa
50.00% ON
100.00% PN
66.53% Total
IUPAR
Free Float*
39.21% ON
0.003% PN
19.84% Total
51.71% ON
26.16% Total
7.75% ON
99.62% PN
53.14% Total
Itaú Unibanco Holding S.A.

Strengths of our ownership

- Family ownership and control, ensuring a long-term view
- Professional management team
- Broad shareholder base (53.14% of total shares in free float, and the non-voting shares are 99.62%)
- Solid corporate governance structure

Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares.

Performance in the Capital Market

Price and volume	(R$) ITUB4 (Non-voting Shares)	(R$) ITUB3 (Common Shares)	(US$) ITUB (ADR)
Closing price at 12/31/2022	25.00	21.89	4.71
Maximum price in the quarter	31.29	26.04	4.43
Average price in the quarter	27.16	23.12	5.15
Minimum price in the quarter	22.62	19.68	4.21
Closing price at 09/30/2022	28.06	23.52	5.17
Closing price at 12/31/2021	20.95	19.09	3.75
Change in 4Q22	-10.9%	-6.9%	-8.9%
Change in the last 12 months	19.3%	14.7%	25.6%
Average daily trading volume in 4Q22 - million	1,274.5	20.8	231.0
Average daily trading financial volume in 12 months - million	988.3	17.5	222.2

Shareholder base and indicators	12/31/22	09/30/22	12/31/21
Number of Shares - Million	9,804	9,804	9,804
Common Shares (ON) - Million	4,958	4,958	4,958
Non-voting Shares (PN) - Million	4,846	4,846	4,846
Treasury Shares - Million	3.3	3.3	24.2
Number of Total Shares at the end of the period [1] - Million	9,801	9,801	9,780
Number of Shareholders	480,639	457,847	487,819
Recurring Managerial Result per Share During the Quarter (R$)	0.78	0.82	0.73
Net Income per Share During the Quarter (R$)	0.75	0.80	0.64
Book value per Share (R$)	16.42	16.04	14.78
Price/Earnings (P/E) [2]	8.33	9.71	8.19
Price/Book value (P/B) [3]	1.52	1.75	1.42

[1] Shares representing total capital stock net of treasury shares; [2] Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings for the last 12 months were included; [3] Closing price of non-voting shares at end of the period/Book value per share at end of the period.

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the fourth quarter of 2022, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

As from January 1st, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding.

The complete consolidated financial statements under IFRS for the fourth quarter of 2022 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications 2	IFRS	BRGAAP	Adjustments and Reclassifications 2	IFRS
		Dec/31/2022			Dec/31/2021	
Total Assets	2,469,958	(146,518)	2,323,440	2,166,019	(96,813)	2,069,206
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6]	1,736,284	(63,224)	1,673,060	1,543,302	(81,929)	1,461,373
(-) Provision for Expected Loss at Amortized Cost [6]	(53,125)	2,438	(50,687)	(44,146)	3,067	(41,079)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	220,834	(99,668)	121,166	164,715	(59,009)	105,706
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(2,551)	2,437	(114)	(2,212)	2,128	(84)
Financial Assets at Fair Value Through Profit or Loss [4]	448,159	16,523	464,682	398,659	35,510	434,169
Tax Assets [7]	71,050	(11,570)	59,480	66,314	(7,881)	58,433
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	49,307	6,546	55,853	39,387	11,301	50,688
Total Liabilities	2,300,223	(154,126)	2,146,097	2,010,443	(105,713)	1,904,730
Financial Assets at Amortized Cost [3 6]	1,901,873	(146,375)	1,755,498	1,655,042	(101,935)	1,553,107
Financial Assets at Fair Value Through Profit or Loss [4]	79,168	(1,660)	77,508	64,248	(769)	63,479
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	3,552	132	3,684	4,866	334	5,200
Provision for Insurance and Pension Plan	234,754	396	235,150	214,311	665	214,976
Provisions	19,476	(1)	19,475	19,593	(1)	19,592
Tax Liabilities [7]	12,961	(6,223)	6,738	9,759	(3,513)	6,246
Other Liabilities	48,439	(395)	48,044	42,624	(494)	42,130
Total Stockholders' Equity	169,735	7,608	177,343	155,576	8,900	164,476
Non-controlling Interests	8,810	581	9,390	11,022	590	11,612
Total Controlling Stockholders' Equity [8]	160,925	7,027	167,953	144,554	8,310	152,864

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;

[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;

[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;

[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;

[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;

[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;

[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;

[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *				
	Dec/31/2022	4th Q/22	3rd Q/22	4th Q/21	jan-dec/22	jan-dec/21
BRGAAP - Values Attributable to Controlling Stockholders	**160,925**	**7,356**	**7,880**	**6,234**	**29,414**	**24,988**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	3,036	232	(209)	(475)	(122)	652
(b) Adjustment to Fair Value of Financial Assets	(4,642)	(514)	(41)	225	(1,808)	(465)
(c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A.	427	(1)	(1)	(1)	(4)	(4)
(d) Criteria for Write-Off of Financial Assets	2,026	71	(63)	(86)	91	(14)
(e) Financial Lease Operations	22	16	(23)	(10)	(22)	(42)
(f) Other adjustments	6,159	343	550	710	2,153	1,645
IFRS - Values Attributable to Controlling Stockholders	167,953	**7,503**	**8,092**	6,596	29,702	26,760
IFRS - Values Attributable to Minority Stockholders	9,390	270	169	434	1,035	1,624
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	177,343	7,773	8,261	7,030	30,737	28,384

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(e) Under IFRS 16 the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30th, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprises the recognition of the fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in the IFRS and the reversal of the Amortization of Goodwill under BRGAAP.

[9] More details in the Complete Financial Statements for January to December, 2022.

Itaú

Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Managerial Return on Average Equity – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

Recurring Managerial Return on Average Assets – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Assets.

Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations overdue for more than 90 days.

Efficiency Ratio
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Recurring Managerial Result per Share
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

Dividends and Interest on Own Capital Net of Taxes
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of the Result from Loan Losses, Impairment and Discounts Granted.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

Asset spreads
Variations in the spreads on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became more than 90 days overdue during the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

Results from Insurance, Pension Plan and Premium Bonds

Underwriting Margin
The sum of earned premiums, retained claims and selling expenses.

Combined Ratio
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

Credit Portfolio

Loan-to-Value
Ratio of the financing amount to the value of the underlying real estate.

Funding

Loan Portfolio over Gross Funding
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period.

Currency
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency.

Capital, Liquidity and Market Indicators

Value at Risk (VaR)
A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank's total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive.

Common Equity Tier I
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

Additional Tier I Capital
Consists of instruments of a perpetual nature, which meet the eligibility requirements.

Tier I Capital
The sum of the Common Equity Tier I and the Additional Tier I Capital.

Tier II Capital
Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements.

Total Capital
The sum of the Tier I and Tier II Capital.

Total Risk Weighted Assets
Consists of the sum of the portions related to the credit risk exposure (RWA_{CPAD}), the market risk capital requirement (RWA_{MINT}) and the operational risk capital requirement (RWA_{OPAD}).

Results by Business Segment

Retail Business
Consists of the offering of banking products and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Wholesale Business
Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Activities with the Market + Corporation
The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

Our Shares

Book Value per Share
Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares.

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as of December 31, 2022, on which we issued an unmodified audit report dated February 7, 2023, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the year ended at December 31, 2022.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2022, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, February 7, 2023

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16º, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

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4Q22

Complete Financial Statements in BRGAAP

December 31, 2022

Itaú Unibanco Holding S.A.

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Management Report **2022**

Highlights of 2022

Key indicators and ratios of our performance from January to December 2022 over the same period of the previous year:

Our history shows consistency in profitability, development of a strong national brand, good levels of employee satisfaction and actions that have made an impact on society. However, we visualize a future in the financial sector characterized by increased competitiveness and a change in the level of customer demand. This has encouraged us to reflect on our ambitions and propose a new corporate strategy guided by three main elements: to be increasingly faster and more modern; mean to have the needs of our customers as the motivator of all our actions; and to transform ourselves whenever necessary to continue to grow in a sustainable way.

Recurring **managerial result**

R$30.8 billions

2021 14.5% ▲

Credit **portfolio[1]**

R$1.1 trillion

2021 11.1% ▲

ROE **Recurring managerial**

20.3%

2021 100 bps ▲

Performance 2022 x 2021

Financial Margin with Clients

R$ 89.6 billions

27.2% ▲

Efficiency Ratio

41.2%

-280 bps ▼

Tier 1 Capital

13.5%

50 bps ▲

The credit portfolio expanded in every segment in Brazil: 20.1% in individuals, 10.6% in very small, small and middle market loans and 9.9% in corporate loans.

The positive effect of the growth in the portfolio, besides the positive impact of the interest rate in our liabilities' margin , resulted in growth of 27.2% in the financial margin with clients.

Decrease in financial margin with the market and an increase in the cost of credit, the latter related to the expansion of the retail business credit portfolio in Brazil.

The increase in commissions and fees and result from insurance operations was due to the higher transaction volume from cards, both in issuance and in acquiring, as well as higher gains with asset managment.

An increase of 25.5% in the result from insurance, pension plan and premium bonds, associated with the positive growth in earned premiums and premium bonds revenues.

Non-interest expenses rose by 7.7% in Brazil. Our efficiency ratio accumulated in 2022 was 41.2% in the consolidated and 39.1% in Brazil, both at the lowest level of the historical series.

(1) Includes financial guarantees provided and corporate securities.

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business.

We present below the key indicators comprising our results:

In R$ billions (except where indicated)

Income information	2022	2021	Variation
Operating Revenues[1,2]	142.7	124.9	14.3%
Managerial Financial Margin	92.6	78.1	18.4%
Financial Margin with Clients	89.6	70.5	27.2%
Financial Margin with the Market	2.9	7.7	-62.0%
Commissions and Fees[2]	41.1	39.1	5.1%
Revenues from Insurance, Pension Plans and Premium Bonds	9.1	7.6	19.3%
Cost of Credit	(32.3)	(20.2)	59.6%
Non-interest Expenses	(54.6)	(51.2)	6.7%
Recurring Managerial Result	30.8	26.9	14.5%
Net Income	29.4	25.0	17.7%
Recurring Managerial Return on Annualized Average Equity[3]	20.3%	19.3%	100 bps

Shares	2022	2021	Variation
Net Income per Share - Basic - R$	3.00	2.56	17.4%
Book Value per Share - R$ (Outstanding on 12/31)	16.42	14.78	11.1%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.85	0.64	34.0%
Average Financial Daily Trading Volume	2.2	2.1	2.0%
B3 (ON+PN)	1.0	1.1	-5.0%
NYSE (ADR)	1.1	1.0	9.1%
Market Capitalization[4]	245.9	205.9	19.4%

(1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Disregarding the result of XP Inc. 2021. (3) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (4) Total number of outstanding shares (common and nonvoting shares) multiplied by the average price per non-voting share on the last trading day in the period.

Initiatives

We transformed small entrepreneurs' cell phones into card machines with new feature from iti

Our 100% digital and free bank, iti, has just launched a new feature, with the objective of helping small entrepreneurs sell more in a simpler way. With iti tap, a feature that turns the cell phone into a small card machine, it is possible to receive card payments using the iti application itself.

Know more

We offered salary portability, in iti, for customers who wish to concentrate their finances in a single account

Our clients from iti can now request salary portability from other institutions to iti directly through the account app, completely free of charge. The new functionality provides the possibility for clients to have their salary arrive directly into their account, at 100% of the CDI and without charging IOF.

Know more

We enabled use of virtual card for additional cards

Clients who have one or more additional credit cards can now use the virtual card to make online purchases. The function, previously only applicable to one primary card, is in line with our movement to encourage the use of digital means of payment.

Know more

We launched a credit line for the purchase of solar panels

The search for cleaner energy production technologies – and also for savings on electricity bills – are some of the reasons that are encouraging the installation of solar panels on homes. We lauched a credit line exclusively for financing solar panels . Currently available as a pilot, soon will be available to all of the bank's customers.

Know more

We announced special mortgage credit conditions for sustainable enterprises

After we launched the "Plano Empresário Verde" (Green Business Plan), which consists of offering differentiated financing conditions for sustainable real estate, commercial, or residential projects, we had announced the "Repasse Verde" (Green Onlending). The solution will offer special conditions for individual clients interested in acquiring residential units from such projects.

Know more

We eliminated brokerage fees for Shares, BDRs, ETFs, and Options for all clients

We announced that we had eliminated the brokerage fees on Shares, BDRs, ETFs, and Options for clients from all segments of the bank (Branches, Uniclass, Personnalité, and Private) who trade exclusively via digital channels using Itaú Corretora's home broker or via the ion Itaú app. This initiative is unprecedented among Brazilian banks, and it is part of our constant evolution of our investment ecosystem.

Know more

We announced cryptoactive custody offering

We took another step in this market with Itaú Digital Assets' crypto assets custody initiative, providing the best pillars of security, governance, and compliance. The service will be available as of the second quarter of 2023.

Know more

We launched íon Edu, our free education platform for investments

Our free education platform for investors, íon Edu was created with the aim of giving people more knowledge and security when investing. We provide classes that are available in video, divided into modules and taught by specialists from the bank and partner institutions.

Know more

We are the best rated Brazilian bank in the portfolio of the Dow Jones Sustainability Index (DJSI World) and we are again part of the portfolio of the Corporate Sustainability Index (ISE) of B3

We were selected to be part of the Dow Jones Sustainability World Index (DJSI World) for the 23rd time, with the best performance among the Brazilian financial institutions to integrate the index. In Brazil, we also were selected to the Corporate Sustainability Index (ISE) for the 18th consecutive year. Additionally, we were selected for the 6th consecutive time to make up the portfolio of the Gender Equality Index promoted by Bloomberg, in its 2023 edition.

Know more

We announced the creation of Biomas at COP27

We joined Marfrig, Rabobank, Santander, Suzano and Vale in creating a company dedicated to forest restoration, conservation and preservation of forests in Brazil. Its goal is, over the course of 20 years, to reach a total restored and protected area of 4 million hectares of native forests in different Brazilian biomes, such as the Amazon, Atlantic Forest and Cerrado.

We joined forces to work towards an ambitious goal.

Biomas

Positive impact. Real change.

Biomas is a Brazilian based company that has the goal of restoring, conserving and preserving **4 million hectares of land in 20 yers.**

Know more

We issued Social Bonds of R$2 billion

We announced the emission of R$2 billion in social instrument denominated Letras Financeiras in the local market to support women's entrepreneurship in Brazil. Of this total, R$1 billion has been raised with the International Finance Corporation (IFC), a member of the World Bank Group, and a second tranche, also in the amount of R$1 billion, has been raised with the market. The operation is part of our ESG agenda and is connected to Itaú Women Entrepreneur Program, which supports and encourages the development of businesses led by women.

Access the Annoucement to the Market

INSTITUTO UNIBANCO

Instituto Unibanco has completed 40 years!

To celebrate this milestone, the institute promoted a series of webinars on education in the country.

Know more

We want to foster access to and the expansion of rights, improve the quality of life in cities and strengthen people's transformative power. That is why we have reiterated our pact with Brazilian society under our Commitment to Private Social Investment.

	Brazil		LATAM[3]		Total
	Value (R$ millions)	Number of Projects	Value (R$ millions)	Number of Projects	Value (R$ millions)
Non-incentivated[1]	**495.0**	**1,533**	**41.2**	**442**	**536.2**
Education	283.4	901	6.1	239	289.5
Sport	2.8	4	0.0	2	2.8
Culture	125.5	482	14.4	55	139.9
Urban mobility	57.5	20	14.0	5	71.5
Diversity	5.8	27	4.4	28	10.2
Innovation and Entrepreneurship	4.5	16	0.5	54	5.0
Local Develop. and Participation	8.0	68	1.6	52	9.6
Healthcare	7.5	15	0.1	7	7.6
Incentivated[2]	**169.3**	**356**	**6.3**	**224**	**175.5**
Culture	96.5	160	5.7	213	102.2
Education	24.2	94	0.6	11	24.8
Sport	24.4	66	0.0	0	24.4
Senior Citizens	24.2	36	0.0	0	24.2
Total	**664.2**	**1,889**	**47.5**	**666**	**711.7**

(1) Own funds of the bank's companies and in-house budgets of the foundations and institutions. (2) Tax incentive resources under laws such as the Rouanet Law, Sports Incentive and so on. (3) Foreign currency amounts were converted to Brazilian Reais as at December 30, 2022.

Awards and recognitions

- Brazil's most valuable brand and one of the world's most valuable brands, by Brand Finance.
- Most innovative bank in the country by Valor Econômico.
- 8th best company in the world to work with innovation.
- 1st bank with FITWEL healthy workplace certification.
- 1st Place in the 26th edition of the GPTW ranking 150 best companies to work for in Brazil (companies with 10,000 or more employees).
- 1st Place in the Valor Carreira – "As Melhores na Gestão de Pessoas 2022" (Best in People Management 2022) survey, by Valor Econômico and Mercer (companies with more than 17,000 employees).
- For the 4th consecutive year, we are number 1 in the #LinkedInTopCompanies, which highlights the best companies to develop a career in the country.
- 1st place as a financial institution in the Leader of Brazil Award, from Lide.
- Company of the Year at the Open Summit Awards 2022 – our ituber Ivo Mósca was elected Professional of the Year and our Financial Management solution took 2nd place as Corporate Case.

Itaú BBA - 12x the best cash management bank in Brazil*


Itaú BBA
12x O Melhor Banc
Cash Managemen
do Brasil.

*video only in portuguese

Payment of Interest on Capital

We communicate the approval of the payment of interest on capital in lieu of the monthly dividend related to 2023, in the amount of R$0.01765 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.015 per share* in accordance with the schedule published in the Material Fact. In addition, we communicate that the payment of interest on capital in the amount of R$0.48618 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.413253 per share*, previously mentioned in the Material Fact of 11.28.2022, will be made by 03.10.2023.

Access the Material Fact 11.28.2022 **Access the Material Fact 12.09.2022**

* with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding.

Withdrawal of S&P ratings

We informed you of our decision not to renew our contract with S&P. Since November 2022, our ratings with the agency have been withdrawn.

Subsequent event

We recognized in our Consolidated Financial Statements the impacts arising from an subsequent event to the reporting period related to a specific case of a large company that filed for judicial reorganization, but whose credit conditions existed as of December 31, 2022. There was an increase in the Provision for loan losses to cover 100% of the exposure, giving rise to an additional impact on income of R$1.3 billion (R$719 millions, net of taxes).

Acknowledgements_

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish tothank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on February 07, 2023).

Independent Auditor – CVM Instruction No. 381

Procedures Adopted by the Company

Our operating policy, including subsidiaries, when contracting non audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients' interests.

In the period from January to December 2022, we hired from the independent auditors the amount of R$79,194 thousand, of which R$74,392 thousand correspond to audit services of the fin ancial statements.

Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year:

- **Audit Related Services:** January 03, February 04, 22 and 24, May 19, June 24, November 10 and December 28 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A (Management Discussion & Analysis) report and Integrated Annual Report; on certain agreements signed with regulatory authorities; compliance with financial covenants and appraisal reports at book value. – R$3,947 thousand (5.3% of the external audit fees).

- **Tax Servicers:** January 10 and 25, February 24 and October 24 – Review of the calculations and tax settlement and compliance with tax regulations. – R$840 thousand (1.1% of the external audit fees).

- **Other Services:** August 01 – Acquisition of technical materials. – R$15 thousand (0.0% of the external audit fees).

Justification of the Independent Auditors – PricewaterhouseCoopers

The non audit-related services described above does not affect either the independence or the objectivity in conducting the examinations of the financial statements at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non audit-related services is based on principles that protect the independent auditor's independence, all of which were observed in providing that services, including their approval by the Audit Committee.

International Financial Reporting Standards (IFRS)

We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The complete financial statements are available on the Investor Relations website (www.itau.com.br/investor-relations > results and reports > results center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to December 2022, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Isurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB).The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website at: www.itau.com.br/relacoes-com-investidores/en/results-and-reports/results-center/.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fábio Colletti Barbosa
Frederico Trajano Inácio Rodrigues
João Moreira Salles
Maria Helena dos Santos Fernandes de Santana
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Alexandre de Barros
Luciana Pires Dias
Maria Helena dos Santos Fernandes de Santana (3)
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman

Giberto Frussa

Members

Artemio Bertholini
Eduardo Hiroyuki Miyaki

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
André Sapoznik
Carlos Fernando Rossi Constantini
Flavio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo (2)
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Daniel Sposito Pastore
Emerson Macedo Bortoloto
Eric André Altafim
José Geraldo Franco Ortiz Junior
José Virgilio Vita Neto
Lineu Carlos Ferraz de Andrade
Luciana Nicola Schneider
Mário Newton Nazareth Miguel
Paulo Sergio Miron
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob (1)
Rubens Fogli Netto
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes

1) Group Head of Investor Relations and Market Intelligence.
2) Resignation recorded of Officer on January 02, 2023.
3) Elected at the ASM of September 29, 2022, took office on January 02, 2023.

Accountant

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
André Sapoznik
Carlos Fernando Rossi Constantini
Flávio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo [1]
Matias Granata
Ricardo Ribeiro Mandacaru Guerra

Officers

Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Henrique Caldeira Daré [1]
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Carlos Orestes Vanzo
Carlos Rodrigo Formigari
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Daniel Nascimento Goretti
Daniel Sposito Pastore
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eduardo Queiroz Tracanella
Eric André Altafim
Estevão Carcioffi Lazanha
Fábio Horta Motta Marques da Costa
Fábio Napoli
Fabio Rodrigo Villa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira

Officers (continued)

Gabriela Rodrigues Ferreira
Guilherme Pessini Carvalho
Guilhermo Luiz Bressane Gomes
Gustavo Andres
Gustavo Trovisco Lopes
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araujo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Leon Gottlieb [2]
Lineu Carlos Ferraz de Andrade
Luciana Nicola Schneider
Luís Eduardo Gross Siqueira Cunha
Luiz Felipe Monteiro Arcuri Trevisan
Maira Blini de Carvalho [3]
Marcelo Bevilacqua Gambarini
Márcio Luís Domingues da Silva
Marcos Alexandre Pina Cavagnoli
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel
Michel Cury Chain [4]
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Odacir José Fernandes Peixoto [4]
Paula Magalhães Cardoso Neves
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes [4]
Rafael Bastos Heringer
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodnei Bernardino de Souza
Rodrigo André Leiras Carneiro
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Wagner Bettini Sanches

1) Resignation recorded of Officer on January 02, 2023.
2) Resignation recorded of Officer on October 31, 2022.
3) Elected at the ESM of December 06, 2022, took office on February 1, 2023.
4) Elected at the ESM of November 03, 2022, took office on January 2, 2023.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	12/31/2022	12/31/2021
Current and Non-current assets		**2,431,957**	**2,136,498**
Cash		**35,381**	**44,512**
Interbank investments	**2c IV, 4**	**279,609**	**238,116**
Money market		218,147	166,931
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	1,981	1,524
Interbank deposits		59,481	69,661
Securities and derivative financial instruments	**2c V, 2c VI, 5**	**834,553**	**706,306**
Own portfolio		309,356	247,666
Subject to repurchase commitments		108,082	104,941
Pledged in guarantee		44,627	29,102
Securities under resale agreements with free movement		58,975	39,941
Deposited with the Central Bank of Brazil		-	5
Derivative financial instruments		78,341	68,856
Assets guaranteeing technical provisions	8b	235,172	215,795
Interbank accounts		**184,125**	**166,154**
Pending settlement		68,346	55,727
Central Bank of Brazil deposits		115,748	110,392
National Housing System (SFH)		13	21
Correspondents		18	14
Interbranch accounts		**49**	**369**
Loan, lease and other credit operations	**6**	**853,063**	**774,927**
Operations with credit granting characteristics	2c VII	906,188	819,074
(Provision for loan losses)	2c VIII	(53,125)	(44,147)
Other receivables		**240,873**	**202,661**
Current tax assets		10,799	8,513
Deferred tax assets	11b I	60,464	58,307
Sundry	10a	169,610	135,841
Other assets	**2c IX**	**4,304**	**3,453**
Assets held for sale		665	728
(Valuation allowance)		(263)	(356)
Unearned reinsurance premiums		28	10
Prepaid expenses	2c IX, 10c	3,874	3,071
Permanent assets		**38,001**	**29,521**
Investments	**2c X**	**13,216**	**6,676**
Associates and joint ventures		5,912	6,346
Other investments		7,311	538
(Allowance for losses)		(7)	(208)
Real estate	**2c XI, 13**	**7,063**	**6,417**
Fixed assets		4,887	4,587
Other fixed assets		16,802	16,239
(Accumulated depreciation)		(14,626)	(14,409)
Goodwill and Intangible assets	**2c XII, 2c XIII, 14**	**17,722**	**16,428**
Goodwill		592	793
Intangible assets		39,412	35,204
(Accumulated amortization)		(22,282)	(19,569)
Total assets		**2,469,958**	**2,166,019**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	12/31/2022	12/31/2021
Current and Non-current liabilities		**2,300,223**	**2,010,443**
Deposits	**2c IV, 7b**	**871,438**	**850,372**
Demand deposits		117,587	158,116
Savings deposits		179,764	190,601
Interbank deposits		4,894	3,776
Time deposits		564,215	497,051
Other deposits		4,978	828
Deposits received under securities repurchase agreements	**2c IV, 7c**	**320,517**	**271,051**
Own portfolio		100,488	102,666
Third-party portfolio		144,716	115,511
Free portfolio		75,313	52,874
Funds from acceptances and issuance of securities	**2c IV, 7d**	**256,495**	**143,138**
Real estate, mortgage, credit and similar notes		181,580	79,421
Foreign loans through securities		70,594	62,960
Funding from structured operations certificates		4,321	757
Interbank accounts		**82,482**	**64,307**
Pending settlement		82,254	64,011
Correspondents		228	296
Interbranch accounts		**11,685**	**8,992**
Third-party funds in transit		11,683	8,991
Internal transfer of funds		2	1
Borrowing and onlending	**2c IV, 7e**	**115,441**	**97,005**
Borrowing		103,585	86,229
Onlending		11,856	10,776
Derivative financial instruments	**2c VI, 5f**	**78,512**	**63,969**
Technical provision for insurance, pension plan and premium bonds	**2c XV, 8a**	**238,070**	**217,558**
Allowance for financial guarantees provided and loan commitments	**6c**	**3,465**	**4,784**
Provisions	**9b**	**16,580**	**16,240**
Other liabilities		**305,538**	**273,027**
Current tax liabilities	2c XVI, 2c XVIII, 11c	10,657	10,206
Deferred tax liabilities	11b II	5,199	2,904
Subordinated debt	7f	54,540	75,036
Sundry	10d	235,142	184,881
Total stockholders' equity of controlling shareholders	**15**	**160,925**	**144,554**
Capital		90,729	90,729
Capital reserves		2,477	2,247
Revenue reserves		76,600	57,058
Other comprehensive income	2c V, 2c VI	(8,810)	(4,952)
(Treasury shares)		(71)	(528)
Non-controlling interests	15e	8,810	11,022
Total stockholders' equity		**169,735**	**155,576**
Total liabilities and stockholders' equity		**2,469,958**	**2,166,019**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021
Income related to financial operations		**129,069**	**220,511**	**152,239**
Loan, lease and other credit operations		64,306	117,248	93,739
Securities and derivative financial instruments		43,556	68,820	46,950
Financial income related to insurance, pension plan and premium bonds operations		12,785	22,519	5,399
Foreign exchange operations		2,593	1,696	2,538
Compulsory deposits		5,829	10,228	3,613
Expenses related to financial operations		**(87,070)**	**(137,827)**	**(81,184)**
Money market		(69,014)	(112,070)	(51,245)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(12,368)	(21,977)	(5,344)
Borrowing and onlending		(5,688)	(3,780)	(24,595)
Income related to financial operations before loan losses		**41,999**	**82,684**	**71,055**
Result of provision for loan losses	6	**(15,081)**	**(28,528)**	**(15,284)**
Expenses for provision for loan losses		(16,591)	(31,233)	(18,484)
Income related to recovery of credits written off as loss		1,510	2,705	3,200
Gross income related to financial operations		**26,918**	**54,156**	**55,771**
Other operating revenues / (expenses)		**(9,400)**	**(17,937)**	**(17,038)**
Commissions and banking fees	10e	23,619	46,631	43,273
Result from insurance, pension plan and premium bonds operations		2,479	4,704	3,843
Personnel expenses	10f	(14,529)	(28,031)	(24,836)
Other administrative expenses	10g	(12,441)	(23,377)	(21,657)
Provision expenses	9b	(1,384)	(3,228)	(3,492)
Provision for lawsuits civil		(506)	(903)	(820)
Provison for labor claims		(1,156)	(2,339)	(2,652)
Provison for tax and social security obligations and Other risks		278	14	(20)
Tax expenses	2c XVIII, 11a II	(4,763)	(9,450)	(8,238)
Equity in earnings of associates, joint ventures and other investments		367	597	1,345
Other operating revenues		2,568	5,003	3,412
Other operating expenses	10h	(5,316)	(10,786)	(10,688)
Operating income		**17,518**	**36,219**	**38,733**
Non-operating income	3	**304**	**944**	**1,090**
Income before taxes on income and profit sharing		**17,822**	**37,163**	**39,823**
Income tax and social contribution	**2c XVIII, 11a I**	**(2,176)**	**(6,673)**	**(13,394)**
Due on operations for the period		(1,823)	(6,645)	(7,502)
Related to temporary differences		(353)	(28)	(5,892)
Profit sharing – Management Members - Statutory	**16b**	**(134)**	**(255)**	**(208)**
Non-controlling interests	**15e**	**(277)**	**(821)**	**(1,233)**
Net income		**15,235**	**29,414**	**24,988**
Earnings per share - Basic	**18**			
Common		1.55	3.00	2.56
Preferred		1.55	3.00	2.56
Earnings per share - Diluted	**18**			
Common		1.54	2.98	2.54
Preferred		1.54	2.98	2.54
Weighted average number of outstanding shares - Basic	**18**			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,842,574,367	4,840,703,872	4,818,741,579
Weighted average number of outstanding shares - Diluted	**18**			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,909,547,792	4,900,469,300	4,873,042,114

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021
Consolidated net income		**15,512**	**30,235**	**26,221**
Financial assets available for sale		(88)	(756)	(2,735)
Change in fair value		(714)	(2,497)	(6,084)
Tax effect		297	963	2,640
(Gains) / losses transferred to income statement		598	1,415	1,418
Tax effect		(269)	(637)	(709)
Hedge		176	(42)	706
Cash flow hedge	5f V	335	62	551
Change in fair value		620	159	994
Tax effect		(285)	(97)	(443)
Hedge of net investment in foreign operation	5f V	(159)	(104)	155
Change in fair value		(286)	(155)	190
Tax effect		127	51	(35)
Remeasurements of liabilities for post-employment benefits [1]		(28)	(34)	45
Remeasurements	19	(54)	(65)	74
Tax effect		26	31	(29)
Foreign exchange variation in foreign investments		(298)	(3,026)	(263)
Total other comprehensive income		**(238)**	**(3,858)**	**(2,247)**
Total comprehensive income		**15,274**	**26,377**	**23,974**
Comprehensive income attributable to the owners of the parent company		**14,997**	**25,556**	**22,741**
Comprehensive income attributable to non-controlling interests		**277**	**821**	**1,233**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity

(In millions of reais)

		Attributed to owners of the parent company											
						Other comprehensive income							
	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments [1]	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [2]	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non controlling interests	Total
Total - 07/01/2022		**90,729**	**(71)**	**2,086**	**66,468**	**(2,931)**	**(1,492)**	**3,282**	**(7,431)**	-	**150,639**	**10,035**	**160,674**
Transactions with owners		-	-	392	-	-	-	-	-	-	392	(1,510)	**(1,118)**
Recognition of share-based payment plans		-	-	392	-	-	-	-	-	-	392	-	**392**
(Increase) / Decrease to the owners of the parent company	15	-	-	-	-	-	-	-	-	-	-	(1,510)	**(1,510)**
Corporate reorganization	2c XIV, 3	-	-	-	662	-	-	-	-	-	662	-	**662**
Other[3]		-	-	-	(2)	-	-	-	-	-	(2)	-	**(2)**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	40	40	-	**40**
Total comprehensive income		-	-	-	-	(88)	(28)	(298)	176	15,235	14,997	277	**15,274**
Consolidated net income										15,235	15,235	277	**15,512**
Other comprehensive income		-	-	-	-	(88)	(28)	(298)	176	-	(238)	-	**(238)**
Appropriations:													
Legal reserve		-	-	-	762	-	-	-	-	(762)	-	-	-
Statutory reserves		-	-	-	8,710	-	-	-	-	(8,710)	-	-	-
Dividends		-	-	-	-	-	-	-	-	-	-	8	**8**
Interest on capital		-	-	-	-	-	-	-	-	(5,803)	(5,803)	-	**(5,803)**
Total - 12/31/2022	**15**	**90,729**	**(71)**	**2,477**	**76,600**	**(3,019)**	**(1,520)**	**2,984**	**(7,255)**	-	**160,925**	**8,810**	**169,735**
Change in the period		-	-	**392**	**10,132**	**(88)**	**(28)**	**(298)**	**176**	-	**10,286**	**(1,225)**	**9,061**
Total - 01/01/2021		**97,148**	**(907)**	**2,323**	**40,734**	**472**	**(1,531)**	**6,273**	**(7,919)**	-	**136,593**	**11,113**	**147,706**
Transactions with owners		-	379	111	-	-	-	-	-	-	490	(1,194)	**(704)**
Result of delivery of treasury shares	15	-	379	193	-	-	-	-	-	-	572	-	**572**
Recognition of share-based payment plans		-	-	(82)	-	-	-	-	-	-	(82)	-	**(82)**
(Increase) / Decrease to the owners of the parent company	15	-	-	-	-	-	-	-	-	-	-	(1,194)	**(1,194)**
Partial spin-off	3	(6,419)	-	(187)	(3,392)	77	-	(23)	24	-	(9,920)	-	**(9,920)**
Corporate reorganization	2c XIV, 3	-	-	-	1,547	-	-	-	-	-	1,547	-	**1,547**
Other		-	-	-	(14)	-	-	-	-	-	(14)	-	**(14)**
Reversal of Dividends or Interest on capital - declared after previous period		-	-	-	166	-	-	-	-	-	166	-	**166**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	102	102	-	**102**
Total comprehensive income		-	-	-	-	(2,812)	45	(240)	682	24,988	22,663	1,233	**23,896**
Consolidated net income		-	-	-	-	-	-	-	-	24,988	24,988	1,233	**26,221**
Other comprehensive income		-	-	-	-	(2,812)	45	(240)	682	-	(2,325)	-	**(2,325)**
Appropriations:													
Legal reserve		-	-	-	1,312	-	-	-	-	(1,312)	-	-	-
Statutory reserves		-	-	-	16,705	-	-	-	-	(16,705)	-	-	-
Dividends		-	-	-	-	-	-	-	-	(1,466)	(1,466)	(130)	**(1,596)**
Interest on capital		-	-	-	-	-	-	-	-	(5,607)	(5,607)	-	**(5,607)**
Total - 12/31/2021	**15**	**90,729**	**(528)**	**2,247**	**57,058**	**(2,263)**	**(1,486)**	**6,010**	**(7,213)**	-	**144,554**	**11,022**	**155,576**
Change in the period		**(6,419)**	**379**	**(76)**	**16,324**	**(2,735)**	**45**	**(263)**	**706**	-	**7,961**	**(91)**	**7,870**
Total - 01/01/2022		**90,729**	**(528)**	**2,247**	**57,058**	**(2,263)**	**(1,486)**	**6,010**	**(7,213)**	-	**144,554**	**11,022**	**155,576**
Transactions with owners		-	457	230	-	-	-	-	-	-	687	(2,740)	**(2,053)**
Result of delivery of treasury shares	15	-	457	64	-	-	-	-	-	-	521	-	**521**
Recognition of share-based payment plans		-	-	166	-	-	-	-	-	-	166	-	**166**
(Increase) / Decrease to the owners of the parent company	15	-	-	-	-	-	-	-	-	-	-	(2,740)	**(2,740)**
Corporate reorganization	2c XIV, 3	-	-	-	(125)	-	-	-	-	-	(125)	-	**(125)**
Other[3]		-	-	-	(22)	-	-	-	-	-	(22)	-	**(22)**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	119	119	-	**119**
Total comprehensive income		-	-	-	-	(756)	(34)	(3,026)	(42)	29,414	25,556	821	**26,377**
Consolidated net income		-	-	-	-	-	-	-	-	29,414	29,414	821	**30,235**
Other comprehensive income		-	-	-	-	(756)	(34)	(3,026)	(42)	-	(3,858)	-	**(3,858)**
Appropriations:													
Legal reserve		-	-	-	1,485	-	-	-	-	(1,485)	-	-	-
Statutory reserves		-	-	-	18,204	-	-	-	-	(18,204)	-	-	-
Dividends		-	-	-	-	-	-	-	-	-	-	(293)	**(293)**
Interest on capital		-	-	-	-	-	-	-	-	(9,844)	(9,844)	-	**(9,844)**
Total - 12/31/2022	**15**	**90,729**	**(71)**	**2,477**	**76,600**	**(3,019)**	**(1,520)**	**2,984**	**(7,255)**	-	**160,925**	**8,810**	**169,735**
Change in the period		-	**457**	**230**	**19,542**	**(756)**	**(34)**	**(3,026)**	**(42)**	-	**16,371**	**(2,212)**	**14,159**

1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.
2) Includes Cash flow hedge and hedge of net investment in foreign operation.
3) Includes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a).

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021
Adjusted net income		**26,665**	**90,075**	**94,233**
Net income		15,235	29,414	24,988
Adjustments to net income		11,430	60,661	69,245
Share-based payment		392	234	(20)
Effects of changes in exchange rates on cash and cash equivalents		(6,336)	24,279	19,941
Provision for loan losses	6c	16,591	31,233	18,484
Interest and foreign exchange income related to operations with subordinated debt		2,257	1,708	24,279
Change in technical provisions for insurance, pension plan and premium bonds		6,819	12,357	9,851
Depreciation and amortization		2,752	5,466	5,403
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	519	1,288	578
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	1,033	2,882	3,565
Interest income related to deposits in guarantee	9b	(484)	(1,018)	(376)
Deferred taxes (excluding hedge tax effects)		3,027	3,284	8,730
Equity in earnings of associates, joint ventures and other investments		(367)	(597)	(1,345)
Income from foreign exchange and income related to available for sale securities		(9,677)	(15,328)	(16,220)
Income from foreign exchange and income related to held to maturity securities		(5,860)	(7,868)	(6,646)
Income from sale of available for sale financial assets		598	1,415	1,418
Income from sale of investments, assets held for sale and fixed assets		9	6	(573)
Income from non-controlling interests	15e	277	821	1,233
Other		(120)	499	943
Change in assets and liabilities		**832**	**24,652**	**(9,341)**
(Increase) / decrease in assets				
Interbank investments		(62,147)	(39,104)	50,549
Securities and derivative financial instruments (assets / liabilities)		(25,769)	(42,467)	39,271
Compulsory deposits with the Central Bank of Brazil		2,403	(5,356)	(20,333)
Interbank and interbranch accounts (assets / liabilities)		(5,638)	8,573	2,603
Loan, lease and other credit operations		(56,186)	(109,706)	(131,024)
Other receivables and other assets		(244,277)	(251,012)	11,418
(Decrease) / increase in liabilities				
Deposits		42,745	21,066	41,362
Deposits received under securities repurchase agreements		57,951	49,466	(9,490)
Funds from acceptances and issuance of securities		51,064	113,357	6,500
Borrowing and onlending		(4,571)	18,436	13,805
Technical provision for insurance, pension plan and premium bonds		6,703	7,769	(16,008)
Provisions and Other liabilities		240,699	259,504	7,891
Payment of income tax and social contribution		(2,145)	(5,874)	(5,885)
Net cash provided by / (used in) operating activities		**27,497**	**114,727**	**84,892**
Dividends / Interest on capital received from associates and joint ventures		297	336	661
Funds received from sale of available for sale securities		16,202	29,480	41,428
Funds received from redemption of held to maturity securities		17,490	23,456	17,674
(Purchase) / Disposal of Held for sale securities		163	347	402
Disposal of Investments		(7)	383	848
Cash and Cash equivalents, net of assets and liabilities arising from the spin-off of XP Inc.	3	-	-	(10)
Disposal of Fixed assets		483	505	172
Termination of Intangible asset agreements		17	23	40
(Purchase) of Available for sale securities		(34,103)	(68,540)	(60,479)
(Purchase) of Held to maturity securities		(16,029)	(35,356)	(32,832)
(Purchase) of Investments	3	(238)	(7,830)	(67)
(Purchase) of Fixed assets		(1,874)	(2,727)	(1,414)
(Purchase) of Intangible assets	14	(2,805)	(5,768)	(7,667)
Net cash provided by / (used in) investing activities		**(20,404)**	**(65,700)**	**(41,244)**
Subordinated debt obligations raisings		1,004	1,004	8,229
Subordinated debt obligations redemptions		(14,503)	(23,208)	(32,388)
Change in non-controlling interests		(1,510)	(2,740)	(1,194)
Income from delivery of treasury shares		-	453	510
Dividends and interest on capital paid to non-controlling interests	15a	8	(293)	(130)
Dividends and interest on capital paid		(3,477)	(6,706)	(6,267)
Net cash provided by / (used in) financing activities		**(18,478)**	**(31,490)**	**(31,240)**
Net increase / (decrease) in cash and cash equivalents		**(11,385)**	**17,537**	**12,408**
Cash and cash equivalents at the beginning of the period		90,232	91,925	99,458
Effects of changes in exchange rates on cash and cash equivalents		6,336	(24,279)	(19,941)
Cash and cash equivalents at the end of the period	2c III	85,183	85,183	91,925
Cash			35,381	44,512
Interbank deposits			12,506	12,440
Securities purchased under agreements to resell - Collateral held			37,296	34,973

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of reais)

	Note	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021
Income		**145,632**	**252,521**	**191,412**
Financial operations		131,743	223,767	155,078
Commissions and Banking Fees	10e	23,619	46,631	43,273
Result from insurance, pension plan and premium bonds operations		2,479	4,704	3,843
Result from loan losses	6	(15,081)	(28,528)	(15,284)
Other		2,872	5,947	4,502
Expenses		**(92,614)**	**(149,502)**	**(92,712)**
Financial operations		(87,070)	(137,827)	(81,184)
Other		(5,544)	(11,675)	(11,528)
Inputs purchased from third parties		**(9,766)**	**(18,045)**	**(16,179)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	10g	(4,292)	(7,969)	(7,415)
Other		(5,474)	(10,076)	(8,764)
Data processing and telecommunications	10g	(2,408)	(4,371)	(3,962)
Advertising, promotions and publication	10g	(1,230)	(2,003)	(1,389)
Installations and Materials		(1,095)	(2,234)	(2,209)
Other		(741)	(1,468)	(1,204)
Gross added value		**43,252**	**84,974**	**82,521**
Depreciation and amortization	**10g**	**(2,043)**	**(4,074)**	**(4,084)**
Net added value produced by the company		**41,209**	**80,900**	**78,437**
Added value received through transfer - Results of equity method		**367**	**597**	**1,345**
Total added value to be distributed		**41,576**	**81,497**	**79,782**
Distribution of added value		**41,576**	**81,497**	**79,782**
Personnel		**14,169**	**27,420**	**24,979**
Direct compensation		11,217	21,220	19,503
Benefits		2,389	5,163	4,494
FGTS – government severance pay fund		563	1,037	982
Taxes, fees and contributions		**11,263**	**22,584**	**27,188**
Federal		10,386	20,860	25,530
Municipal		877	1,724	1,658
Return on capital		**632**	**1,258**	**1,394**
Dividends and interest on capital		**15,512**	**30,235**	**26,221**
Dividends and interest on capital		5,803	9,844	7,073
Retained earnings attributable to controlling shareholders		9,432	19,570	17,915
Retained earnings / (loss) attributable to non-controlling shareholders		277	821	1,233

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In millions of reais)

Assets	Note	12/31/2022	12/31/2021
Current and Non-current assets		**216,151**	**76,316**
Cash		**717**	**23**
Interbank investments	**2c IV, 4**	**54,227**	**65,752**
Money market		13,281	7,429
Interbank deposits		40,946	58,323
Securities and derivative financial instruments	**2c V, 2c VI, 5**	**1,212**	**434**
Own portfolio		1,185	160
Derivative financial instruments		27	274
Interbranch accounts		**47**	**-**
Loan, lease and other credit operations	**6**	**131,978**	**-**
Operations with credit granting characteristics	2c VII	146,013	-
(Provision for loan losses)	2c VIII	(14,035)	-
Other receivables		**27,279**	**10,064**
Current tax assets		3,769	3,384
Deferred tax assets	11b I	12,025	1,756
Income receivable		6,318	3,714
Deposits in guarantee for contingent, provisions and legal obrigations		1,830	106
Sundry		3,337	1,104
Other assets	**2c IX**	**691**	**43**
Assets held for sale		55	-
(Valuation allowance)		(8)	-
Prepaid expenses		644	43
Permanent assets		**165,005**	**142,141**
Investments	**2c X, 12**	**164,561**	**142,141**
Subsidiaries		164,561	142,141
Real estate	**2c XI**	**4**	**-**
Other fixed assets		14	-
(Accumulated depreciation)		(10)	-
Intangible assets	**2c XIII**	**440**	**-**
Intangible assets		3,317	-
(Accumulated amortization)		(2,877)	-
Total assets		**381,156**	**218,457**
Liabilities and stockholders' equity			
Current and Non-current liabilities		**219,056**	**73,893**
Deposits	**2c IV**	**76,202**	**-**
Demand deposits		269	-
Interbank deposits		75,917	-
Other deposits		16	-
Funds from acceptances and issuance of securities	**2c IV, 7d**	**8,525**	**8,754**
Foreign loans through securities		8,525	8,754
Interbank accounts		**53,510**	**-**
Pending settlement		53,510	-
Borrowing and onlending	**2c IV**	**48**	**-**
Onlending		48	-
Derivative financial instruments	**2c VI, 5f**	**-**	**367**
Allowance for loan commitments	**6c**	**517**	**-**
Provisions		**1,106**	**230**
Other liabilities		**79,148**	**64,542**
Current tax liabilities	2c XVI, 2c XVIII, 11c	1,187	124
Deferred tax liabilities	11b II	806	248
Social and statutory		4,465	2,800
Subordinated debt	7f	46,929	61,309
Sundry		25,761	61
Stockholders' equity	**15**	**162,100**	**144,564**
Capital		90,729	90,729
Capital reserves		2,477	2,247
Revenue reserves		75,103	55,165
Other comprehensive income	2c V, 2c VI	(6,138)	(3,049)
(Treasury shares)		(71)	(528)
Total liabilities and stockholders' equity		**381,156**	**218,457**

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021
Income related to financial operations		**3,376**	**5,159**	**4,297**
Loan, lease and other credit operations		1,406	1,406	-
Securities and derivative financial instruments		1,970	3,754	4,298
Foreign exchange operations		-	(1)	(1)
Expenses related to financial operations		**(3,086)**	**(5,176)**	**(3,657)**
Money market		(3,039)	(5,129)	(3,657)
Borrowing and onlending		(47)	(47)	-
Income related to financial operations before loan losses		**290**	**(17)**	**640**
Result of provision for loan losses	**6**	**(1,110)**	**(1,110)**	**-**
Expenses for provision for loan losses		(1,167)	(1,167)	-
Income related to recovery of credits written off as loss		57	57	-
Gross income related to financial operations		**(820)**	**(1,127)**	**640**
Other operating revenues / (expenses)		**17,362**	**30,338**	**25,514**
Commissions and banking fees		1,004	1,004	-
Personnel expenses		(62)	(134)	(127)
Other administrative expenses		(496)	(555)	452
Provision expenses		(28)	(27)	-
Provision for lawsuits civil		(18)	(18)	-
Provison for labor claims		(2)	(2)	-
Provison for tax and social security obligations and Other risks		(8)	(7)	-
Tax expenses	11a II	(380)	(539)	(280)
Equity in earnings of subsidiaries	12	17,649	30,953	25,485
Other operating revenues / (expenses)		(325)	(364)	(16)
Operating income		**16,542**	**29,211**	**26,154**
Non-operating income		**-**	**-**	**435**
Income before taxes on income and profit sharing		**16,542**	**29,211**	**26,589**
Income tax and social contribution	**2c XVIII**	**(1,303)**	**498**	**(337)**
Due on operations for the period		430	313	40
Related to temporary differences		(1,733)	185	(377)
Profit sharing – Management Members - Statutory		**(6)**	**(14)**	**(16)**
Net income		**15,233**	**29,695**	**26,236**

Earnings per share - Basic				
Common		1.55	3.03	2.68
Preferred		1.55	3.03	2.68
Earnings per share - Diluted				
Common		1.54	3.01	2.67
Preferred		1.54	3.01	2.67
Weighted average number of outstanding shares - Basic				
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,842,574,367	4,840,703,872	4,818,741,579
Weighted average number of outstanding shares - Diluted				
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,909,547,792	4,900,473,301	4,873,042,114

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Comprehensive Income

(In millions of reais)

	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021
Net income	**15,233**	**29,695**	**26,236**
Financial assets available for sale	303	22	(2,539)
Associates / Subsidiaries	303	22	(2,539)
Hedge	170	(50)	699
Cash flow hedge	329	54	544
Change in fair value	1	81	7
Tax effect	(1)	(39)	(3)
Associates / Subsidiaries	329	12	540
Hedge of net investment in foreign operation	(159)	(104)	155
Change in fair value	(305)	(110)	1,064
Tax effect	137	37	(445)
Associates / Subsidiaries	9	(31)	(464)
Remeasurements of liabilities for post-employment benefits (1)	(28)	(34)	44
Remeasurements	(3)	(3)	-
Tax effect	1	1	-
Associates / Subsidiaries	(26)	(32)	44
Foreign exchange variation in foreign investments	(298)	(3,027)	(262)
Change in fair value	371	(240)	(337)
Associates / Subsidiaries	(669)	(2,787)	75
Total other comprehensive income	**147**	**(3,089)**	**(2,058)**
Total comprehensive income	**15,380**	**26,606**	**24,178**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders' Equity
(In millions of reais)

	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income				Retained earnings	Total
						Available for sale securities Adjustments	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [1]		
Total - 07/01/2022		**90,729**	**(71)**	**2,085**	**64,778**	**(2,378)**	**(1,492)**	**2,414**	**(4,829)**	-	**151,236**
Transactions with owners		-	-	392	-	-	-	-	-	-	**392**
Recognition of share-based payment plans		-	-	392	-	-	-	-	-	-	**392**
Corporate reorganization	2c XIV, 3	-	-	-	662	-	-	-	-	-	**662**
Other [2]		-	-	-	193	-	-	-	-	-	**193**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	40	**40**
Total comprehensive income		-	-	-	-	303	(28)	(298)	170	15,233	**15,380**
Net income		-	-	-	-	-	-	-	-	15,233	**15,233**
Other comprehensive income		-	-	-	-	-	(2)	371	(168)	-	**201**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	303	(26)	(669)	338	-	**(54)**
Appropriations:											
Legal reserve		-	-	-	762	-	-	-	-	(762)	**-**
Statutory reserves		-	-	-	8,708	-	-	-	-	(8,708)	**-**
Interest on capital		-	-	-	-	-	-	-	-	(5,803)	**(5,803)**
Total - 12/31/2022	**15**	**90,729**	**(71)**	**2,477**	**75,103**	**(2,075)**	**(1,520)**	**2,116**	**(4,659)**	**-**	**162,100**
Change in the period		**-**	**-**	**392**	**10,325**	**303**	**(28)**	**(298)**	**170**	**-**	**10,864**
Total - 01/01/2021		**97,148**	**(907)**	**2,323**	**39,128**	**442**	**(1,530)**	**5,405**	**(5,308)**	**-**	**136,699**
Transactions with owners		-	379	111	-	-	-	-	-	-	**490**
Result of delivery of treasury shares	15	-	379	193	-	-	-	-	-	-	**572**
Recognition of share-based payment plans		-	-	(82)	-	-	-	-	-	-	**(82)**
Partial spin-off	3	(6,419)	-	(187)	(3,392)	77	-	(23)	24	-	**(9,920)**
Reversal of Dividends or Interest on capital - declared after previous period		-	-	-	166	-	-	-	-	-	**166**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	102	**102**
Total comprehensive income		-	-	-	-	(2,616)	44	(239)	675	26,236	**24,100**
Net income		-	-	-	-	-	-	-	-	26,236	**26,236**
Other comprehensive income		-	-	-	-	-	-	(337)	623	-	**286**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	(2,616)	44	98	52	-	**(2,422)**
Appropriations:											
Legal reserve		-	-	-	1,312	-	-	-	-	(1,312)	**-**
Statutory reserves		-	-	-	17,953	-	-	-	-	(17,953)	**-**
Dividends		-	-	-	-	-	-	-	-	(1,466)	**(1,466)**
Interest on capital		-	-	-	-	-	-	-	-	(5,607)	**(5,607)**
Total - 12/31/2021	**15**	**90,729**	**(528)**	**2,247**	**55,165**	**(2,097)**	**(1,486)**	**5,143**	**(4,609)**	**-**	**144,564**
Change in the period		**(6,419)**	**379**	**(76)**	**16,039**	**(2,539)**	**44**	**(262)**	**699**	**-**	**7,865**
Total - 01/01/2022		**90,729**	**(528)**	**2,247**	**55,165**	**(2,097)**	**(1,486)**	**5,143**	**(4,609)**	**-**	**144,564**
Transactions with owners		-	457	230	-	-	-	-	-	-	**687**
Result of delivery of treasury shares	15	-	457	64	-	-	-	-	-	-	**521**
Recognition of share-based payment plans		-	-	166	-	-	-	-	-	-	**166**
Corporate reorganization	2c XIV, 3	-	-	-	(236)	-	-	-	-	-	**(236)**
Other [2]		-	-	-	204	-	-	-	-	-	**204**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	119	**119**
Total comprehensive income		-	-	-	-	22	(34)	(3,027)	(50)	29,695	**26,606**
Net income		-	-	-	-	-	-	-	-	29,695	**29,695**
Other comprehensive income		-	-	-	-	-	(2)	(240)	(31)	-	**(273)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	22	(32)	(2,787)	(19)	-	**(2,816)**
Appropriations:											
Legal reserve		-	-	-	1,485	-	-	-	-	(1,485)	**-**
Statutory reserves		-	-	-	18,485	-	-	-	-	(18,485)	**-**
Interest on capital		-	-	-	-	-	-	-	-	(9,844)	**(9,844)**
Total - 12/31/2022	**15**	**90,729**	**(71)**	**2,477**	**75,103**	**(2,075)**	**(1,520)**	**2,116**	**(4,659)**	**-**	**162,100**
Change in the period		**-**	**457**	**230**	**19,938**	**22**	**(34)**	**(3,027)**	**(50)**	**-**	**17,536**

1) Includes Cash flow hedge and hedge of net investment in foreign operation.
2) Includes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a).

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In millions of reais)

	Note	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021
Adjusted net income		**(7,473)**	**(15,439)**	**8,433**
Net income		15,233	29,695	26,236
Adjustments to net income:		(22,706)	(45,134)	(17,803)
Share-based payment		392	234	(20)
Provision for loan losses	6c	1,167	1,167	-
Interest and foreign exchange expense related to operations with subordinated debt		(8,361)	(15,455)	7,298
Deferred taxes		1,733	(185)	377
Equity in earnings of subsidiaries	12	(17,649)	(30,953)	(25,485)
Amortization of goodwill		22	45	45
Effects of changes in exchange rates on cash and cash equivalents		(19)	4	(18)
Other		9	9	-
Change in assets and liabilities		**5,966**	**16,186**	**5,151**
(Increase) / decrease in assets				
Interbank investments		7,488	17,377	5,202
Securities and derivative financial instruments		(1,494)	(1,145)	230
Interbank and interbranch accounts (assets / liabilities)		1,745	1,745	-
Loan, lease and other credit operations		(77,811)	(77,811)	-
Other receivables and Other assets		74,735	75,627	181
Increase / (decrease) in liabilities				
Deposits		878	878	-
Funds from acceptances and issuance of securities		(25)	(229)	856
(Redução) Aumento em Obrigações por Empréstimos e Repasses		(2)	(2)	-
Provisions and Other liabilities		452	(254)	(1,268)
Payment of income tax and social contribution		-	-	(50)
Net cash provided by / (used in) operating activities		**(1,507)**	**747**	**13,584**
Dividends and interest on capital received		9,191	11,950	6,167
(Purchase) / disposal of Investments		(1,866)	(1,868)	(1,772)
Payment of income tax and social contribution on sale of investments of XP Inc	3	-	-	(10)
Payment of income tax and social contribution on sale of investments of Banco Itaucard S.A.		899	899	-
Net cash provided by / (used in) investing activities		**8,224**	**10,981**	**4,385**
Subordinated debt obligations raisings		1,000	1,000	8,229
Subordinated debt obligations redemptions		1,765	75	(15,777)
Income from delivery of treasury shares		-	453	510
Dividends and interest on capital paid		(3,477)	(6,706)	(6,267)
Net cash provided by / (used in) financing activities		**(712)**	**(5,178)**	**(13,305)**
Net increase / (decrease) in cash and cash equivalents		**6,005**	**6,550**	**4,664**
Cash and cash equivalents at the beginning of the period		7,974	7,452	2,770
Effects of changes in exchange rates on cash and cash equivalents		19	(4)	18
Cash and cash equivalents at the end of the period	2c III	13,998	13,998	7,452
Cash			717	23
Securities purchased under agreements to resell - Collateral held			13,281	7,429

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In millions of reais)

	Note	07/01 to 12/31/2022	01/01 to 12/31/2022	01/01 to 12/31/2021
Income		**1,897**	**5,655**	**4,474**
Financial operations		3,375	5,159	4,298
Commissions and banking fees		1,004	1,004	-
Result of provision for loan losses		(1,110)	(1,110)	-
Other		(1,372)	602	176
Expenses		(3,425)	**(5,581)**	**(3,741)**
Financial operations		(3,086)	(5,176)	(3,657)
Other		(339)	(405)	(84)
Inputs purchased from third parties		**(495)**	**(554)**	**451**
Third-Party and Financial System Services, Security, Transportation and Travel expenses		(128)	(158)	(61)
Advertising, promotions and publication		(47)	(66)	(13)
Other		(320)	(330)	525
Gross added value		**(2,023)**	**(480)**	**1,184**
Depreciation and amortization		**(33)**	**(56)**	**(45)**
Net added value produced by the company		**(2,056)**	**(536)**	**1,139**
Added value received through transfer - Results of equity method	**12**	**17,649**	**30,953**	**25,485**
Total added value to be distributed		**15,593**	**30,417**	**26,624**
Distribution of added value		**15,593**	**30,417**	**26,624**
Personnel		59	113	117
Compensation		56	108	114
Benefits		2	4	3
FGTS – government severance pay fund		1	1	-
Taxes, fees and contributions		301	608	270
Federal		281	588	269
Municipal		20	20	1
Return on third parties' capital - Rent		-	1	1
Return on capital		15,233	29,695	26,236
Dividends and interest on capital		5,803	9,844	7,073
Retained earnings for the period		9,430	19,851	19,163

The accompanying notes are an integral part of these financial statements.

(*In millions of reais, except when indicated*)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These individual and consolidated financial statements were approved by the Board of Directors on February 07, 2023.

Note 2 - Significant accounting policies

a) Basis of preparation

The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration.

On January 1, 2022, CMN Resolution No. 4,817/2020 came into force, which establishes the criteria for accounting recognition and measurement of investments in subsidiaries, associates and joint ventures, and the effects of their initial application are recorded in Stockholders' Equity, for the amount net of tax effects.

The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added.

Leases are shown at present value in the Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses.

b) Critical accounting estimates and judgments

The preparation of Consolidated and Individual Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.

Topic	Notes
Consolidation	2b I and 2c I
Fair value of financial instruments	2b II and 17
Provision for loan losses	2b III, 6 and 21
Goodwill impairment	2b IV and 14
Deferred income tax and social contribution	2b V and 11
Defined benefit pension plans	2b VI and 19
Provisions, contingencies and legal obligations	2b VII and 9
Technical provisions for insurance, pension plan and premium bonds	2b VIII and 8

I - Consolidation

Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING CONSOLIDATED's involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

II - Fair value of financial instruments

The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data and information on similar transactions. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded.

III - Provision for loan losses

The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered:

- 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting.
- Highest risk classification according to the operation, client, default, renegotiation, among others.

IV - Goodwill impairment

The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use.

To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.

The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium.

Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes.

V - Deferred income tax and social contribution

Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset to the extent that i) it is considered probable that ITAÚ UNIBANCO HOLDING CONSOLIDATED will generate future taxable income for its use; and ii) it presents a history of taxable income or income in at least three of the last five fiscal years. The expected realization of deferred tax assets is based on the projection of future taxable profits and other technical studies.

VI - Defined benefit pension plans

The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.

The main assumptions for Pension plan obligations are partly based on current market conditions.

VII - Provisions, contingencies and legal obligations

ITAÚ UNIBANCO HOLDING CONSOLIDATED periodically reviews its provisions, contingencies and legal obligations which are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts.

VIII - Technical provisions for insurance, pension plan and premium bonds

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

c) Summary of main accounting practices

I - Consolidation

The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls.

In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

The difference in Net Income and Stockholders' Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 2c XIV), prior to January 1, 2022, and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.

The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivative Financial Instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency [1,2]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				12/31/2022	12/31/2021	12/31/2022	12/31/2021
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A. [3]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian Peso	Colombia	Financial institution	65.27%	49.30%	65.27%	49.30%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	Chilean Peso	Chile	Financial institution	65.62%	56.60%	65.62%	56.60%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for CorpBanca New York Branch and Itaú Unibanco S.A. Miami Branch, which uses the US Dollar.
2) On January 1, 2022, the functional currency of the units Itaú Unibanco S.A. Miami Branch and Itaú BBA USA Securities Inc. was changed from reais into dollars due to the modification in the scope of activity and the main economic environment in which the units operate.
3) Company incorporated by Dibens Leasing S.A. - Arrendamento Mercantil at 03/31/2022.

II - Foreign currency translation

II.I - Functional and presentation currency

The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates.

II.II - Foreign currency operations

Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Statement of Income, unless they are related to cash flow hedges and hedges of net investments in foreign operations, which are recognized in Stockholders' Equity.

III - Cash and cash equivalents

Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.

IV - Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Own liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis.

V - Securities

Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:

- **Trading securities -** Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period.

- **Available for sale securities -** Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders' equity.

- **Held to maturity securities** - Securities, other than non-redeemable shares, for which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.

Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders' equity.

Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.

VI - Derivative financial instruments

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:

- Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective portion is recorded directly in the statement of income.

- Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders' equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

VII - Loans, leases and other credit operations (operations with lending characteristics)

These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.

VIII - Provision for loan losses

The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following:

- Provisions are recorded from the date on which loans are granted, based on the customer's risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default.

- Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.

IX - Other assets

They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 2c XV) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years.

X - Investments in associates and joint ventures

Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method.

- Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control.

- Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets.

XI - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.

ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

XII - Goodwill

Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.

The breakdown of Goodwill and Intangible assets is described in Note 14.

XIII - Intangible assets

Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company's equity into the acquirer company; (ii) Rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years.

Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses.

XIV - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

XV - Insurance, pension plan and premium bonds operations

Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured's will, which may cause economic loss when it occurs.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.

Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt.

Private pension plans

Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums

Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract.

Insurance contract liabilities

Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.

Liability adequacy test

ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.

Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.

XVI - Provisions, contingent assets and contingent liabilities

These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.

Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

These contingencies are evaluated based on Management's best estimates, and are classified as:

- **Probable:** in which liabilities are recognized in the balance sheet under Provisions.

- **Possible:** which are disclosed in the Financial Statements, but no provision is recorded.

- **Remote:** which require neither a provision nor disclosure.

The amount of deposits in guarantee is adjusted in accordance with current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

Legal obligations, tax and social security obligations

Represented by amounts payable for tax liabilities, the constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion.

XVII - Allowance for financial guarantees provided

Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period.

XVIII - Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

The current component is approximately the total of taxes to be paid or recovered during the reporting period.

Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

The income tax and social contribution expense is recognized in the Statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders' Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the Statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Statement of income under Other administrative expenses.

Tax rates, as well as their calculation bases, are detailed in Note 11.

XIX - Commissions and banking fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer; transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Economic, Financial and Brokerage Advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided.

- **Funds management:** refers to fees charged for the management and performance of investment funds and consortia administration.

- **Credit operations and financial guarantees provided:** refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided.

- **Collection services:** refer to collection and charging services.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

XX - Post-employment benefits

Pension plans - defined benefit plans

The liability or asset, as the case may be, recognized in the balance sheet with respect to a defined benefit plan, corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized in liabilities as expense, when due.

Other post-employment obligations

Like defined benefit pension plans, these obligations are assessed annually by experts of the actuarial area, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders' equity, in the period in which they occur.

Note 3 - Business development

Itaú CorpBanca Colombia S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in the Itaú CorpBanca Colombia S.A.'s capital for the amount of R$ 2,219.

The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.

Non-controlling interest in XP Inc.

During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021.

On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC's capital, for the amount of R$ 8,015.

Part of these shares, equivalent to 1.40% of XP INC's capital, was sold on June 7 and 9, 2022 for the amount of R$ 867. ITAÚ UNIBANCO HOLDING remained with an investment equivalent to 9.96% of XP INC's capital.

Itaú CorpBanca

ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders' agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block.

At the Extraordinary Stockholders' Meeting of ITAÚ CORPBANCA held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA.

On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CORPBANCA for the amount of R$ 64 (CLP 9,912 million), then holding 55.96%.

On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CORPBANCA within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased to 65.62% and the stockholders' agreement of ITAÚ CORPBANCA was fully terminated.

Note 4 - Interbank investments

	12/31/2022						12/31/2021	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**173,826**	**44,224**	**47**	**50**	**218,147**	**78.0%**	**166,931**	**70.1%**
Collateral held [1]	35,539	13,313	47	50	48,949	17.5%	41,702	17.5%
Collateral repledge	136,300	9,583	-	-	145,883	52.2%	114,446	48.1%
Assets received as collateral with right to sell or repledge	7,372	9,583	-	-	16,955	6.1%	26,852	11.3%
Assets received as collateral without right to sell or repledge	128,928	-	-	-	128,928	46.1%	87,594	36.8%
Short position	1,987	21,328	-	-	23,315	8.3%	10,783	4.5%
Money market and Interbank deposits – assets guaranteeing technical provisions	**1,981**	**-**	**-**	**-**	**1,981**	**0.7%**	**1,524**	**0.6%**
Interbank deposits	**40,701**	**8,200**	**7,678**	**2,902**	**59,481**	**21.3%**	**69,661**	**29.3%**
Total [2]	**216,508**	**52,424**	**7,725**	**2,952**	**279,609**	**100.0%**	**238,116**	**100.0%**
% per maturity date	77.4%	18.7%	2.8%	1.1%	100.0%			
Total 12/31/2021	**192,056**	**33,568**	**5,840**	**6,652**	**238,116**			
% per maturity date	80.7%	14.1%	2.5%	2.7%	100.0%			

1) Includes R$ 14,576 (R$ 9,266 at 12/31/2021) related to Money market - Assets received as collateral with right to sell or replage, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.

2) Includes a securities valuation allowance in the amount of R$ (31) (R$ (57) at 12/31/2021).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held, amounting to R$ 13,281 (R$ 7,429 at 12/31/2021) with maturity up to 30 days, Interbank deposits amounting to R$ 7,085 (R$ 0 at 12/31/2021) with maturity up to 30 days, R$ 9,824 (R$ 7,087 at 12/31/2021) with maturity from 31 to 180 days, R$ 0 (R$ 7,843 at 12/31/2021) with maturity from 181 to 365 days and R$ 24,037 (R$ 43,393 at 12/31/2021) with maturity over 365 days.

Note 5 - Securities and derivative financial instruments (assets and liabilities)

a) Summary per maturity

	12/31/2022											12/31/2021
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**277,631**	**(220)**	**(1,530)**	**275,881**	**33.0%**	**67,648**	**3,277**	**22,888**	**13,743**	**54,738**	**113,587**	**232,781**
Financial treasury bills	22,685	-	-	22,685	2.7%	-	3,226	-	8,717	3,672	7,070	27,835
National treasury bills	87,818	111	(28)	87,901	10.5%	36,994	-	2,760	4,918	33,208	10,021	65,440
National treasury notes	112,941	(317)	(1,368)	111,256	13.3%	24,976	51	20,128	108	12,760	53,233	88,049
National treasury / Securitization	90	-	21	111	-	-	-	-	-	-	111	140
Brazilian external debt bonds	54,097	(14)	(155)	53,928	6.5%	5,678	-	-	-	5,098	43,152	51,317
Government securities - abroad	**85,624**	**13**	**(436)**	**85,201**	**10.1%**	**21,299**	**11,298**	**13,195**	**13,218**	**14,493**	**11,698**	**60,626**
Argentina	3,460	4	(11)	3,453	0.4%	1,921	1,019	157	32	44	280	1,336
Chile	24,812	(1)	(129)	24,682	3.0%	10,731	3,650	3,308	295	449	6,249	21,391
Colombia	3,430	6	(174)	3,262	0.4%	-	105	538	180	1,107	1,332	3,831
Korea	10,362	-	-	10,362	1.2%	-	387	-	3,216	6,759	-	5,604
Spain	9,904	-	-	9,904	1.2%	504	574	1,212	5,196	2,418	-	6,132
United States	9,716	-	(51)	9,665	1.2%	820	2,173	951	500	2,049	3,172	7,190
Israel	852	8	-	860	-	103	355	402	-	-	-	-
Mexico	14,020	(2)	(58)	13,960	1.7%	2,336	2,924	6,591	1,671	425	13	12,408
Paraguay	3,461	-	1	3,462	0.4%	155	10	23	1,698	1,208	368	1,469
Peru	7	(1)	-	6	-	-	-	-	-	-	6	7
Switzerland	4,415	-	(12)	4,403	0.5%	4,398	5	-	-	-	-	-
Uruguay	1,185	(1)	(2)	1,182	0.1%	331	96	13	430	34	278	1,258
Corporate securities	**181,886**	**(350)**	**(2,873)**	**178,663**	**21.6%**	**21,370**	**3,180**	**6,225**	**17,287**	**16,196**	**114,405**	**146,395**
Shares	17,008	(56)	(1,425)	15,527	1.9%	15,527	-	-	-	-	-	7,725
Rural product note	28,982	-	287	29,269	3.5%	540	1,111	1,702	8,693	4,035	13,188	12,753
Bank deposit certificates	918	-	-	918	0.1%	685	117	22	67	27	-	310
Real estate receivables certificates	6,946	(44)	(119)	6,783	0.8%	-	3	1	1	305	6,473	4,702
Fund quotas	**15,061**	**(58)**	**-**	**15,003**	**1.8%**	**4,198**	**184**	**1,329**	**2,422**	**1,394**	**5,476**	**10,218**
Credit rights	11,155	-	-	11,155	1.3%	350	184	1,329	2,422	1,394	5,476	6,916
Fixed income	2,195	-	-	2,195	0.3%	2,195	-	-	-	-	-	2,359
Variable income	1,711	(58)	-	1,653	0.2%	1,653	-	-	-	-	-	943
Debentures	88,914	(55)	(1,526)	87,333	10.5%	44	585	1,440	2,615	5,615	77,034	88,350
Eurobonds and other	9,034	(89)	(176)	8,769	1.1%	85	351	250	616	2,414	5,053	10,206
Financial bills	2,941	(30)	(1)	2,910	0.4%	1	273	50	978	499	1,109	2,729
Promissory and commercial notes	8,757	(1)	74	8,830	1.1%	5	325	1,405	1,676	1,809	3,610	7,487
Other	3,325	(17)	13	3,321	0.4%	285	231	26	219	98	2,462	1,915
PGBL / VGBL fund quotas [1]	**216,467**	**-**	**-**	**216,467**	**25.9%**	**216,467**	**-**	**-**	**-**	**-**	**-**	**197,648**
Subtotal - securities	**761,608**	**(557)**	**(4,839)**	**756,212**	**90.6%**	**326,784**	**17,755**	**42,308**	**44,248**	**85,427**	**239,690**	**637,450**
Trading securities	368,998	(557)	-	368,441	44.1%	268,219	4,434	23,206	9,340	18,302	44,940	329,640
Available for sale securities	223,123	-	(4,839)	218,284	26.2%	44,404	12,196	17,088	26,316	20,488	97,792	162,503
Held to maturity securities [2]	169,487	-	-	169,487	20.3%	14,161	1,125	2,014	8,592	46,637	96,958	145,307
Derivative financial instruments	**52,610**	**25,731**	**-**	**78,341**	**9.4%**	**22,526**	**3,120**	**4,041**	**8,359**	**10,106**	**30,189**	**68,856**
Total securities and derivative financial instruments (assets)	**814,218**	**25,174**	**(4,839)**	**834,553**	**100.0%**	**349,310**	**20,875**	**46,349**	**52,607**	**95,533**	**269,879**	**706,306**
Derivative financial instruments (liabilities)	**(56,292)**	**(22,220)**	**-**	**(78,512)**	**100.0%**	**(8,381)**	**(5,577)**	**(11,332)**	**(17,268)**	**(9,085)**	**(26,869)**	**(63,969)**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

2) Unrecorded adjustment to fair value in the amount of R$ (5,490) (R$ (477) at 12/31/2021), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (357) (R$ (170) from 01/01 to 12/31/2021) of Financial Assets Available for Sale. The income related to securities and derivative financial instruments totaled R$ 248 (R$ 2,029 from 01/01 to 12/31/2021).

b) Summary by portfolio

	12/31/2022							
	Own portfolio	Restricted to: Repurchase agreements	Restricted to: Free portfolio	Restricted to: Pledged guarantees [1]	Restricted to: Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
Government securities - Brazil	**125,409**	**76,916**	**54,985**	**5,123**	**-**	**-**	**13,448**	**275,881**
Financial treasury bills	14,138	4,798	-	2,970	-	-	779	22,685
National treasury bills	65,740	19,602	-	2,153	-	-	406	87,901
National treasury notes	42,011	52,516	4,466	-	-	-	12,263	111,256
National treasury / Securitization	111	-	-	-	-	-	-	111
Brazilian external debt bonds	3,409	-	50,519	-	-	-	-	53,928
Government securities - abroad	**63,869**	**6,396**	**583**	**14,297**	**-**	**-**	**56**	**85,201**
Argentina	3,369	15	-	69	-	-	-	3,453
Chile	18,274	6,378	-	30	-	-	-	24,682
Colombia	2,734	-	319	209	-	-	-	3,262
Korea	5,172	-	-	5,190	-	-	-	10,362
Spain	6,050	-	-	3,854	-	-	-	9,904
United States	9,053	-	-	612	-	-	-	9,665
Israel	860	-	-	-	-	-	-	860
Mexico	12,700	-	-	1,260	-	-	-	13,960
Paraguay	3,388	3	-	15	-	-	56	3,462
Peru	6	-	-	-	-	-	-	6
Switzerland	1,345	-	-	3,058	-	-	-	4,403
Uruguay	918	-	264	-	-	-	-	1,182
Corporate securities	**120,078**	**24,770**	**3,407**	**25,207**	**-**	**-**	**5,201**	**178,663**
Shares	14,878	-	-	20	-	-	629	15,527
Rural product note	29,269	-	-	-	-	-	-	29,269
Bank deposit certificates	829	-	-	-	-	-	89	918
Real estate receivables certificates	6,780	-	-	-	-	-	3	6,783
Fund quotas	**14,671**	**-**	**-**	**-**	**-**	**-**	**332**	**15,003**
Credit rights	10,969	-	-	-	-	-	186	11,155
Fixed income	2,049	-	-	-	-	-	146	2,195
Variable income	1,653	-	-	-	-	-	-	1,653
Debentures	38,006	24,767	-	22,705	-	-	1,855	87,333
Eurobonds and other	5,338	3	3,407	13	-	-	8	8,769
Financial bills	978	-	-	-	-	-	1,932	2,910
Promissory and commercial notes	6,008	-	-	2,469	-	-	353	8,830
Other	3,321	-	-	-	-	-	-	3,321
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**216,467**	**216,467**
Subtotal - securities	**309,356**	**108,082**	**58,975**	**44,627**	**-**	**-**	**235,172**	**756,212**
Trading securities	82,694	52,327	7,240	3,596	-	-	222,584	368,441
Available for sale securities	153,962	34,385	5,570	17,888	-	-	6,479	218,284
Held to maturity securities	72,700	21,370	46,165	23,143	-	-	6,109	169,487
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**78,341**	**-**	78,341
Total securities and derivative financial instruments (assets)	**309,356**	**108,082**	**58,975**	**44,627**	**-**	**78,341**	**235,172**	**834,553**
Total securities and derivative financial instruments (assets) - 12/31/2021	**247,666**	**104,941**	**39,941**	**29,102**	**5**	**68,856**	**215,795**	**706,306**

1) Represent securities deposited with Contingent Liabilities (Note 9d), Post-employment benefits (Note 19b), Stock Exchanges and the Clearing Houses.

c) Trading securities

	12/31/2022										12/31/2021
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**116,320**	**(220)**	**116,100**	**31.5%**	**42,241**	**2,390**	**21,132**	**5,961**	**14,404**	**29,972**	**102,755**
Financial treasury bills	9,624	-	9,624	2.6%	-	2,339	-	4,535	1,145	1,605	23,888
National treasury bills	29,019	111	29,130	7.9%	21,714	-	1,273	1,318	2,070	2,755	29,614
National treasury notes	76,955	(317)	76,638	20.8%	20,520	51	19,859	108	11,182	24,918	46,872
Brazilian external debt bonds	722	(14)	708	0.2%	7	-	-	-	7	694	2,381
Government securities - abroad	**4,649**	**13**	**4,662**	**1.2%**	**1,073**	**1,441**	**499**	**385**	**113**	**1,151**	**5,064**
Argentina	669	4	673	0.2%	186	343	22	32	44	46	931
Chile	1,648	(1)	1,647	0.5%	777	587	29	7	24	223	378
Colombia	844	6	850	0.2%	-	5	-	-	-	845	1,059
United States	285	-	285	0.1%	-	119	26	140	-	-	2,599
Israel	852	8	860	0.1%	103	355	402	-	-	-	-
Mexico	15	(2)	13	-	-	-	-	-	-	13	19
Paraguay	40	-	40	-	-	-	7	16	11	6	10
Peru	7	(1)	6	-	-	-	-	-	-	6	7
Uruguay	289	(1)	288	0.1%	7	32	13	190	34	12	61
Corporate securities	**31,562**	**(350)**	**31,212**	**8.6%**	**8,438**	**603**	**1,575**	**2,994**	**3,785**	**13,817**	**24,173**
Shares	4,239	(56)	4,183	1.1%	4,183	-	-	-	-	-	2,852
Bank deposit certificates	204	-	204	0.1%	29	79	20	55	21	-	182
Real estate receivables certificates	713	(44)	669	0.2%	-	3	1	1	-	664	135
Fund quotas	**15,081**	**(58)**	**15,003**	**4.1%**	**4,198**	**184**	**1,329**	**2,422**	**1,394**	**5,476**	**10,012**
Credit rights	11,155	-	11,155	3.0%	350	184	1,329	2,422	1,394	5,476	6,916
Fixed income	2,195	-	2,195	0.6%	2,195	-	-	-	-	-	2,153
Variable income	1,711	(58)	1,653	0.5%	1,653	-	-	-	-	-	943
Debentures	3,916	(55)	3,861	1.1%	23	3	106	107	94	3,528	3,231
Eurobonds and other	3,956	(89)	3,867	1.1%	4	10	22	22	1,741	2,068	5,441
Financial bills	2,031	(30)	2,001	0.5%	1	140	50	316	385	1,109	1,632
Promissory and commercial notes	354	(1)	353	0.1%	-	18	29	30	143	133	230
Other	1,088	(17)	1,071	0.3%	-	166	18	41	7	839	458
PGBL / VGBL fund quotas	**216,467**	**-**	216,467	**58.7%**	**216,467**	**-**	**-**	**-**	**-**	**-**	**197,648**
Total [1]	**368,998**	**(557)**	**368,441**	**100.0%**	**268,219**	**4,434**	**23,206**	**9,340**	**18,302**	**44,940**	**329,640**
% per maturity date					72.8%	1.2%	6.3%	2.5%	5.0%	12.2%	
Total 12/31/2021	**331,452**	**(1,812)**	**329,640**	**100.0%**	**206,861**	**2,868**	**3,469**	**23,941**	**43,485**	**49,016**	
% per maturity date					62.7%	0.9%	1.1%	7.2%	13.2%	14.9%	

1) In order to reflect the current risk management strategy, in the period ended at 12/31/2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Government securities - Brazil in the amount of R$ 3,815, before classified as Available for sale securities, with reflect on the result of R$ (122).

At 12/31/2022, ITAÚ UNIBANCO HOLDING's portfolio comprises National Treasury Notes in the amount of R$ 146 with maturity over 365 days (R$ 160 at 12/31/2021).

d) Available for sale securities

	12/31/2022										12/31/2021
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**57,853**	**(1,530)**	**56,323**	**25.8%**	**12,025**	**887**	**1,756**	**7,782**	**5,650**	**28,223**	**45,456**
Financial treasury bills	13,061	-	13,061	6.0%	-	887	-	4,182	2,527	5,465	3,947
National treasury bills	13,691	(28)	13,663	6.3%	7,031	-	1,487	3,600	1,545	-	3,168
National treasury notes	25,809	(1,368)	24,441	11.1%	4,456	-	269	-	1,578	18,138	33,661
National treasury / Securitization	90	21	111	0.1%	-	-	-	-	-	111	140
Brazilian external debt bonds	5,202	(155)	5,047	2.3%	538	-	-	-	-	4,509	4,540
Government securities - abroad	**53,979**	**(436)**	**53,543**	**24.5%**	**19,722**	**8,797**	**10,928**	**4,241**	**4,637**	**5,218**	**37,135**
Argentina	2,791	(11)	2,780	1.3%	1,735	676	135	-	-	234	405
Chile	18,359	(129)	18,230	8.3%	9,954	3,063	3,259	288	419	1,247	15,269
Colombia	741	(174)	567	0.3%	-	1	2	-	547	17	1,847
United States	9,431	(51)	9,380	4.3%	820	2,054	925	360	2,049	3,172	4,591
Mexico	14,005	(58)	13,947	6.4%	2,336	2,924	6,591	1,671	425	-	12,389
Paraguay	3,362	1	3,363	1.5%	155	10	16	1,682	1,197	303	1,459
Switzerland	4,415	(12)	4,403	2.0%	4,398	5	-	-	-	-	-
Uruguay	875	(2)	873	0.4%	324	64	-	240	-	245	1,175
Corporate securities	**111,291**	**(2,873)**	**108,418**	**49.7%**	**12,657**	**2,512**	**4,404**	**14,293**	**10,201**	**64,351**	**79,912**
Shares	12,769	(1,425)	11,344	5.2%	11,344	-	-	-	-	-	4,873
Rural product note	28,982	287	29,269	13.4%	540	1,111	1,702	8,693	4,035	13,188	12,753
Bank deposit certificates	714	-	714	0.3%	656	38	2	12	6	-	128
Real estate receivables certificates	3,085	(119)	2,966	1.4%	-	-	-	-	-	2,966	1,032
Fund quotas of fixed income	-	-	-	-	-	-	-	-	-	-	206
Debentures	49,512	(1,526)	47,986	22.0%	21	582	1,096	2,508	3,638	40,141	46,344
Eurobonds and other	5,027	(176)	4,851	2.2%	81	341	228	594	651	2,956	4,765
Financial bills	910	(1)	909	0.4%	-	133	-	662	114	-	1,097
Promissory and commercial notes	8,403	74	8,477	3.9%	5	307	1,376	1,646	1,666	3,477	7,257
Other	1,889	13	1,902	0.9%	10	-	-	178	91	1,623	1,457
Total (1)	**223,123**	**(4,839)**	**218,284**	**100.0%**	**44,404**	**12,196**	**17,088**	**26,316**	**20,488**	**97,792**	**162,503**
% per maturity date					20.3%	5.6%	7.8%	12.1%	9.4%	44.8%	
Total 12/31/2021	**165,860**	**(3,357)**	**162,503**	**100.0%**	**19,465**	**12,024**	**11,439**	**20,134**	**12,932**	**86,509**	
% per maturity date					12.0%	7.4%	7.0%	12.4%	8.0%	53.2%	

1) In order to reflect the current risk management strategy, in the period ended at 12/31/2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Shares in the amount of R$ 43, of Debentures in the amount of R$ 53, of Government securities – Brazil in the amount of R$ 12,560, and of Other Corporate securities in the amount of R$ 16, before classified as Trading securities, and of Debentures in the amount of R$ 1,484, before classified as Held to maturity securities.

At 12/31/2022, ITAÚ UNIBANCO HOLDING's portfolio comprises Financial Bills in the amount of R$ 1,039 with maturity over 365 days (R$ 0 at 12/31/2021).

e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (978) (R$ (783) at 12/31/2021) referring to the adjustment to fair value of securities reclassified from Available for sale to Held to maturity.

	12/31/2022									12/31/2021	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**103,458**	**61.1%**	**13,382**	**-**	**-**	**-**	**34,684**	**55,392**	**100,336**	**84,570**	**84,789**
National treasury bills	45,108	26.7%	8,249	-	-	-	29,593	7,266	44,246	32,658	31,548
National treasury notes	10,177	6.0%	-	-	-	-	-	10,177	10,390	7,516	8,119
Brazilian external debt bonds	48,173	28.4%	5,133	-	-	-	5,091	37,949	45,700	44,396	45,122
Government securities - abroad	**26,996**	**15.9%**	**504**	**1,060**	**1,768**	**8,592**	**9,743**	**5,329**	**26,674**	**18,427**	**18,423**
Chile	4,805	2.8%	-	-	20	-	6	4,779	4,888	5,744	5,744
Colombia	1,845	1.1%	-	99	536	180	560	470	1,728	925	913
Korea	10,362	6.2%	-	387	-	3,216	6,759	-	10,198	5,604	5,604
Spain	9,904	5.8%	504	574	1,212	5,196	2,418	-	9,767	6,132	6,128
Paraguay	59	-	-	-	-	-	-	59	66	-	-
Uruguay	21	-	-	-	-	-	-	21	27	22	34
Corporate securities	**39,033**	**23.0%**	**275**	**65**	**246**	**-**	**2,210**	**36,237**	**36,987**	**42,310**	**41,618**
Real estate receivables certificates	3,148	1.9%	-	-	-	-	305	2,843	2,911	3,535	3,368
Debentures	35,486	20.9%	-	-	238	-	1,883	33,365	33,677	38,775	38,250
Eurobonds and other	51	-	-	-	-	-	22	29	52	-	-
Other	348	0.2%	275	65	8	-	-	-	347	-	-
Total [1,2]	**169,487**	**100.0%**	**14,161**	**1,125**	**2,014**	**8,592**	**46,637**	**96,958**	**163,997**	**145,307**	**144,830**
% per maturity date			8.4%	0.7%	1.2%	5.1%	27.5%	57.2%			
Total - 12/31/2021	**145,307**	**100.0%**	**41**	**213**	**1,729**	**8,329**	**15,404**	**119,591**	**144,830**		
% per maturity date			0.1%	0.1%	1.2%	5.7%	10.6%	82.3%			

1) In order to reflect the current risk management strategy, in the period ended at 12/31/2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED sold R$ 2,939 of Government securities - Brazil classified as Held to maturity securities with effect of R$ (97) on the result.

2) In order to reflect the current risk management strategy, in the period ended at 12/31/2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Government securities – Brazil in the amount of R$ 408, before classified as Trading securities, and of Government securities – Brazil in the amount of R$ 5,071 and Government securities – abroad in the amount of R$ 1,026, before classified as Available for sale securities.

f) Derivative financial instruments

ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the buyer of protection is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 4,296 (R$ 4,206 at 12/31/2021) and was basically comprised of cash deposits.

Further information on parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits.

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	12/31/2022										12/31/2021
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	22,384	24,725	47,109	60.2%	5,073	1,022	1,635	2,842	8,261	28,276	38,013
Option agreements	23,272	582	23,854	30.5%	15,571	923	1,440	4,280	814	826	21,230
Forwards	340	(4)	336	0.4%	246	52	29	3	-	6	2,941
Credit derivatives	542	(51)	491	0.6%	3	-	10	9	9	460	242
NDF - Non Deliverable Forward	5,808	332	6,140	7.8%	1,632	1,095	926	1,220	995	272	5,943
Other derivative financial instruments	264	147	411	0.5%	1	28	1	5	27	349	487
Total	**52,610**	**25,731**	**78,341**	**100.0%**	**22,526**	**3,120**	**4,041**	**8,359**	**10,106**	**30,189**	**68,856**
% per maturity date					28.8%	4.0%	5.2%	10.7%	12.9%	38.4%	
Total 12/31/2021	**41,857**	**26,999**	**68,856**	**100.0%**	**15,337**	**6,161**	**6,029**	**5,628**	**8,831**	**26,870**	
% per maturity date					22.4%	8.9%	8.8%	8.2%	12.8%	38.9%	

	12/31/2022										12/31/2021
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(19,448)	(20,012)	(39,460)	50.2%	(3,227)	(881)	(1,241)	(2,992)	(7,344)	(23,775)	(34,646)
Option agreements	(29,193)	(1,950)	(31,143)	39.7%	(3,210)	(2,932)	(9,214)	(13,004)	(930)	(1,853)	(23,312)
Forwards	(53)	(10)	(63)	0.1%	(53)	(5)	-	(5)	-	-	(762)
Credit derivatives	(643)	39	(604)	0.8%	-	-	(2)	(1)	(7)	(594)	(198)
NDF - Non Deliverable Forward	(6,744)	118	(6,626)	8.4%	(1,672)	(1,722)	(863)	(1,213)	(707)	(449)	(4,896)
Other derivative financial instruments	(211)	(405)	(616)	0.8%	(219)	(37)	(12)	(53)	(97)	(198)	(155)
Total	**(56,292)**	**(22,220)**	**(78,512)**	**100.0%**	**(8,381)**	**(5,577)**	**(11,332)**	**(17,268)**	**(9,085)**	**(26,869)**	**(63,969)**
% per maturity date					10.7%	7.1%	14.4%	22.0%	11.6%	34.2%	
Total 12/31/2021	**(41,664)**	**(22,305)**	**(63,969)**	**100.0%**	**(7,107)**	**(7,066)**	**(9,108)**	**(7,642)**	**(8,679)**	**(24,367)**	
% per maturity date					11.1%	11.0%	14.2%	11.9%	13.6%	38.2%	

The result of derivative financial instruments in the period totaled R$ (224) (R$ 8,558 from 01/01 to 12/31/2021).

In ITAÚ UNIBANCO HOLDING, market values related to Swap contract positions, involving Interest, in the asset position, totaled R$ 27 (R$ 274 at 12/31/2021) with maturity from 31 to 180 days. The market values related to Swap contract positions, involving Foreign currency, in the liability position, totaled R$ 0 (R$ 367 at 12/31/2021) with maturity from 31 to 180 days.

II - Derivatives by index and risk factor

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	12/31/2022	12/31/2021	12/31/2022	12/31/2022	12/31/2022	12/31/2021
Future contracts	**1,020,605**	**857,781**	-	-	-	-
Purchase commitments	**418,886**	**470,895**	-	-	-	-
Shares	3,395	14,627	-	-	-	-
Commodities	503	703	-	-	-	-
Interest	385,229	429,862	-	-	-	-
Foreign currency	29,759	25,703	-	-	-	-
Commitments to sell	**601,719**	**386,886**	-	-	-	-
Shares	11,702	14,181	-	-	-	-
Commodities	3,896	3,308	-	-	-	-
Interest	557,806	342,575	-	-	-	-
Foreign currency	28,315	26,822	-	-	-	-
Swap contracts			**2,936**	**4,713**	**7,649**	**3,367**
Asset position	**1,571,025**	**1,338,457**	**22,384**	**24,725**	**47,109**	**38,013**
Commodities	222	2	1	1	2	-
Interest	1,509,045	1,318,082	20,901	23,721	44,622	34,173
Foreign currency	61,758	20,373	1,482	1,003	2,485	3,840
Liability position	**1,571,025**	**1,338,457**	**(19,448)**	**(20,012)**	**(39,460)**	**(34,646)**
Shares	1,604	497	(180)	59	(121)	(40)
Commodities	609	130	(5)	1	(4)	(1)
Interest	1,491,476	1,309,778	(18,130)	(18,879)	(37,009)	(32,708)
Foreign currency	77,336	28,052	(1,133)	(1,193)	(2,326)	(1,897)
Option contracts	**1,362,928**	**1,627,399**	**(5,921)**	**(1,368)**	**(7,289)**	**(2,082)**
Purchase commitments - long position	**269,906**	**147,475**	**3,034**	**(446)**	**2,588**	**19,455**
Shares	131,508	11,907	1,786	(136)	1,650	1,656
Commodities	2,347	471	43	(7)	36	40
Interest	96,525	65,782	119	228	347	208
Foreign currency	39,526	69,315	1,086	(531)	555	17,551
Commitments to sell - long position	**419,044**	**668,380**	**20,238**	**1,028**	**21,266**	**1,776**
Shares	138,899	18,928	19,592	1,095	20,687	1,217
Commodities	904	306	18	(6)	12	8
Interest	256,483	582,086	51	6	57	6
Foreign currency	22,758	67,060	577	(67)	510	546
Purchase commitments - short position	**231,514**	**83,334**	**(7,921)**	**(893)**	**(8,814)**	**(21,141)**
Shares	131,361	14,045	(4,448)	155	(4,293)	(1,534)
Commodities	2,000	274	(15)	5	(10)	(9)
Interest	72,274	6,884	(105)	(1,342)	(1,447)	(880)
Foreign currency	25,879	62,131	(3,353)	289	(3,064)	(18,718)
Commitments to sell - short position	**442,482**	**728,210**	**(21,272)**	**(1,057)**	**(22,329)**	**(2,171)**
Shares	137,322	16,545	(17,467)	(1,087)	(18,554)	(1,016)
Commodities	963	266	(32)	10	(22)	(8)
Interest	270,585	642,475	(66)	(13)	(79)	(16)
Foreign currency	33,592	68,924	(3,707)	33	(3,674)	(1,131)
Forward operations	**4,755**	**26,129**	**287**	**(14)**	**273**	**2,179**
Purchases receivable	**187**	**1,016**	**187**	**(4)**	**183**	**989**
Shares	157	948	157	(4)	153	921
Interest	30	68	30	-	30	68
Purchases payable obligations	-	-	**(30)**	-	**(30)**	**(68)**
Interest	-	-	(30)	-	(30)	(68)
Sales receivable	**3,901**	**20,765**	**153**	-	**153**	**1,952**
Shares	126	1,258	124	-	124	1,243
Commodities	6	-	6	-	6	-
Interest	-	-	23	-	23	694
Foreign currency	3,769	19,507	-	-	-	15
Sales deliverable obligations	**667**	**4,348**	**(23)**	**(10)**	**(33)**	**(694)**
Interest	23	694	(23)	-	(23)	(694)
Foreign currency	644	3,654	-	(10)	(10)	-
Credit derivatives	**43,808**	**21,556**	**(101)**	**(12)**	**(113)**	**44**
Asset position	**28,724**	**13,414**	**542**	**(51)**	**491**	**242**
Shares	2,192	1,784	71	15	86	64
Commodities	-	18	-	-	-	-
Interest	26,532	11,612	471	(66)	405	178
Liability position	**15,084**	**8,142**	**(643)**	**39**	**(604)**	**(198)**
Shares	2,846	1,865	(58)	(58)	(116)	(46)
Interest	12,238	6,277	(585)	97	(488)	(152)
NDF - Non Deliverable Forward	**326,099**	**278,531**	**(936)**	**450**	**(486)**	**1,047**
Asset position	**162,553**	**144,123**	**5,808**	**332**	**6,140**	**5,943**
Shares	-	5	-	-	-	-
Commodities	2,943	2,489	343	(2)	341	477
Foreign currency	159,610	141,629	5,465	334	5,799	5,466
Liability position	**163,546**	**134,408**	**(6,744)**	**118**	**(6,626)**	**(4,896)**
Commodities	867	1,104	(81)	(4)	(85)	(47)
Foreign currency	162,679	133,304	(6,663)	122	(6,541)	(4,849)
Other derivative financial instruments	**8,251**	**6,217**	**53**	**(258)**	**(205)**	**332**
Asset position	**7,340**	**5,256**	**264**	**147**	**411**	**487**
Shares	1,096	202	-	61	61	8
Commodities	72	-	-	1	1	-
Interest	6,172	4,993	264	85	349	194
Foreign currency	-	61	-	-	-	285
Liability position	**911**	**961**	**(211)**	**(405)**	**(616)**	**(155)**
Shares	467	576	(1)	(4)	(5)	(20)
Commodities	47	-	(6)	(1)	(7)	-
Interest	303	376	(201)	(15)	(216)	(134)
Foreign currency	94	9	(3)	(385)	(388)	(1)
		Asset	**52,610**	**25,731**	**78,341**	**68,856**
		Liability	**(56,292)**	**(22,220)**	**(78,512)**	**(63,969)**
		Total	**(3,682)**	**3,511**	**(171)**	**4,887**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2022	12/31/2021
Future contracts	227,877	423,572	216,999	152,157	1,020,605	857,781
Swap contracts	267,484	151,436	176,320	975,785	1,571,025	1,338,457
Option contracts	456,367	462,990	374,982	68,589	1,362,928	1,627,399
Forwards	1,406	2,637	706	6	4,755	26,129
Credit derivatives	3,912	9,578	5,144	25,174	43,808	21,556
NDF - Non Deliverable Forward	116,901	111,325	55,410	42,463	326,099	278,531
Other derivative financial instruments	132	639	1,012	6,468	8,251	6,217

III - Derivatives by notional amount

See below the composition of the Derivative financial instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2022						
	Future contracts	**Swap contracts**	**Option contracts**	**Forwards**	**Credit derivatives**	**NDF - Non Deliverable Forward**	**Other derivative financial instruments**
Stock exchange	**1,020,604**	**991,559**	**1,255,056**	**4,696**	**17,806**	**70,562**	**-**
Over-the-counter market	**1**	**579,466**	**107,872**	**59**	**26,002**	**255,537**	**8,251**
Financial institutions	-	465,917	52,176	53	26,002	117,077	5,938
Companies	1	105,076	54,677	6	-	137,091	2,308
Individuals	-	8,473	1,019	-	-	1,369	5
Total	**1,020,605**	**1,571,025**	**1,362,928**	**4,755**	**43,808**	**326,099**	**8,251**
Total 12/31/2021	**857,781**	**1,338,457**	**1,627,399**	**26,129**	**21,556**	**278,531**	**6,217**

IV - Credit derivatives

See below the composition of the Credit derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	12/31/2022			12/31/2021		
	Notional amount of credit protection sold	**Notional amount of credit protection purchased with identical underlying amount**	**Net position**	**Notional amount of credit protection sold**	**Notional amount of credit protection purchased with identical underlying amount**	**Net position**
CDS	(18,156)	9,652	(8,504)	(9,837)	6,109	(3,728)
TRS	(16,000)	-	(16,000)	(5,610)	-	(5,610)
Total	**(34,156)**	**9,652**	**(24,504)**	**(15,447)**	**6,109**	**(9,338)**

The effect of the risk received on the reference equity (Note 21c) was R$ 108 (R$ 135 at 12/31/2021).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated loans / Assets transactions / Funding and Agreements to resell) and exposures to future exchange rate (unrecognized highly probable forecast transactions) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM* / Selic) and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR, UF*, TPM*, Selic and foreign exchange rates. *UF - Chilean Unit of Account / TPM Monetary Policy Rate.

	12/31/2022					
	Hedge item				Hedge instruments	
Strategies	Book value					
	Assets	Liabilities	Variation in the amounts recognized in Stockholders' equity (1)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	148,727	1,170	1,170	148,090	1,221
Hedge of assets transactions	6,894	-	(367)	(367)	6,528	(367)
Hedge of asset-backed securities under repurchase agreements	52,916	-	(1,508)	(1,508)	50,848	(1,508)
Hedge of assets denominated in UF	7,871	-	16	16	7,853	16
Hedge of funding	-	6,881	86	86	6,967	86
Hedge of loan operations	3,283	-	(6)	(6)	3,288	(6)
Foreign exchange risk						
Hedge of highly probable forecast transactions		343	4	110	343	4
Hedge of funding		360	(1)	(1)	359	(1)
Total	**70,964**	**156,311**	**(606)**	**(500)**	**224,276**	**(555)**

	12/31/2021					
	Hedge item				Hedge instruments	
Strategies	Book value					
	Assets	Liabilities	Variation in the amounts recognized in Stockholders' equity (1)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	38,445	1,064	1,064	38,080	1,072
Hedge of assets transactions	8,621	-	(409)	(409)	8,213	(409)
Hedge of asset-backed securities under repurchase agreements	40,526	-	(1,686)	(1,686)	39,962	(1,698)
Hedge of assets denominated in UF	14,558	-	(127)	(127)	14,683	(127)
Hedge of funding	-	5,749	30	30	5,779	30
Hedge of loan operations	131	-	-	-	131	1
Foreign exchange risk						
Hedge of highly probable forecast transactions	3,508	-	185	653	3,508	185
Total	**67,344**	**44,194**	**(943)**	**(475)**	**110,356**	**(946)**

1) Recorded under heading Other comprehensive income.

Hedge instruments	12/31/2022						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	205,466	31	27	(654)	(705)	51	-
Forward	10,037	136	646	11	11	-	1
Swaps	8,071	201	11	85	85	-	-
Foreign exchange risk (4)							
Futures	249	2	-	-	-	-	378
Forward	94	-	1	4	4	-	-
Swaps	359	54	-	(1)	(1)	-	-
Total	**224,276**	**424**	**685**	**(555)**	**(606)**	**51**	**379**

Hedge instruments	12/31/2021						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	86,255	58	24	(1,035)	(1,031)	(4)	(16)
Forward	16,830	118	593	(118)	(118)	-	-
Swaps	3,763	19	-	22	21	1	-
Foreign exchange risk (4)							
Futures	3,480	252	-	185	185	-	-
Forward	28	-	-	-	-	-	-
Total	**110,356**	**447**	**617**	**(946)**	**(943)**	**(3)**	**(16)**

1) Recorded under heading Derivative financial instruments.
2) Recorded under heading Other comprehensive income.
3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.
4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to recognize in results in the following 12 months, totaling R$ 938 (R$ 378 at 12/31/2021).

II) Market risk - The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	12/31/2022						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income [1]	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	16,031	-	15,582	-	(449)	16,031	448
Hedge of funding	-	14,603	-	13,905	698	14,603	(703)
Hedge of available for sale securities	21,551	-	20,265	-	(1,286)	20,243	1,283
Hedge of other financial assets	31,597	-	30,679	-	(918)	30,904	931
Total	**69,179**	**14,603**	**66,526**	**13,905**	**(1,955)**	**81,781**	**1,959**

Strategies	12/31/2021						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income [1]	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,890	-	8,917	-	27	8,890	(28)
Hedge of funding	-	11,051	-	10,661	390	11,051	(388)
Hedge of available for sale securities	12,688	-	12,084	-	(604)	13,545	599
Hedge of other financial assets	19,551	-	19,121	-	(430)	19,437	422
Total	**41,129**	**11,051**	**40,122**	**10,661**	**(617)**	**52,923**	**605**

1) Recorded under heading results from Securities and derivative financial instruments.

At 12/31/2021, the amount of R$ 23,506 was reversed from the hedge relationship, whose effective portion is R$ 679, with no effect on the result because it is a market risk hedge of Available for sale securities.

Hedge instruments	12/31/2022				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	40,942	1,654	929	226	(9)
Other Derivatives	2,224	-	5,407	1,487	-
Futures	38,615	4	-	246	13
Total	**81,781**	**1,658**	**6,336**	**1,959**	**4**

Hedge instruments	12/31/2021				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	24,056	108	551	(350)	(4)
Other Derivatives	4,839	-	4,729	1,483	-
Futures	24,028	-	5	(528)	(8)
Total	**52,923**	**108**	**5,285**	**605**	**(12)**

1) Recorded under heading Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy for net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	12/31/2022					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity [1]	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	8,983	-	(12,825)	(12,825)	9,933	(13,032)
Total	**8,983**	**-**	**(12,825)**	**(12,825)**	**9,933**	**(13,032)**

Strategies	12/31/2021					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity [1]	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	11,325	-	(12,695)	(12,695)	15,924	(12,724)
Total	**11,325**	**-**	**(12,695)**	**(12,695)**	**15,924**	**(12,724)**

1) Recorded under heading Other comprehensive income.

In the period, the amount of R$ 7,049 (R$ 11,752 at 12/31/2021) was reversed from the hedge relationship, which remaining balance in the Foreign currency conversion reserve (Stockholders' equity) is R$ (1,788) (R$ (5,223) at 12/31/2021), with no effect on the result as foreign investments were maintained.

Hedge instruments	12/31/2022						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	1,673	-	-	(5,710)	(5,668)	(42)	-
Future / NDF - Non Deliverable Forward	5,186	176	126	(1,829)	(1,703)	(126)	-
Future / Financial Assets	3,074	4,380	1,839	(5,493)	(5,454)	(39)	-
Total	**9,933**	**4,556**	**1,965**	**(13,032)**	**(12,825)**	**(207)**	**-**

Hedge instruments	12/31/2021						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	2,126	286	-	(2,780)	(2,765)	(15)	-
Future / NDF - Non Deliverable Forward	8,036	209	95	(3,043)	(3,062)	(19)	-
Future / Financial Assets	5,762	6,566	3,653	(6,901)	(6,868)	(33)	-
Total	**15,924**	**7,061**	**3,748**	**(12,724)**	**(12,695)**	**(67)**	**-**

1) Recorded under heading Securities and Derivative Financial Instruments.
2) Recorded under heading Other comprehensive income.
3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investiment in foreign operations:

	12/31/2022							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	108,434	25,566	8,822	-	4,532	736	-	148,090
Hedge of highly probable forecast transactions	343	-	-	-	-	-	-	343
Hedge of assets transactions	-	6,528	-	-	-	-	-	6,528
Hedge of assets denominated in UF	7,853	-	-	-	-	-	-	7,853
Hedge of funding (Cash flow)	5,776	578	-	675	-	297	-	7,326
Hedge of loan operations (Cash flow)	-	1,577	1,161	-	550	-	-	3,288
Hedge of loan operations (Market risk)	2,351	3,395	1,244	2,539	2,749	3,753	-	16,031
Hedge of funding (Market risk)	1,673	885	1,288	3,091	579	4,981	2,106	14,603
Hedge of available for sale securities	4,245	1,557	3,069	943	1,750	5,451	3,228	20,243
Hedge of asset-backed securities under repurchase agreements	16,696	9,705	22,740	1,085	622	-	-	50,848
Hedge of net investment in foreign operations [1]	9,933	-	-	-	-	-	-	9,933
Hedge of other financial assets (Market risk)	21,064	524	968	1,703	520	4,987	1,138	30,904
Total	**178,368**	**50,315**	**39,292**	**10,036**	**11,302**	**20,205**	**6,472**	**315,990**

	12/31/2021							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	10,680	13,838	6,771	5,257	-	1,534	-	38,080
Hedge of highly probable forecast transactions	3,508	-	-	-	-	-	-	3,508
Hedge of assets transactions	2,198	-	6,015	-	-	-	-	8,213
Hedge of assets denominated in UF	10,148	4,535	-	-	-	-	-	14,683
Hedge of funding (Cash flow)	2,147	3,632	-	-	-	-	-	5,779
Hedge of loan operations (Cash flow)	131	-	-	-	-	-	-	131
Hedge of loan operations (Market risk)	3,377	1,522	797	838	809	1,547	-	8,890
Hedge of funding (Market risk)	1,206	1,072	302	273	2,920	3,916	1,362	11,051
Hedge of available for sale securities	602	4,535	1,952	1,908	1,108	1,508	1,932	13,545
Hedge of asset-backed securities under repurchase agreements	2,322	14,963	8,976	13,098	-	603	-	39,962
Hedge of net investment in foreign operations [1]	13,888	-	-	-	-	-	-	13,888
Hedge of other financial assets (Market risk)	13,613	513	482	825	1,170	2,200	634	19,437
Total	**63,820**	**44,610**	**25,295**	**22,199**	**6,007**	**11,308**	**3,928**	**177,167**

1) Classified as current, since instruments are frequently renewed.

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	12/31/2022		
Risk factors	Risk of variations in:	Scenarios [1]		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	-	(29.9)	(66.7)
Currency Coupon	Foreign Exchange Coupon Rates	(0.1)	(71.8)	(135.0)
Foreign Currency	Foreign Exchange Rates	(2.1)	33.8	114.5
Price Indices	Inflation Coupon Rates	0.4	(29.3)	(60.9)
Equities	Prices of Equities	0.5	61.4	137.9
Other	Exposures that do not fall under the definitions above	(0.2)	8.4	18.9
Total		**(1.5)**	**(27.4)**	**8.7**

1) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2022		
Risk factors	Risk of variations in:	Scenarios [1]		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(9.6)	(2,862.8)	(5,432.1)
Currency Coupon	Foreign Exchange Coupon Rates	(1.0)	(201.4)	(365.7)
Foreign Currency	Foreign Exchange Rates	1.1	(29.6)	(4.0)
Price Indices	Inflation Coupon Rates	0.1	(117.4)	(427.3)
TR	TR Coupon Rates	0.2	(45.1)	(123.9)
Equities	Prices of Equities	4.3	(31.3)	(47.5)
Other	Exposures that do not fall under the definitions above	2.5	7.1	16.2
Total		**(2.4)**	**(3,280.5)**	**(6,384.3)**

1) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

Scenario II: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Scenario III: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

Risk levels	12/31/2022										12/31/2021
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**435,345**	**157,659**	**69,283**	**30,832**	**11,527**	**6,698**	**5,843**	**5,628**	**16,592**	**739,407**	**677,325**
Loans and discounted trade receivables	192,772	123,882	56,263	22,991	8,764	5,207	4,872	4,788	14,781	434,320	407,183
Financing	86,684	20,095	8,368	5,173	2,047	1,097	655	681	1,314	126,114	120,325
Farming financing	11,623	2,178	516	38	10	3	5	-	7	14,380	11,321
Real estate financing	144,266	11,504	4,136	2,630	706	391	311	159	490	164,593	138,496
Lease operations	**2,871**	**3,484**	**710**	**511**	**83**	**51**	**36**	**26**	**77**	**7,849**	**8,617**
Credit card operations	**2,380**	**116,175**	**12,957**	**2,618**	**1,465**	**1,685**	**1,498**	**1,525**	**8,168**	**148,471**	**123,027**
Advance on exchange contracts (1)	**8,753**	**346**	**308**	**42**	**47**	**57**	**49**	**11**	**-**	**9,613**	**8,551**
Other sundry receivables (2)	**218**	**334**	**87**	**1**	**-**	**1**	**10**	**82**	**115**	**848**	**1,554**
Total operations with credit granting characteristics	**449,567**	**277,998**	**83,345**	**34,004**	**13,122**	**8,492**	**7,436**	**7,272**	**24,952**	**906,188**	**819,074**
Financial guarantees provided (3)										**91,779**	**82,910**
Total with Financial guarantees provided	**449,567**	**277,998**	**83,345**	**34,004**	**13,122**	**8,492**	**7,436**	**7,272**	**24,952**	**997,967**	**901,984**
Total operations with credit granting characteristics at 12/31/2021	**423,593**	**217,573**	**75,325**	**50,054**	**15,811**	**6,678**	**6,841**	**7,851**	**15,348**	**819,074**	

1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).
2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.
3) Recorded in Offsetting accounts.

In ITAÚ UNIBANCO HOLDING the portfolio consists of Loan operations R$ 67,992 (R$ 0 at 12/31/2021), Other credits - Operations with credit granting characteristics R$ 77,942 (R$ 0 at 12/31/2021) and Lease operations R$ 79 (R$ 0 at 12/31/2021), and the total fair value of these operations is R$ 146,013 (R$ 0 at 12/31/2021).

II - By maturity and risk level

	12/31/2022										12/31/2021
	AA	A	B	C	D	E	F	G	H	Total	Total
					Overdue Operations [1,2]						
Falling due installments	**-**	**-**	**3,011**	**3,276**	**2,312**	**2,286**	**2,266**	**2,380**	**5,563**	**21,094**	**16,085**
01 to 30	-	-	121	141	115	113	117	135	306	1,048	736
31 to 60	-	-	114	137	110	111	115	111	303	1,001	708
61 to 90	-	-	97	120	98	97	104	96	259	871	717
91 to 180	-	-	274	331	265	263	274	269	707	2,383	1,779
181 to 365	-	-	451	572	435	434	443	444	1,130	3,909	2,979
Over 365 days	-	-	1,954	1,975	1,289	1,268	1,213	1,325	2,858	11,882	9,166
Overdue installments	**-**	**-**	**977**	**1,246**	**1,484**	**1,851**	**2,094**	**2,659**	**12,811**	**23,122**	**16,097**
01 to 14	-	-	11	53	38	44	47	42	124	359	284
15 to 30	-	-	935	168	128	137	121	94	261	1,844	1,395
31 to 60	-	-	31	977	183	351	320	234	410	2,506	1,894
61 to 90	-	-	-	25	1,091	178	471	285	471	2,521	1,654
91 to 180	-	-	-	23	44	1,081	1,043	1,914	2,795	6,900	5,328
181 to 365	-	-	-	-	-	60	92	90	8,603	8,845	5,260
Over 365 days	-	-	-	-	-	-	-	-	147	147	282
Subtotal (a)	**-**	**-**	**3,988**	**4,522**	**3,796**	**4,137**	**4,360**	**5,039**	**18,374**	**44,216**	**32,182**
Subtotal 12/31/2021	**-**	**-**	**2,671**	**3,482**	**3,329**	**2,918**	**3,158**	**4,695**	**11,929**	**32,182**	
					Non-overdue operations						
Falling due installments	**447,889**	**276,703**	**78,895**	**29,197**	**9,206**	**4,272**	**2,984**	**2,186**	**6,510**	**857,842**	**784,320**
01 to 30	37,932	61,178	14,733	4,041	825	451	412	213	665	120,450	99,641
31 to 60	34,976	28,887	6,416	1,949	732	393	170	92	653	74,268	65,586
61 to 90	22,262	18,514	5,460	1,588	383	235	115	100	616	49,273	43,635
91 to 180	46,279	38,895	11,193	3,946	934	524	315	184	1,782	104,052	90,354
181 to 365	58,506	39,158	12,541	5,217	1,405	716	403	550	1,001	119,497	109,887
Over 365 days	247,934	90,071	28,552	12,456	4,927	1,953	1,569	1,047	1,793	390,302	375,217
Overdue up to 14 days	**1,678**	**1,295**	**462**	**285**	**120**	**83**	**92**	**47**	**68**	**4,130**	**2,572**
Subtotal (b)	**449,567**	**277,998**	**79,357**	**29,482**	**9,326**	**4,355**	**3,076**	**2,233**	**6,578**	**861,972**	**786,892**
Subtotal 12/31/2021	**423,593**	**217,573**	**72,654**	**46,572**	**12,482**	**3,760**	**3,683**	**3,156**	**3,419**	**786,892**	
					12/31/2022						
Total Portfolio (a+b)	**449,567**	**277,998**	**83,345**	**34,004**	**13,122**	**8,492**	**7,436**	**7,272**	**24,952**	**906,188**	**819,074**
Allowance [3]	(2,017)	(2,456)	(2,326)	(3,397)	(3,935)	(4,245)	(5,204)	(7,271)	(24,952)	(56,590)	(48,931)
Current provision										**(28,817)**	**(20,770)**
Non-current provision										**(27,773)**	**(28,161)**
					12/31/2021						
Total Portfolio	**423,593**	**217,573**	**75,325**	**50,054**	**15,811**	**6,678**	**6,841**	**7,851**	**15,348**	**819,074**	
Allowance [3]	(2,494)	(1,918)	(2,979)	(5,064)	(4,465)	(3,339)	(4,788)	(7,718)	(15,348)	(48,931)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
2) The balance of non-accrual operations amounts to R$ 32,201 (R$ 23,938 at 12/31/2021).
3) Includes Provision for Loan Commitments and Financial Guarantees Provided.

The following table presents the maturity and risk level of ITAÚ UNIBANCO HOLDING's portfolio:

	12/31/2022										12/31/2021
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1,2]										
Falling due installments	**-**	**-**	**870**	**1,048**	**592**	**622**	**573**	**363**	**1,399**	**5,467**	**-**
01 to 30	-	-	44	53	34	32	27	19	79	288	-
31 to 60	-	-	44	53	32	31	27	18	78	283	-
61 to 90	-	-	38	48	28	27	24	16	68	249	-
91 to 180	-	-	113	131	76	74	65	44	181	684	-
181 to 365	-	-	195	225	124	122	110	71	291	1,138	-
Over 365 days	-	-	436	538	298	336	320	195	702	2,825	-
Overdue installments	**-**	**-**	**297**	**477**	**599**	**831**	**804**	**1,030**	**5,133**	**9,171**	**-**
01 to 14	-	-	5	28	15	14	12	8	37	119	-
15 to 30	-	-	284	45	28	31	25	15	55	483	-
31 to 60	-	-	8	396	65	192	70	36	112	879	-
61 to 90	-	-	-	6	484	76	242	63	134	1,005	-
91 to 180	-	-	-	2	7	515	432	895	1,052	2,903	-
181 to 365	-	-	-	-	-	3	23	13	3,719	3,758	-
Over 365 days	-	-	-	-	-	-	-	-	24	24	-
Subtotal (a)	**-**	**-**	**1,167**	**1,525**	**1,191**	**1,453**	**1,377**	**1,393**	**6,532**	**14,638**	**-**
	Non-overdue operations										
Falling due installments	**34,586**	**81,865**	**8,656**	**1,657**	**1,309**	**731**	**534**	**415**	**866**	**130,619**	**-**
01 to 30	2,529	30,332	2,769	251	138	120	82	56	190	36,467	-
31 to 60	1,854	14,110	1,449	170	105	71	49	34	99	17,941	-
61 to 90	1,546	8,116	886	128	82	50	35	24	62	10,929	-
91 to 180	4,228	14,366	1,720	289	195	112	76	54	120	21,160	-
181 to 365	7,133	8,674	1,152	327	259	120	84	66	112	17,927	-
Over 365 days	17,296	6,267	680	492	530	258	208	181	283	26,195	-
Overdue up to 14 days	**117**	**479**	**77**	**23**	**16**	**14**	**10**	**6**	**14**	**756**	**-**
Subtotal (b)	**34,703**	**82,344**	**8,733**	**1,680**	**1,325**	**745**	**544**	**421**	**880**	**131,375**	**-**
	12/31/2022										
Total Portfolio (a+b)	**34,703**	**82,344**	**9,900**	**3,205**	**2,516**	**2,198**	**1,921**	**1,814**	**7,412**	**146,013**	**-**
Allowance [3]	(173)	(823)	(776)	(322)	(757)	(1,119)	(1,357)	(1,813)	(7,412)	(14,552)	-
Current provision										**(12,727)**	**-**
Non-current provision										**(1,825)**	**-**

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) The balance of non-accrual operations amounts to R$ 11,076 (R$ 0 at 12/31/2021).

3) Includes Provision for Loan Commitments.

III - By business sector

	12/31/2022	%	12/31/2021	%
Public Sector	**3,618**	**0.4%**	**3,488**	**0.4%**
Petrochemical and chemical	183	-	648	0.1%
State and local governments	1,802	0.2%	1,620	0.2%
Sundry	1,633	0.2%	1,220	0.1%
Private sector	**902,570**	**99.6%**	**815,586**	**99.6%**
Companies	**406,238**	**44.9%**	**395,597**	**48.3%**
Sugar and alcohol	3,085	0.3%	4,064	0.4%
Agribusiness and fertilizers	26,225	2.9%	27,053	3.3%
Food and beverage	22,167	2.4%	22,030	2.7%
Banks and other financial institutions	15,432	1.7%	16,064	2.0%
Capital assets	7,337	0.8%	6,484	0.8%
Pulp and paper	4,272	0.5%	3,721	0.5%
Publishing and printing	2,168	0.2%	1,937	0.2%
Electronic and IT	8,735	1.0%	8,754	1.1%
Packaging	4,584	0.5%	5,758	0.7%
Energy and sewage	8,196	0.9%	6,699	0.8%
Education	3,386	0.4%	3,287	0.4%
Pharmaceuticals and cosmetics	11,381	1.3%	9,294	1.1%
Real estate agents	33,856	3.7%	29,909	3.6%
Entertainment and tourism	7,756	0.9%	8,080	1.0%
Wood and furniture	7,349	0.8%	7,155	0.9%
Construction materials	7,591	0.8%	6,479	0.8%
Steel and metallurgy	11,491	1.3%	11,816	1.4%
Media	801	0.1%	700	0.1%
Mining	4,829	0.6%	5,510	0.7%
Infrastructure work	9,021	0.9%	9,470	1.2%
Oil and gas (1)	9,913	1.1%	9,504	1.2%
Petrochemical and chemical	12,015	1.3%	12,754	1.6%
Health care	5,706	0.6%	5,612	0.7%
Insurance, reinsurance and pension plans	196	-	95	-
Telecommucations	2,727	0.3%	2,665	0.3%
Third sector	3,931	0.4%	3,534	0.4%
Tradings	3,743	0.4%	3,484	0.4%
Transportation	32,324	3.6%	30,073	3.7%
Domestic appliances	3,451	0.4%	3,399	0.4%
Vehicles and autoparts	18,629	2.1%	15,853	1.9%
Clothing and shoes	6,411	0.7%	6,277	0.8%
Commerce - sundry	32,211	3.6%	30,890	3.8%
Industry - sundry	13,296	1.5%	13,156	1.6%
Services - sundry	44,059	4.9%	47,263	5.8%
Sundry	17,964	2.0%	16,774	2.0%
Individuals	**496,332**	**54.7%**	**419,989**	**51.3%**
Credit cards	144,255	15.9%	120,154	14.7%
Mortgage loans	153,275	16.9%	129,894	15.8%
Consumer loans / checking account	166,958	18.4%	140,042	17.1%
Vehicles	31,844	3.5%	29,899	3.7%
Grand total	**906,188**	**100.0%**	**819,074**	**100.0%**

1) Comprises trade of fuel.

In ITAÚ UNIBANCO HOLDING the portfolio is mainly composed of Private sector, of which 84.4% is held by individuals (0.0% at 12/31/2021) and 15.6% by Companies (0.0% at 12/31/2021).

IV - Financial guarantees provided by type

Type of guarantee	12/31/2022 Portfolio	12/31/2022 Provision	12/31/2021 Portfolio	12/31/2021 Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	30,836	(207)	26,346	(189)
Sundry bank guarantees	39,820	(329)	34,036	(351)
Other financial guarantees provided	11,044	(181)	10,112	(193)
Restricted to the distribution of marketable securities by Public Offering	5,392	(9)	5,698	(6)
Restricted to bids, auctions, service provision or execution of works	2,018	(43)	3,422	(44)
Restricted to international trade of goods	1,169	(15)	2,120	(33)
Restricted to supply of goods	1,500	(3)	1,176	(2)
Total	**91,779**	**(787)**	**82,910**	**(818)**

b) Credit concentration

Loan, lease and other credit operations (1)	12/31/2022 Risk	12/31/2022 % of total	12/31/2021 Risk	12/31/2021 % of total
Largest debtor	5,916	0.6%	6,414	0.7%
10 largest debtors	33,265	3.3%	33,694	3.7%
20 largest debtors	50,714	5.1%	49,541	5.5%
50 largest debtors	85,421	8.6%	79,402	8.8%
100 largest debtors	118,009	11.8%	111,115	12.3%

1) Amounts include financial guarantees provided.

Loan, lease and other credit operations, securities and derivative financial instruments of companies and financial institutions (1)	12/31/2022 Risk	12/31/2022 % of total	12/31/2021 Risk	12/31/2021 % of total
Largest debtor	20,200	1.6%	15,941	1.4%
10 largest debtors	70,448	5.7%	64,570	5.8%
20 largest debtors	104,594	8.4%	97,046	8.8%
50 largest debtors	171,445	13.8%	158,886	14.4%
100 largest debtors	239,393	19.3%	217,114	19.6%

1) Amounts include financial guarantees provided.

c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

	12/31/2022	12/31/2021
Opening balance - 01/01	**(48,931)**	**(52,158)**
Net increase for the period	(31,233)	(18,484)
Minimum	(31,200)	(19,007)
Financial Guarantees Provided	31	(64)
Additional	(64)	587
Write-Off	22,502	18,214
Other	1,072	3,497
Closing balance [1]	**(56,590)**	**(48,931)**
Minimum	(38,584)	(30,958)
Financial Guarantees Provided	(787)	(818)
Additional [2]	(17,219)	(17,155)
Existing provision	**(56,590)**	**(48,931)**
Provision delay	(19,473)	(13,733)
Provision aggravated	(12,322)	(10,137)
Provision potential	(24,795)	(25,061)

1) The provision for loan losses regarding the lease portfolio amounts to: R$ (177) (R$ (220) at 12/31/2021).

2) Includes Provision for Loan Commitments.

At 12/31/2022, the balance of the provision regarding the loan portfolio is equivalent to 6.2% (6.0% at 12/31/2021).

The following table presents the changes in the provision for loan losses of the loan portfolio of ITAÚ UNIBANCO HOLDING:

	12/31/2022	12/31/2021
Opening balance - 01/01	**-**	**-**
Partial Spin-off of Banco Itaucard S.A.	(14,022)	-
Net increase for the period	(1,167)	-
Minimum	(1,243)	-
Additional	76	-
Write-Off	637	-
Closing balance	**(14,552)**	**-**
Minimum	(11,160)	-
Additional	(3,392)	-

The Additional Allowance includes Provision for Loan Commitments.

d) Renegotiation of credits

	12/31/2022			12/31/2021		
	Portfolio [1]	**Provision for Loan Losses**	**%**	**Portfolio** [1]	**Provision for Loan Losses**	**%**
Total renegotiated loans	37,253	(13,663)	36.7%	33,981	(12,845)	37.8%
(-) Renegotiated loans overdue up to 30 days [2]	(14,177)	3,131	22.1%	(12,246)	2,944	24.0%
Renegotiated loans overdue over 30 days [2]	23,076	(10,532)	45.6%	21,735	(9,901)	45.6%

1) The amount related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 73 (R$ 106 at 12/31/2021).

2) Delays determined upon renegotiation.

In ITAÚ UNIBANCO HOLDING the renegotiated loans balance in the period totaled R$ 4,976 (R$ 0 at 12/31/2021), and its respective provision for losses was R$ (2,338) (R$ 0 at 12/31/2021).

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	12/31/2022					12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets								
Loan operations	-	-	-	7,273	7,273	5,831	6	782
Liabilities - restricted operations on assets								
Foreign borrowing through securities	-	-	-	7,274	7,274	5,830	(7)	(783)
Net revenue from restricted operations							(1)	(1)

At 12/31/2022 and 12/31/2021 there were no balances in default.

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2022				12/31/2021			
	Assets		Liabilities (1)		Assets		Liabilities (1)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	170	168	170	168	209	209	209	209
Working capital	602	602	602	602	800	800	795	795
Total	**772**	**770**	**772**	**770**	**1,009**	**1,009**	**1,004**	**1,004**

1) Under Other liabilities Sundry.

From 01/01 to 12/31/2022 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 513, net of the Provision for Loan Losses (R$ 810 from 01/01 to 12/31/2021).

g) Government Programs for Granting Credit

Risk levels	12/31/2022										12/31/2021
	AA	A	B	C	D	E	F	G	H	Total	Total
Emergency Employment Support Program (PESE)	12	428	152	28	3	8	11	23	69	734	1,992
Existing allowance [1]	-	-	-	-	-	(1)	(1)	(3)	(10)	(15)	(41)
National Support Program for Micro and Small Companies (PRONAMPE)	4	1,743	3,133	1,552	4	27	23	81	-	6,567	5,236
Existing allowance [2]	-	(9)	(31)	(47)	(1)	(8)	(11)	(57)	-	(164)	(50)
Emergency Program for Access to Credit (PEAC)	4,894	3,789	1,348	297	113	85	133	95	66	10,820	13,351
Existing allowance [2]	-	(19)	(14)	(9)	(11)	(26)	(66)	(66)	(66)	(277)	(240)

1) Allowance recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio.

2) Allowance considers the double counting of delay periods for risk level classification purposes.

Note 7 - Funding, borrowing and onlending

a) Summary

	12/31/2022					12/31/2021
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	360,548	75,395	62,860	372,635	871,438	850,372
Deposits received under securities repurchase agreements	291,295	5,697	816	22,709	320,517	271,051
Funds from acceptances and issuance of securities	12,436	23,085	34,933	186,041	256,495	143,138
Borrowing and onlending	8,297	45,899	26,095	35,150	115,441	97,005
Subordinated debt	-	9,851	-	44,689	54,540	75,036
Total	**672,576**	**159,927**	**124,704**	**661,224**	**1,618,431**	**1,436,602**
% per maturity date	41.5%	9.9%	7.7%	40.9%	100.0%	
Total - 12/31/2021	**670,630**	**110,538**	**99,248**	**556,186**	**1,436,602**	
% per maturity date	46.7%	7.7%	6.9%	38.7%	100.0%	

b) Deposits

	12/31/2022					12/31/2021
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**237,983**	**75,395**	**62,860**	**372,635**	**748,873**	**691,428**
Savings deposits	179,764	-	-	-	179,764	190,601
Interbank deposits	854	1,069	2,898	73	4,894	3,776
Time deposits	57,365	74,326	59,962	372,562	564,215	497,051
Non-interest bearing deposits	**122,565**	-	-	-	**122,565**	**158,944**
Demand deposits	117,587	-	-	-	117,587	158,116
Other deposits	4,978	-	-	-	4,978	828
Total	**360,548**	**75,395**	**62,860**	**372,635**	**871,438**	**850,372**
% per maturity date	41.4%	8.7%	7.2%	42.7%	100.0%	
Total – 12/31/2021	**402,930**	**52,259**	**38,563**	**356,620**	**850,372**	
% per maturity date	47.4%	6.2%	4.5%	41.9%	100.0%	

c) Deposits received under securities repurchase agreements

	12/31/2022					12/31/2021
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**100,213**	**108**	**48**	**119**	**100,488**	**102,666**
Government securities	76,335	-	-	-	76,335	74,746
Corporate securities	22,562	-	-	-	22,562	25,677
Own issue	-	-	1	6	7	21
Foreign	1,316	108	47	113	1,584	2,222
Third-party portfolio	**144,716**	**-**	**-**	**-**	**144,716**	**115,511**
Free portfolio	**46,366**	**5,589**	**768**	**22,590**	**75,313**	**52,874**
Total	**291,295**	**5,697**	**816**	**22,709**	**320,517**	**271,051**
% per maturity date	90.9%	1.8%	0.3%	7.0%	100.0%	
Total - 12/31/2021	**258,004**	**2,627**	**725**	**9,695**	**271,051**	
% per maturity date	95.1%	1.0%	0.3%	3.6%	100.0%	

d) Funds from acceptances and issuance of securities

	12/31/2022					12/31/2021
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**7,055**	**21,135**	**31,381**	**122,009**	**181,580**	**79,421**
Financial bills	1,936	1,063	843	62,763	66,605	24,059
Real estate credit bills	160	9,473	14,641	3,843	28,117	10,663
Rural credit bills	4,893	9,118	12,536	9,736	36,283	13,701
Guaranteed real estate bills	66	1,481	3,361	45,667	50,575	30,998
Foreign loans through securities	**5,376**	**1,718**	**3,242**	**60,258**	**70,594**	**62,960**
Brazil risk note programme	4,948	383	812	7,750	13,893	13,008
Structure note issued	139	826	802	5,477	7,244	6,776
Bonds	-	216	1,461	36,517	38,194	33,105
Fixed rate notes	185	-	-	7,097	7,282	5,667
Eurobonds	2	-	20	863	885	62
Mortgage notes	1	-	2	113	116	158
Other	101	293	145	2,441	2,980	4,184
Funding from structured operations certificates (1)	**5**	**232**	**310**	**3,774**	**4,321**	**757**
Total	**12,436**	**23,085**	**34,933**	**186,041**	**256,495**	**143,138**
% per maturity date	4.9%	9.0%	13.6%	72.5%	100.0%	
Total - 12/31/2021	**2,310**	**18,077**	**16,235**	**106,516**	**143,138**	
% per maturity date	1.6%	12.7%	11.3%	74.4%	100.0%	

1) The fair value of Funding from structured operations certificates issued is R$ 4,949 (R$ 790 at 12/31/2021).

ITAÚ UNIBANCO HOLDING's portfolio is composed of the Brazil Risk Programme in the amount of R$ 5,283 (R$ 0 at 12/31/2021) with maturity up to 30 days and R$ 3,242 (R$ 8,754 at 12/31/2021) with maturity over 365 days.

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 2.63% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its breakdown is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in the section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

	12/31/2022	12/31/2021
Real estate loans	63,471	42,362
Government securities - Brazil	1,503	1,147
Total asset portfolio	**64,974**	**43,509**
Total adjusted asset portfolio	**64,974**	**43,509**
Liabilities for issue of LIGs	**50,575**	**30,998**
Remuneration of the Fiduciary Agent	**3**	**2**

II - Requirements of asset portfolio

	12/31/2022	12/31/2021
Breakdown	**97.7%**	**97.4%**
Sufficiency		
Notional amount	128.9%	140.4%
Present value under stress	103.9%	117.4%
Weighted average term		
Of the asset portfolio	146.6 months	149.0 months
Of outstanding LIGs	43.0 months	45.6 months
Liquidity		
Net assets	1,789	1,147

e) Borrowing and onlending

	12/31/2022					12/31/2021
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**8,018**	**44,415**	**24,304**	**26,848**	**103,585**	**86,229**
In Brazil	3,617	16,614	-	-	20,231	1,770
Foreign [(1)]	4,401	27,801	24,304	26,848	83,354	84,459
Onlending - In Brazil – Official Institutions	**279**	**1,484**	**1,791**	**8,302**	**11,856**	**10,776**
BNDES	89	422	421	3,166	4,098	5,644
FINAME	190	962	1,182	4,692	7,026	4,188
Other	-	100	188	444	732	944
Total	**8,297**	**45,899**	**26,095**	**35,150**	**115,441**	**97,005**
% per maturity date	7.2%	39.8%	22.6%	30.4%	100.0%	
Total - 12/31/2021	**7,386**	**30,470**	**29,627**	**29,522**	**97,005**	
% per maturity date	7.6%	31.4%	30.6%	30.4%	100.0%	

1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

f) Subordinated debt, including perpetual debts

		12/31/2022					12/31/2021
	Note	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Financial bills		-	-	-	16,306	16,306	20,065
Euronotes		-	9,737	-	20,766	30,503	47,418
(-) Transaction costs incurred	2c IV	-	(1)	-	-	(1)	(9)
Bonds		-	115	-	7,617	7,732	7,562
Total		**-**	**9,851**	**-**	**44,689**	**54,540**	**75,036**
% per maturity date		-	18.1%	-	81.9%	**100.0%**	
Total - 12/31/2021		**-**	**7,105**	**14,098**	**53,833**	**75,036**	
% per maturity date		-	9.5%	18.8%	71.7%	**100.0%**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes in the amount of R$ 9,822 (R$ 7,087 at 12/31/2021) with maturity from 31 to 180 days, R$ 0 (R$ 7,842 at 12/31/2021) with maturity from 181 to 365 days and R$ 20,801 (R$ 32,741 at 12/31/2021) with maturity over 365 days, totaling R$ 30,623 (R$ 47,670 at 12/31/2021) and Subordinated Financial Bills in the amount of R$ 16,306 (R$ 13,639 at 12/31/2021) with maturity over 365 days.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2022	12/31/2021
Subordinated financial bills - BRL						
	982	2012	2022	IPCA + 5.15% to 5.60%	-	6,380
	20	2012	2022	IGPM + 4.63%	-	44
	2,146	2019	Perpetual	114% of SELIC	2,249	2,187
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,047	976
	50	2019	2028	CDI + 0.72%	62	55
	2,281	2019	2029	CDI + 0.75%	2,834	2,502
	450	2020	2029	CDI + 1.85%	550	481
	106	2020	2030	IPCA + 4.64%	138	125
	1,556	2020	2030	CDI + 2%	1,907	1,664
	5,488	2021	2031	CDI + 2%	6,478	5,651
	1,005	2022	Perpetual	CDI + 2.4%	1,041	-
				Total	**16,306**	**20,065**
Subordinated euronotes - USD						
	1,341	2012	2022	5.50%	-	14,742
	1,854	2012	2023	5.13%	9,735	10,432
	1,244	2017	Perpetual	7.72%	6,516	6,997
	750	2018	Perpetual	6.50%	3,985	4,262
	750	2019	2029	4.50%	3,932	4,205
	700	2020	Perpetual	4.63%	3,708	3,967
	500	2021	2031	3.88%	2,623	2,804
	200	2022	Perpetual	6.80%	3	-
				Total	**30,502**	**47,409**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	-	36
	180,351	2008	2033	3.50% to 4.92%	1,476	1,423
	97,962	2009	2035	4.75%	1,133	1,079
	1,060,250	2010	2032	4.35%	112	106
	1,060,250	2010	2035	3.90% to 3.96%	257	244
	1,060,250	2010	2036	4.48%	1,225	1,160
	1,060,250	2010	2038	3.93%	892	845
	1,060,250	2010	2040	4.15% to 4.29%	687	651
	1,060,250	2010	2042	4.45%	335	317
	57,168	2014	2034	3.80%	438	414
				Total	**6,555**	**6,275**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	115	145
	146,000	2013	2028	IPC + 2%	161	203
	780,392	2014	2024	LIB	901	939
				Total	**1,177**	**1,287**
Total					**54,540**	**75,036**

Note 8 - Insurance, private pension plan and premium bonds operations

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.

I - Insurance and private pension plan:

- **Provision for unearned premiums (PPNG) –** this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations.

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

- **Mathematical provisions for granted benefits (PMBC) -** recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF) -** recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations.

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted.

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

II - Premium Bonds

- **Mathematical provision for premium bonds (PMC) -** recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds.

- **Provision for redemption (PR) -** recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

- **Provision for prize draws to be held (PSR) -** recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held.

- **Provision for prize draws payable (PSP)** - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received.

- **Supplementary provision for prize draws (PCS)** - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held.

- **Provision for administrative expenses (PDA) -** recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans.

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Unearned premiums (PPNG)	3,615	2,846	12	12	-	-	3,627	2,858
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	30	19	228,786	209,196	-	-	228,816	209,215
Redemptions and other unsettled amounts (PVR)	23	19	394	358	-	-	417	377
Financial surplus (PEF)	-	1	729	691	-	-	729	692
Unsettled claims (PSL)	503	506	74	79	-	-	577	585
Claims / events incurred but not reported (IBNR)	345	334	26	27	-	-	371	361
Administrative (PDA) and related expenses (PDR)	32	29	49	65	-	-	81	94
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,307	3,238	3,307	3,238
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	10	9	10	9
Other provisions	135	129	-	-	-	-	135	129
Total technical provisions (a)	**4,683**	**3,883**	**230,070**	**210,428**	**3,317**	**3,247**	**238,070**	**217,558**
Current	**3,588**	**3,102**	**555**	**541**	**3,317**	**3,247**	**7,460**	**6,890**
Non-current	**1,095**	**781**	**229,515**	**209,887**	**-**	**-**	**230,610**	**210,668**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Interbank investments	**349**	**187**	**1,007**	**969**	**625**	**368**	**1,981**	**1,524**
Securities and derivative financial instruments	**2,597**	**2,326**	**229,739**	**210,455**	**2,836**	**3,014**	**235,172**	**215,795**
PGBL / VGBL fund quotas [1]	-	-	**216,467**	**197,648**	-	-	**216,467**	**197,648**
Government securities - Brazil	-	-	148,520	149,276	-	-	148,520	149,276
National treasury bills, Financial treasury bills and National treasury notes	-	-	119,920	129,741	-	-	119,920	129,741
Repurchase agreements	-	-	28,600	19,535	-	-	28,600	19,535
Corporate securities	-	-	49,804	36,712	-	-	49,804	36,712
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory and Commercial Notes	-	-	32,340	28,887	-	-	32,340	28,887
Financial bills	-	-	16,595	7,438	-	-	16,595	7,438
Other	-	-	869	387	-	-	869	387
PGBL / VGBL fund quotas	-	-	17,487	9,919	-	-	17,487	9,919
Other securities [2]	-	-	656	1,741	-	-	656	1,741
Other government securities and private securities	**2,597**	**2,326**	**13,272**	**12,807**	**2,836**	**3,014**	**18,705**	**18,147**
Receivables from insurance and reinsurance operations [3]	**1,895**	**1,485**	-	-	-	-	**1,895**	**1,485**
Credit rights	1,625	1,270	-	-	-	-	1,625	1,270
Other credits	270	215	-	-	-	-	270	215
Total Guarantee Assets (b)	**4,841**	**3,998**	**230,746**	**211,424**	**3,461**	**3,382**	**239,048**	**218,804**
Total Excess Coverage (b-a)	**158**	**115**	**676**	**996**	**144**	**135**	**978**	**1,246**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to lliabilitie in Pension plan technical provision accounts (Note 8a).
2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable.
3) Recorded under Other receivables and Other assets.

Note 9 - Provisions, contingent assets and contingent liabilities

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		12/31/2022				12/31/2021
	Note	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01		**3,317**	**8,219**	**1,558**	**13,094**	**13,009**
(-) Provisions guaranteed by indemnity clause	2c XVI	(225)	(879)	-	(1,104)	(1,166)
Subtotal		**3,092**	**7,340**	**1,558**	**11,990**	**11,843**
Adjustment / Interest		169	491	-	660	376
Changes in the period reflected in income		**903**	**2,339**	**469**	**3,711**	**3,557**
Increase [1]		1,403	2,663	469	4,535	4,183
Reversal		(500)	(324)	-	(824)	(626)
Payment		(1,140)	(2,936)	(183)	(4,259)	(3,786)
Subtotal		**3,024**	**7,234**	**1,844**	**12,102**	**11,990**
(+) Provisions guaranteed by indemnity clause	2c XVI	207	952	-	1,159	1,104
Closing balance		**3,231**	**8,186**	**1,844**	**13,261**	**13,094**
Current		**1,157**	**2,949**	**605**	**4,711**	**4,223**
Non-current		**2,074**	**5,237**	**1,239**	**8,550**	**8,871**
Closing balance at 12/31/2021		**3,317**	**8,219**	**1,558**	**13,094**	

1) Includes, in the labor provision, the effects of the Voluntary Severance Program and at 12/31/2021, the effects of the Provision for Reestructuring (Note 22d).

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	12/31/2022			12/31/2021
		Legal Obligation - Note 11c	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01		**3,352**	**3,146**	**6,498**	**6,810**
(-) Provisions guaranteed by indemnity clause	2c XVI	-	(71)	(71)	(71)
Subtotal		3,352	3,075	**6,427**	6,739
Adjustment / Interest		330	298	628	202
Changes in the period reflected in income		**(732)**	**(97)**	**(829)**	**8**
Increase		73	83	156	180
Reversal		(805)	(180)	(985)	(172)
Payment		(55)	(31)	(86)	(523)
Subtotal		**2,895**	**3,245**	**6,140**	**6,426**
(+) Provisions guaranteed by indemnity clause	2c XVI	-	74	74	72
Closing balance		**2,895**	**3,319**	**6,214**	**6,498**
Current		**-**	**4**	**4**	**10**
Non-current		**2,895**	**3,315**	**6,210**	**6,488**
Closing balance at 12/31/2021		**3,352**	**3,146**	**6,498**	

The main discussions related to Tax and social security obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,935: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,167.

- PIS and COFINS – Calculation Basis – R$ 672: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 659.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,087 (R$ 4,903 at 12/31/2021), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 637 (R$ 448 at 12/31/2021).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 40,958 (R$ 35,855 at 12/31/2021), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 8,915: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 6,066: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,338: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 3,677: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,370: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,508: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,327: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 958: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 899 (R$ 888 at 12/31/2021) (Note 10a), arising basically from the collateral established in the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

		12/31/2022				12/31/2021
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	10a	1,761	2,044	9,196	13,001	12,264
Investment fund quotas		416	136	63	615	690
Surety		64	52	5,146	5,262	4,115
Insurance bond		1,622	1,461	16,173	19,256	18,771
Guarantee by government securities		-	-	292	292	242
Total		**3,863**	**3,693**	**30,870**	**38,426**	**36,082**

Note 10 - Breakdown of accounts

a) Other receivables - Sundry

	Note	12/31/2022	12/31/2021
Foreign exchange portfolio	10b	115,651	89,604
Trading and intermediation of securities		18,505	17,465
Deposits in guarantee of contingencies, provisions and legal obligations	9d	13,001	12,264
Operations without credit granting characteristics, net of provisions		7,951	4,716
Income receivable		3,331	3,344
Sundry domestic		4,972	2,973
Receivables from insurance and reinsurance operations		1,933	1,565
Sundry foreign		965	621
Net amount receivables from reimbursement of provisions	9c	899	888
Assets of post-employment benefit plans	19e	411	493
Other		1,991	1,908
Total		**169,610**	**135,841**
Current		**150,127**	**116,940**
Non-current		**19,483**	**18,901**

b) Foreign exchange portfolio

	Note	12/31/2022	12/31/2021
Assets - other receivables	**10a**	**115,651**	**89,604**
Exchange purchase pending settlement – foreign currency		60,978	49,597
Bills of exchange and term documents – foreign currency		21	36
Exchange sale rights – local currency		55,582	40,615
(Advances received) – local currency		(930)	(644)
Liabilities – other liabilities	**2a, 10d**	**118,231**	**90,876**
Exchange sales pending settlement – foreign currency		57,095	40,864
Liabilities from purchase of foreign currency – local currency		60,903	49,722
Other		233	290
Offsetting accounts		**3,504**	**3,949**
Outstanding import credits – foreign currency		1,984	2,238
Confirmed export credits – foreign currency		1,520	1,711

c) Prepaid expenses

	12/31/2022	12/31/2021
Publicity and advertising	1,064	865
Commissions related to software maintenance	777	640
Commissions	260	265
Related to payroll loans	-	32
Related to insurance and pension plan	20	17
Related to vehicle financing	9	4
Other	231	212
Credit Card Operating Expenses	474	292
Legal Protection Insurance	171	188
Municipal Tax	5	1
Other	1,123	820
Total	**3,874**	**3,071**
Current	**3,109**	**2,665**
Non-current	**765**	**406**

d) Other liabilities - Sundry

	Note	12/31/2022	12/31/2021
Foreign exchange portfolio	10b	118,231	90,876
Payment transactions		57,688	46,025
Trading and intermediation of securities		21,136	12,539
Charging and collection of taxes and similar		478	385
Social and statutory		10,375	7,853
Transactions related to credit assignments	6f	772	1,004
Provisions for sundry payments		2,745	2,679
Sundry foreign		4,430	4,692
Sundry domestic		5,373	3,398
Personnel provision		2,403	2,244
Funds to be released		3,547	4,405
Obligations on official agreements and rendering of payment services		1,725	1,261
Liabilities from post-employment benefit plans	19e	2,320	2,209
Income receivable		2,543	3,106
Other		1,376	2,205
Total		**235,142**	**184,881**
Current		**225,379**	**171,636**
Non-current		**9,763**	**13,245**

e) Commissions and Banking Fees

	01/01 to 12/31/2022	01/01 to 12/31/2021
Credit and debit cards	19,652	16,049
Current account services	7,528	7,803
Asset management	7,940	7,754
Funds	7,022	6,972
Consortia	918	782
Credit operations and Financial guarantees provided	2,857	2,859
Credit operations	1,503	1,655
Financial guarantees provided	1,354	1,204
Collection services	1,971	2,020
Advisory services and Brokerage	3,354	3,584
Custody services	617	605
Other	2,712	2,599
Total	**46,631**	**43,273**

f) Personnel expenses

	01/01 to 12/31/2022	01/01 to 12/31/2021
Compensation, Payroll charges, Welfare benefits, Dismissals and Training (1)	(21,576)	(19,128)
Employees' profit sharing and Share-based payment (2)	(6,455)	(5,708)
Total	**(28,031)**	**(24,836)**

1) At 12/31/2022, includes the effects of the Voluntary Severance Program and at 12/31/2021, includes the effects of the provision for restructuring (Note 22d).

2) As a result of the reduction of the minotity interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Share-based payment (Note 15f).

g) Other administrative expenses

	01/01 to 12/31/2022	01/01 to 12/31/2021
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(7,969)	(7,415)
Data processing and telecommunications	(4,371)	(3,962)
Installations and Materials	(3,492)	(3,603)
Depreciation and amortization	(4,074)	(4,084)
Advertising, promotions and publicity	(2,003)	(1,389)
Other	(1,468)	(1,204)
Total	**(23,377)**	**(21,657)**

h) Other operating expenses

	01/01 to 12/31/2022	01/01 to 12/31/2021
Selling - credit cards	(5,825)	(4,950)
Selling of non-financial products	(2,082)	(1,319)
Operations without no credit granting characteristics, net of provision	528	(955)
Amortization of goodwill	(232)	(503)
Claims losses	(809)	(590)
Refund of interbank costs	(389)	(394)
Impairment	(16)	(478)
Other	(1,961)	(1,499)
Total	**(10,786)**	**(10,688)**

Note 11 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS [1]	0.65%
Additional income tax	10.00%	COFINS [1]	4.00%
Social contribution on net income [2]	21.00%	ISS up to	5.00%

1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

2) Law No. 14,446/22 (conversion of Provisional Measure (MP) No. 1,115/22), published on September 05, 2022, sets forth the increase in the rate of Social contribution on net income which increased from 20% to 21%, applicable to banks, and from 15% to 16%, applicable to insurance, capitalization and other financial companies, producing effects from August 01 to December 31, 2022.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation on net income:

Due on operations for the period	01/01 to 12/31/2022	01/01 to 12/31/2021
Income before income tax and social contribution	**37,163**	**39,823**
Charges (income tax and social contribution) at the rates in effect [1]	(16,872)	(18,872)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	764	815
Foreign exchange variation on investments abroad	(52)	437
Interest on capital	4,449	2,889
Other nondeductible expenses net of non taxable income [2]	5,066	7,229
Income tax and social contribution expenses	**(6,645)**	**(7,502)**
Related to temporary differences		
Increase / (reversal) for the period	(28)	(5,892)
(Expenses) / Income related to deferred taxes	**(28)**	**(5,892)**
Total income tax and social contribution expenses	**(6,673)**	**(13,394)**

1) In 2022, it considers the current IRPJ and CSLL rate equal to 45% in the period from January to July and it is equal to 46% in the period from August to December. In 2021, the rate considered was equal to 45% in the first semester and it was equal to 50% in the second semester.
2) Includes temporary (additions) and exclusions.

II - Tax expenses

	01/01 to 12/31/2022	01/01 to 12/31/2021
PIS and COFINS	(7,021)	(5,966)
ISS	(1,576)	(1,509)
Other	(853)	(763)
Total	**(9,450)**	**(8,238)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (539) (R$ (280) from 01/01 to 12/31/2021) and are mainly composed of PIS and COFINS.

III - Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	12/31/2022	12/31/2021	12/31/2021	Realization / Reversal	Increase	12/31/2022
Reflected in income			**55,897**	**(18,887)**	**20,706**	**57,716**
Provision for loan losses	85,079	69,506	31,884	(7,622)	13,640	37,902
Related to tax losses and social contribution loss carryforwards			3,626	(1,483)	67	2,210
Provision for profit sharing	6,365	5,249	2,265	(2,265)	2,635	2,635
Provision for devaluation of securities with permanent impairment	2,077	2,310	1,040	(443)	338	935
Adjustments to fair value of Trading securities and Derivative financial instruments	529	6,342	3,179	(3,179)	252	252
Adjustments of operations carried out on the futures settlement market	444	-	-	-	200	200
Goodwill on purchase of investments	287	816	349	(240)	-	109
Provisions	13,167	13,431	5,848	(1,699)	1,585	5,734
Civil lawsuits	3,024	3,091	1,257	(400)	373	1,230
Labor claims	6,824	7,194	3,175	(1,204)	1,039	3,010
Tax and social security obligations	3,319	3,146	1,416	(95)	173	1,494
Legal obligations	1,110	1,965	822	(379)	21	464
Provision related to health insurance operations	961	906	362	-	22	384
Other non-deductible provisions	15,465	14,371	6,522	(1,577)	1,946	6,891
Reflected in stockholders' equity			**2,410**	**(1,031)**	**1,369**	**2,748**
Adjustments to fair value of available for sale securities	3,990	3,030	1,357	(896)	1,342	1,803
Cash flow hedge	760	1,026	512	(135)	3	380
Post-employment benefits	1,255	1,202	541	-	24	565
Total (1,2)	**131,489**	**120,154**	**58,307**	**(19,918)**	**22,075**	**60,464**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**65**			**65**

1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.
2) Deferred tax assets are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 12,025 (R$ 1,756 at 12/31/2021) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,268 (R$ 1,538 at 12/31/2021), Provision for loan losses of R$ 9,233 (R$ 53 at 12/31/2021), Administrative provisions of R$ 77 (R$ 68 at 12/31/2021), Provisions for legal, tax and social security obligations of R$ 397 (R$ 70 at 12/31/2021), the realization of which is contingent upon the outcome of the respective lawsuits, and Adjustments to fair value of available for sale securities of R$ 79 (R$ 6 at 12/31/2021), and Provision for reward program of R$ 440 (R$ 0 at 12/31/2021).

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2021	Realization / Reversal	Increase	12/31/2022
Reflected in income	**2,784**	**(557)**	**2,823**	**5,050**
Depreciation in excess – finance lease	137	-	4	141
Adjustment of deposits in guarantee and provisions	1,422	(156)	173	1,439
Post-employment benefits	6	(6)	17	17
Adjustments to fair value of trading securities and derivative financial instruments	121	(121)	1,527	1,527
Adjustments of operations carried out on the future settlement market	252	(252)	47	47
Other	846	(22)	1,055	1,879
Reflected in stockholders' equity	**120**	**(42)**	**71**	**149**
Adjustments to fair value of available for sale securities	114	(41)	71	144
Post-employment benefits	6	(1)	-	5
Total (1)	**2,904**	**(599)**	**2,894**	**5,199**

1) Deferred tax liabilities are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 806 (R$ 248 at 12/31/2021) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 430 (R$ 7 at 12/31/2021), Adjustments to fair value of trading securities and derivative financial instruments of R$ 5 (R$ 2 at 12/31/2021), Adjustments to fair value of available for sale securities of R$ 23 (R$ 67 at 12/31/2021), Depreciation in excess - finance lease of R$ 139 (R$ 0 at 12/31/2021), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 198 (R$ 172 at 12/31/2021).

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2023	14,671	25.2%	1,324	59.9%	15,995	26.5%	-	-	(386)	7.4%	15,609	28.2%
2024	14,856	25.5%	750	33.9%	15,606	25.8%	-	-	(330)	6.3%	15,276	27.6%
2025	6,418	11.0%	106	4.8%	6,524	10.8%	-	-	(548)	10.5%	5,976	10.8%
2026	6,142	10.5%	22	1.0%	6,164	10.2%	-	-	(173)	3.3%	5,991	10.8%
2027	6,401	11.0%	6	0.3%	6,407	10.6%	-	-	(321)	6.2%	6,086	11.0%
After 2027	9,766	16.8%	2	0.1%	9,768	16.1%	65	100.0%	(3,441)	66.3%	6,392	11.6%
Total	**58,254**	**100.0%**	**2,210**	**100.0%**	**60,464**	**100.0%**	**65**	**100.0%**	**(5,199)**	**100.0%**	**55,330**	**100.0%**
Present Value (1)	**50,959**		**2,068**		**53,027**		**50**		**(4,047)**		**49,030**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future tax able income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 12/31/2022, deferred tax assets not accounted for correspond to R$ 642 and result from Management's evaluation of their perspectives of realization in the long term (R$ 1,909 at 12/31/2021).

c) Current tax liabilities

	Note	12/31/2022	12/31/2021
Taxes and contributions on income payable		4,700	3,401
Other taxes and contributions payable		3,062	3,453
Legal obligations	9b II	2,895	3,352
Total		**10,657**	**10,206**
Current		**7,550**	**6,662**
Non-current		**3,107**	**3,544**

In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 1,187 (R$ 124 at 12/31/2021) and it are mainly represented by Legal obligations of R$ 926 (R$ 16 at 12/31/2021) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 261 (R$ 108 at 12/31/2021).

Note 12 - Investments

ITAÚ UNIBANCO HOLDING S.A. [1]	Book value 12/31/2021						Changes from 01/01 to 12/31/2022										
	Book value								Equity in earnings of subsidiaries								
Companies	Stockholders' equity	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments to investor criteria [2]	Unrealized results	Goodwill	Total	Amortization of goodwill	Dividends paid / accrued [3]	Net Income / (Loss)	Adjustments to investor criteria [2]	Unrealized results and other	Total [4]	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events [5]	Balance at 12/31/2022	Equity in earnings of subsidiaries from 01/01 to 12/31/2021
Subsidiaries																	
In Brazil	**130,166**	**1,811**	**749**	**21**	**-**	**132,747**	**-**	**(14,277)**	**29,823**	**86**	**19**	**30,028**	**(2,843)**	**235**	**9,450**	**155,540**	**24,283**
Itaú Unibanco S.A.	113,008	1,820	681	44	-	115,553	-	(11,368)	27,475	117	29	27,621	(2,635)	436	(59)	129,518	20,134
Redecard Instituição de Pagamento S.A. [6]	-	-	-	-	-	-	-	(6)	71	-	-	71	-	1	8,680	8,746	-
Banco Itaucard S.A.	10,814	1	6	(23)	-	10,798	-	(1,706)	(1)	-	23	22	-	(109)	(2,418)	6,587	2,207
Banco Itaú BBA S.A.	2,509	(9)	54	-	-	2,654	-	(680)	1,264	7	-	1,271	(6)	(69)	-	3,070	1,058
Itaú Corretora de Valores S.A.	2,263	-	8	-	-	2,271	-	(250)	458	2	-	460	-	(1)	-	2,471	545
Itauseg Participações S.A. [5]	-	-	-	-	-	-	-	(6)	53	(40)	41	54	-	(23)	2,279	2,304	-
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,081	(1)	-	-	-	1,080	-	(101)	87	-	-	87	(2)	-	-	1,064	288
Other Participation [4]	491	-	-	-	-	491	-	(151)	516	-	(74)	442	-	-	906	1,760	78
Foreign	**7,654**	**1,565**	**-**	**(17)**	**192**	**9,394**	**(45)**	**(241)**	**913**	**-**	**12**	**925**	**(402)**	**(603)**	**(7)**	**9,021**	**1,202**
Itaú Corpbanca	4,426	1,062	-	(11)	192	5,669	(45)	(134)	536	-	(2)	534	(500)	(592)	-	4,932	345
Banco Itaú Uruguay S.A.	2,550	202	-	1	-	2,753	-	-	239	-	3	242	112	(11)	-	3,096	397
Other Participation	678	301	-	(7)	-	972	-	(107)	138	-	11	149	(14)	-	(7)	993	460
Total	**137,820**	**3,376**	**749**	**4**	**192**	**142,141**	**(45)**	**(14,518)**	**30,636**	**86**	**31**	**30,953**	**(3,045)**	**(368)**	**9,443**	**164,561**	**25,485**

1) Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ (125) (R$ 131 from 01/01 to 12/31/2021) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income.
2) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
3) Dividends approved and not paid are recorded as Income receivable.
4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (3,087) (R$ 1,799 from 01/01 to 12/31/2021).
5) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and capital increases or reductions.
6) Partial Spin-off of Banco Itaucard S.A.

Companies	Capital	Stockholders' equity	Net income / (Loss)	Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital (%) 12/31/2022	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	69,754	129,564	27,475	3,390,407,265	3,263,606,963	-	100.00%	100.00%
Redecard Instituição de Pagamento S.A.	29,305	45,145	654	348,555,621	-	-	19.38%	19.38%
Banco Itaucard S.A.	3,850	6,587	(1)	269,874,698,883	1,395,807,666	-	100.00%	100.00%
Banco Itaú BBA S.A.	1,326	3,070	1,264	4,474,435	4,474,436	-	99.99%	99.99%
Itaú Corretora de Valores S.A.	1,050	2,471	458	27,482,523	811,503	-	100.00%	100.00%
Itauseg Participações S.A.	7,000	8,718	435	1,583,854,718	-	-	26.42%	26.42%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	[illegible]	[illegible]	87	518,851	1,007,997	-	100.00%	100.00%
Foreign								
Itaú CorpBanca	16,453	18,105	2,037	256,035,852,654	-	-	26.30%	26.30%
Banco Itaú Uruguay S.A.	583	3,092	239	4,465,133,954	-	-	100.00%	100.00%

The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING.

	12/31/2022			12/31/2021			01/01 to 12/31/2022		01/01 to 12/31/2021	
	Total Assets	Contingent Liabilities	Other Liabilities	Total Assets	Contingent Liabilities	Other Liabilities	Other comprehensive income	Total comprehensive income	Other comprehensive income	Total comprehensive income
In Brazil										
Itaú Unibanco S.A.	1,795,934	14,275	142,493	1,527,403	13,958	102,192	(2,268)	25,137	(1,889)	18,972
Redecard Instituição de Pagamento S.A.	113,895	83	54,760	101,596	71	43,113	2	3,350	-	837
Banco Itaucard S.A.	12,760	-	1,104	145,889	819	22,096	213	212	(303)	1,885
Banco Itaú BBA S.A.	4,007	62	336	4,047	59	864	(79)	1,185	(137)	923
Itaú Corretora de Valores S.A.	7,223	15	4,252	9,016	13	6,209	-	458	-	548
Itauseg Participações S.A.	10,210	-	24	11,615	-	484	(319)	2,194	(424)	1,001
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,208	68	3	1,203	41	8	(4)	82	(1)	249
Foreign										
Itaú CorpBanca	206,661	26	14,039	199,157	35	13,810	(1,467)	570	(284)	1,625
Banco Itaú Uruguay S.A.	37,368	-	2,506	33,791	-	888	(13)	226	(22)	374

Note 13 - Fixed assets

Fixed Assets [1]	12/31/2022					12/31/2021
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual	Residual
Real Estate		**6,305**	**(3,544)**	**(151)**	**2,610**	**2,776**
Land		845	-	-	845	855
Buildings and Improvements	4% to 10%	5,460	(3,544)	(151)	1,765	1,921
Other fixed assets		**15,580**	**(11,082)**	**(45)**	**4,453**	**3,641**
Installations and Furniture and equipament	10% to 20%	3,281	(2,445)	(14)	822	786
Data processing systems	20% to 50%	9,400	(7,365)	(31)	2,004	1,807
Other [2]	10% to 20%	2,899	(1,272)	-	1,627	1,048
Total		**21,885**	**(14,626)**	**(196)**	**7,063**	**6,417**

1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable until 2024.
2) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Note 14 - Goodwill and Intangible assets

	Note	Goodwill and intagible from acquisition	Intangible assets: Association for the promotion and offer of financial products and services	Intangible assets: Software Acquired	Intangible assets: Internally developed software	Intangible assets: Other intangible assets [1]	Total
Annual amortization rates		Up to 20%	8%	20%	20%	10% to 20%	
Cost							
Balance at 12/31/2021		**13,085**	**2,647**	**6,176**	**11,157**	**6,414**	**39,479**
Acquisitions		-	-	519	4,208	1,041	**5,768**
Rescissions / disposals		(334)	-	(23)	(1)	(480)	**(838)**
Exchange variation		(594)	(276)	(339)	-	(41)	**(1,250)**
Other		-	(16)	(1,401)	724	683	**(10)**
Balance at 12/31/2022		**12,157**	**2,355**	**4,932**	**16,088**	**7,617**	**43,149**
Amortization							
Balance at 12/31/2021		**(8,436)**	**(1,366)**	**(3,912)**	**(4,220)**	**(1,983)**	**(19,917)**
Amortization expenses [2]		(712)	(115)	(477)	(1,511)	(1,200)	**(4,015)**
Rescissions / disposals		329	-	7	-	480	**816**
Exchange variation		319	116	175	(3)	28	**635**
Other		(22)	16	836	(399)	(491)	**(60)**
Balance at 12/31/2022		**(8,522)**	**(1,349)**	**(3,371)**	**(6,133)**	**(3,166)**	**(22,541)**
Impairment	**10h**						
Balance at 12/31/2021		**(1,428)**	**(712)**	**(171)**	**(823)**	**-**	**(3,134)**
Increase		-	-	-	(1)	-	**(1)**
Exchange variation		96	153	-	-	-	**249**
Balance at 12/31/2022		**(1,332)**	**(559)**	**(171)**	**(824)**	**-**	**(2,886)**
Book value							
Balance at 12/31/2022		**2,303**	**447**	**1,390**	**9,131**	**4,451**	**17,722**
Balance at 12/31/2021		**3,221**	**569**	**2,093**	**6,114**	**4,431**	**16,428**

1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,202) (R$ (860) from 01/01 to 12/31/2021) are disclosed in the expenses on financial operation.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 1,932 (R$ 2,714 at 12/31/2021).

Note 15 - Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		12/31/2022			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Shares of capital stock	**12/31/2021**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**12/31/2022**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Treasury shares (1)	**12/31/2021**	**-**	**24,244,725**	**24,244,725**	**(528)**
Result of delivery of treasure shares		-	(20,976,037)	(20,976,037)	457
Treasury shares (1)	**12/31/2022**	**-**	**3,268,688**	**3,268,688**	**(71)**
Number of total shares at the end of the period (2)	**12/31/2022**	**4,958,290,359**	**4,842,576,301**	**9,800,866,660**	
Number of total shares at the end of the period (2)	**12/31/2021**	**4,958,290,359**	**4,821,600,264**	**9,779,890,623**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

Below is the average cost of treasury shares and their market price in reais. In 2022, there was no acquisition of treasury shares.

	12/31/2022	
Cost / Market value	**Common**	**Preferred**
Average cost	-	21.76
Market value on the last day of the base date	21.89	25.00

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	12/31/2022
Statutory individual net income	29,695
Adjustments:	
(-) Legal reserve - 5%	(1,485)
Dividend calculation basis	**28,210**
Minimum mandatory dividend - 25%	7,053
Dividends and Interest on Capital Paid / Accrued	**8,368**

II - Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**4,906**	**(735)**	**4,171**
Interest on capital - 11 monthly installments paid from February to December 2022	0.0150	1,902	(285)	**1,617**
Interest on capital - paid on 08/30/2022	0.2605	3,004	(450)	**2,554**
Accrued (Recorded in Other Liabilities – Social and Statutory)		**4,938**	**(741)**	**4,197**
Interest on capital - 1 monthly installment paid on 01/02/2023	0.0150	173	(26)	**147**
Interest on capital - credited on 12/08/2022 to be paid until 04/28/2023	0.4133	4,765	(715)	**4,050**
Total - **01/01 to 12/31/2022**		**9,844**	**(1,476)**	**8,368**
Total - **01/01 to 12/31/2021**		**7,073**	**(842)**	**6,231**

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	12/31/2022	12/31/2021
Capital reserves	**2,477**	**2,247**
Premium on subscription of shares	284	284
Share-based payment	2,192	1,962
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**75,103**	**55,165**
Legal [(1)]	15,071	13,586
Statutory [(2)]	60,032	41,579

1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.

2) Its main purpose is to ensure the remuneration flow to shareholders.

d) Reconciliation of net income and stockholders' equity (Note 2c I)

	Note	Net income		Stockholders' equity	
		01/01 to 12/31/2022	01/01 to 12/31/2021	12/31/2022	12/31/2021
ITAÚ UNIBANCO HOLDING		**29,695**	**26,236**	**162,100**	**144,564**
Amortization of goodwill		5	31	8	(101)
Corporate reorganizations	3, 2c XIV	-	(1,547)	-	-
Hedge in foreign operations		(1,554)	(278)	(1,389)	64
Other		1,268	546	206	27
ITAÚ UNIBANCO HOLDING CONSOLIDATED		**29,414**	**24,988**	**160,925**	**144,554**

e) Non-controlling interests

	Stockholders' equity		Income	
	12/31/2022	12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
Itaú CorpBanca	6,291	9,075	(798)	(828)
Itaú CorpBanca Colombia S.A.	15	469	(1)	(19)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	752	708	(63)	(177)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	446	558	112	(137)
Other [1]	1,306	212	(71)	(72)
Total	**8,810**	**11,022**	**(821)**	**(1,233)**

1) As from 2022, in accordance with Regulatory Instruction No. 272 of 04/01/2022, it includes non-controlling interests of consolidated investment funds.

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	Note	01/01 to 12/31/2022	01/01 to 12/31/2021
Partner Plan	10f	(180)	(129)
Share-based plan		(418)	(381)
Total [1]		**(598)**	**(510)**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A., in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Personnel Expenses - Compensation (Note 10f).

I - Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 12/31/2022	01/01 to 12/31/2021
	Quantity	Quantity
Opening balance (1)	**36,943,996**	**36,291,760**
New	21,395,758	14,583,318
Delivered	(9,226,877)	(11,652,700)
Cancelled	(859,065)	(2,278,382)
Closing balance	**48,253,812**	**36,943,996**
Weighted average of remaining contractual life (years)	**2.21**	**1.80**
Market value weighted average (R$)	**22.22**	**16.71**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A., as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

II - Variable Compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date

Change in share-based variable compensation

	01/01 to 12/31/2022	01/01 to 12/31/2021
	Quantity	Quantity
Opening balance (1)	**36,814,248**	**27,407,231**
New	22,524,857	21,767,235
Delivered	(14,263,138)	(10,818,958)
Cancelled	(845,890)	(1,541,260)
Closing balance	**44,230,077**	**36,814,248**
Weighted average of remaining contractual life (years)	**0.93**	**1.04**
Market value weighted average (R$)	**24.83**	**23.59**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A., as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

Note 16 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A., CCR S.A. and XP Inc. (Note 3).

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3).

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; to produce and disseminate the resulting technical and scientific knowledge; to attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING CONSOLIDATED and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos and video-laser discs it owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

a) Transactions with related parties

		ITAÚ UNIBANCO HOLDING			
		Assets / (Liabilities)		Revenues / (Expenses)	
	Annual rate	12/31/2022	12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
Interbank investments		**54,220**	**65,744**	**3,226**	**3,298**
Itaú Unibanco S.A. Nassau Branch	1.57% to 7.72%	40,939	58,315	2,171	2,904
Itaú Unibanco S.A.	13.65%	13,281	7,429	1,055	394
Securities and derivative financial instruments (assets and liabilities)		**1,066**	**(93)**	**451**	**862**
Investment funds		27	(93)	401	859
Itaú Unibanco S.A.	CDI + 2.4%	1,039	-	39	3
Itaú Unibanco S.A. Nassau Branch		-	-	11	-
Deposits		**(75,917)**	**-**	**(856)**	**(9)**
Itaú Unibanco S.A.	100% SELIC	(75,917)	-	(856)	-
Itaú Unibanco S.A. Nassau Branch		-	-	-	(9)
Funds from acceptances and issuance of securities		**(377)**	**(596)**	**(7)**	**-**
Itaú Unibanco S.A. Nassau Branch	2.9% to 3.25%	(377)	(596)	(7)	-
Interbank and Interbranch accounts (assets and liabilities)		**(3,241)**	**-**	**-**	**-**
Investment funds		(3,241)	-	-	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(23,403)**	**(191)**	**(67)**	**(22)**
Redecard Instituição de Pagamento S.A.		(20,915)	-	-	-
Itaú Unibanco S.A. Nassau Branch		(124)	(260)	(2)	-
Itaú Unibanco S.A.		(1,874)	76	(20)	-
IUPP S.A.		(359)	-	(43)	-
Other		(131)	(7)	(2)	(22)
Donation		**-**	**-**	**-**	**500**
Fundação Itaú para a Educação e Cultura		-	-	-	500

		ITAÚ UNIBANCO HOLDING CONSOLIDATED			
		Assets / (Liabilities)		Revenues / (Expenses)	
	Annual rate	12/31/2022	12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021
Interbank investments		**3,835**	**2,301**	**196**	**84**
Other	13.40%	3,835	2,301	196	84
Loan operations		**668**	**654**	**78**	**35**
Dexco S.A.	CDI + 1.45%	623	546	77	31
Other		45	108	1	4
Securities and derivative financial instruments (assets and liabilities)		**6,013**	**5,397**	**908**	**303**
Investment funds		230	183	47	34
CCR S.A.	CDI + 1.7% / 9.76%	2,138	-	232	-
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	1,024	1,082	150	71
Itaúsa S.A.	CDI + 2% to 2.4%	1,199	1,200	166	74
Águas do Rio 4 SPE S.A.	CDI + 3.5%	706	1,574	168	60
Aegea Saneamento e Participações S.A.	CDI + 1.7% / 16.76%	306	844	79	34
Other	CDI + 1.35% to 3.5%	410	514	66	30
Deposits		**(2,491)**	**(437)**	**(154)**	**(2)**
CCR S.A.	98% to 103% CDI	(2,026)	-	(67)	-
Aegea Saneamento e Participações S.A.		(11)	(158)	(28)	-
Alpargatas S.A.	101% CDI	(150)	-	(1)	-
Other	75% to 101% CDI	(304)	(279)	(58)	(2)
Deposits received under securities repurchase agreements		**(19)**	**(6)**	**(19)**	**(35)**
Other	32% to 85% CDI	(19)	(6)	(19)	(35)
Funds from acceptances and issuance of securities		**(49)**	**-**	**(17)**	**-**
Aegea Saneamento e Participações S.A.		-	-	(15)	-
Copagaz – Distribuidora de Gás S.A.	103% CDI	(49)	-	(2)	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(136)**	**(273)**	**(89)**	**(122)**
Fundação Itaú Unibanco - Previdência Complementar		(81)	(78)	39	37
Olimpia Promoção e Serviços S.A.		(4)	(5)	(58)	-
FUNBEP - Fundo de Pensão Multipatrocinado		(196)	(158)	(54)	(172)
Itaúsa S.A.		(20)	(10)	13	13
ConectCar Soluções de Mobilidade Eletrônica S.A.		(5)	(8)	(38)	(4)
Other		170	(14)	9	4
Rent		**-**	**-**	**(32)**	**(37)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	(30)	(34)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(2)	(3)
Sponsorship		**28**	**12**	**(24)**	**(14)**
Associação Cubo Coworking Itaú		28	12	(24)	(14)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 162, Liabilities of R$ (6,427) and Result of R$ 16 (R$ 100, R$ (6,136) at 12/31/2021 and R$ (20) from 01/01 to 12/31/2021, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (278) (R$ (6) from 01/01 to 12/31/2021) in view of the use of the common structure.

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:

	01/01 to 12/31/2022	01/01 to 12/31/2021
Fees	(603)	(460)
Profit sharing	(255)	(208)
Post-employment benefits	(5)	(9)
Share-based payment plan [1]	(142)	(120)
Total	**(1,005)**	**(797)**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A., in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Fees.

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 10f, 15f and 19, respectively.

Note 17 - Fair value of financial instruments

The fair value is a measurement based on the market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement.

The methods and assumptions used to estimate the fair value are defined below:

- **Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts -** They are calculated by discounting estimated cash flows at market interest rates.

- **Securities and Derivative financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities.

- **Loan, lease and other credit operations -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated among levels of the fair value hierarchy.

	12/31/2022				12/31/2021			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Trading securities	**126,353**	**242,077**	**11**	**368,441**	**116,494**	**213,102**	**44**	**329,640**
Government securities - Brazil	**110,204**	**5,896**	**-**	**116,100**	**100,776**	**1,979**	**-**	**102,755**
Financial treasury bills	9,624	-	-	9,624	23,888	-	-	23,888
National treasury bills	29,130	-	-	29,130	29,614	-	-	29,614
National treasury notes	70,742	5,896	-	76,638	44,893	1,979	-	46,872
Brazilian external debt bonds	708	-	-	708	2,381	-	-	2,381
Government securities - abroad	**4,662**	**-**	**-**	**4,662**	**5,064**	**-**	**-**	**5,064**
Corporate securities	**11,487**	**19,714**	**11**	**31,212**	**10,654**	**13,475**	**44**	**24,173**
Shares	4,167	16	-	4,183	2,852	-	-	2,852
Bank deposit certificates	-	204	-	204	-	182	-	182
Real estate receivables certificates	-	669	-	669	-	135	-	135
Fund quotas	**954**	**14,049**	**-**	**15,003**	**652**	**9,360**	**-**	**10,012**
Credit rights	-	11,155	-	11,155	-	6,916	-	6,916
Fixed income	-	2,195	-	2,195	33	2,120	-	2,153
Variable income	954	699	-	1,653	619	324	-	943
Debentures	2,503	1,351	7	3,861	1,717	1,478	36	3,231
Eurobonds and other	3,863	-	4	3,867	5,433	-	8	5,441
Financial bills	-	2,001	-	2,001	-	1,632	-	1,632
Promissory and commercial notes	-	353	-	353	-	230	-	230
Other	-	1,071	-	1,071	-	458	-	458
PGBL / VGBL fund quotas	**-**	**216,467**	**-**	**216,467**	**-**	**197,648**	**-**	**197,648**
Available for sale securities	**122,246**	**95,179**	**859**	**218,284**	**89,187**	**71,031**	**2,285**	**162,503**
Government securities - Brazil	**55,226**	**986**	**111**	**56,323**	**39,760**	**5,556**	**140**	**45,456**
Financial treasury bills	13,061	-	-	13,061	3,947	-	-	3,947
National treasury bills	13,663	-	-	13,663	3,168	-	-	3,168
National treasury notes	23,455	986	-	24,441	28,105	5,556	-	33,661
National treasury / securitization	-	-	111	111	-	-	140	140
Brazilian external debt bonds	5,047	-	-	5,047	4,540	-	-	4,540
Government securities - abroad	**53,543**	**-**	**-**	**53,543**	**37,135**	**-**	**-**	**37,135**
Corporate securities	**13,477**	**94,193**	**748**	**108,418**	**12,292**	**65,475**	**2,145**	**79,912**
Shares	407	10,800	137	11,344	704	4,169	-	4,873
Rural product note	-	29,221	48	29,269	-	12,671	82	12,753
Bank deposit certificates	551	150	13	714	-	128	-	128
Real estate receivables certificates	-	2,817	149	2,966	-	1,032	-	1,032
Fixed income fund quotas	-	-	-	-	-	206	-	206
Debentures	9,029	38,556	401	47,986	7,264	37,017	2,063	46,344
Eurobonds and other	3,490	1,361	-	4,851	4,312	453	-	4,765
Financial bills	-	909	-	909	-	1,097	-	1,097
Promissory and commercial notes	-	8,477	-	8,477	-	7,257	-	7,257
Other	-	1,902	-	1,902	12	1,445	-	1,457
Other receivables - Sundry	**-**	**1,335**	**40**	**1,375**	**-**	**157**	**-**	**157**
Other liabilities - Sundry	**-**	**583**	**-**	**583**	**-**	**161**	**-**	**161**

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2022				12/31/2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**29**	**77,646**	**666**	**78,341**	**6**	**68,698**	**152**	**68,856**
Swap contracts – Adjustment receivable	-	46,478	631	47,109	-	37,923	90	38,013
Option contracts	-	23,825	29	23,854	3	21,165	62	21,230
Forward contracts	-	330	6	336	-	2,941	-	2,941
Credit derivatives	-	491	-	491	-	242	-	242
NDF - Non Deliverable Forward	-	6,140	-	6,140	-	5,943	-	5,943
Other derivative financial instruments	29	382	-	411	3	484	-	487
Liabilities	**(186)**	**(77,758)**	**(568)**	**(78,512)**	**(3)**	**(63,841)**	**(125)**	**(63,969)**
Swap contracts – Adjustment payable	-	(38,900)	(560)	(39,460)	-	(34,535)	(111)	(34,646)
Option contracts	-	(31,141)	(2)	(31,143)	(2)	(23,296)	(14)	(23,312)
Forward contracts	-	(63)	-	(63)	-	(762)	-	(762)
Credit derivatives	-	(604)	-	(604)	-	(198)	-	(198)
NDF - Non Deliverable Forward	-	(6,626)	-	(6,626)	-	(4,896)	-	(4,896)
Other derivative financial instruments	(186)	(424)	(6)	(616)	(1)	(154)	-	(155)

In all periods, there were no significant transfers between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The methods and assumptions used to measurement the fair value are defined below:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds and securities, derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at 12/31/2021	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2022	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**44**	**-**	**-**	**16**	**(15)**	**(34)**	**11**	**-**
Corporate securities	**44**	**-**	**-**	**16**	**(15)**	**(34)**	**11**	**-**
Debentures	36	1	-	4	-	(34)	7	-
Eurobonds and other	8	(1)	-	12	(15)	-	4	-
Available for sale securities	**2,285**	**131**	**(134)**	**353**	**(107)**	**(1,669)**	**859**	**(140)**
Government securities - Brazil	**140**	**(20)**	**(8)**	**-**	**(1)**	**-**	**111**	**21**
Corporate securities	**2,145**	**151**	**(126)**	**353**	**(106)**	**(1,669)**	**748**	**(161)**
Shares	-	7	(15)	47	-	98	137	(54)
Rural product note	82	(1)	(9)	35	(36)	(23)	48	(17)
Bank deposit certificate	-	-	-	-	-	13	13	-
Real estate receivable certificate	-	(30)	(4)	-	-	183	149	(60)
Debentures	2,063	175	(98)	271	(70)	(1,940)	401	(30)
Other receivables - Sundry	**-**	**25**	**-**	**15**	**-**	**-**	**40**	**40**

	Fair value at 12/31/2021	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2022	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivative financial instruments - Assets	**152**	**179**	**-**	**297**	**(552)**	**590**	**666**	**583**
Swap contracts – Adjustment receivable	90	151	-	64	(73)	399	631	609
Option contracts	62	28	-	227	(479)	191	29	(26)
Forward contracts	-	-	-	6	-	-	6	-
Derivative financial instruments - Liabilities	**(125)**	**48**	**-**	**(216)**	**39**	**(314)**	**(568)**	**(349)**
Swap contracts – Adjustment payable	(111)	(25)	-	(131)	22	(315)	(560)	(350)
Option contracts	(14)	73	-	(79)	17	1	(2)	1
Other derivative financial instruments	-	-	-	(6)	-	-	(6)	-

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		12/31/2022		12/31/2021	
		Impacts		Impacts	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rate	I	(2.2)	(0.1)	(1.1)	(0.6)
	II	(54.9)	(4.3)	(27.5)	(13.9)
	III	(109.2)	(8.5)	(55.1)	(27.7)
Commodities, Indexes and Shares	I	(6.7)	-	-	-
	II	(13.4)	-	-	-
Nonlinear	I	(24.8)	-	(56.5)	-
	II	(37.8)	-	(93.3)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	12/31/2022		12/31/2021	
	Book value	Fair value	Book value	Fair value
Assets				
Central Bank of Brazil Deposits	115,748	115,748	110,392	110,392
Money market	220,128	220,128	168,455	168,455
Interbank deposits	59,481	59,757	69,661	69,831
Held to maturity securities	169,487	163,997	145,307	144,830
Loan, lease and other credit operations	906,188	907,504	819,074	820,183
(Provision for loan losses)	(53,125)	(53,125)	(44,147)	(44,147)
Liabilities				
Deposits	871,438	871,370	850,372	850,277
Deposits received under securities repurchase agreements	320,517	320,517	271,051	271,051
Funds from acceptances and issuance of securities	256,495	257,123	143,138	143,057
Borrowings and onlending	115,441	115,427	97,005	97,041
Subordinated debts	54,540	53,287	75,036	75,707
Allowance for financial guarantees provided and loan commitments	3,465	3,465	4,784	4,784

Note 18 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2022	01/01 to 12/31/2021
Net income attributable to owners of the parent company	**29,414**	**24,988**
Minimum non-cumulative dividends on preferred shares	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:	**29,199**	**24,773**
Common	14,774	12,563
Preferred	14,425	12,210
Total net income available to equity owners:		
Common	14,883	12,672
Preferred	14,531	12,316
Weighted average number of outstanding shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,840,703,872	4,818,741,579
Basic earnings per share – R$		
Common	3.00	2.56
Preferred	3.00	2.56

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2022	01/01 to 12/31/2021
Net income available to preferred equity owners	**14,531**	**12,316**
Dividends on preferred shares after dilution effects	90	70
Net income available to preferred equity owners considering preferred shares after the dilution effect	**14,621**	**12,386**
Net income available to ordinary equity owners	**14,883**	**12,672**
Dividend on preferred shares after dilution effects	(90)	(70)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**14,793**	**12,602**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,900,469,300	4,873,042,114
Preferred	4,840,703,872	4,818,741,579
Incremental as per share-based payment plans	59,765,428	54,300,535
Diluted earnings per share – R$		
Common	2.98	2.54
Preferred	2.98	2.54

There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods.

Note 19 - Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans whose scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined.

- Defined Contribution Plans (CD): plans whose scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

<table>
<tr><th>Entity</th><th>Benefit Plan</th><th>Modality</th></tr>
<tr><td rowspan="17">Fundação Itaú Unibanco – Previdência Complementar - FIU</td><td>Supplementary Retirement Plan</td><td rowspan="10">Defined Benefit</td></tr>
<tr><td>Supplementary Retirement Plan – Flexible Premium Annuity</td></tr>
<tr><td>Franprev Benefit Plan</td></tr>
<tr><td>002 Benefit Plan</td></tr>
<tr><td>Prebeg Benefit Plan</td></tr>
<tr><td>UBB PREV Defined Benefit Plan</td></tr>
<tr><td>Benefit Plan II</td></tr>
<tr><td>Itaulam Basic Plan</td></tr>
<tr><td>Itaucard Defined Benefit Plan</td></tr>
<tr><td>Itaú Unibanco Main Retirement Plan</td></tr>
<tr><td>Itaubanco Defined Contribution Plan</td><td rowspan="3">Defined Contribution</td></tr>
<tr><td>Itaubank Retirement Plan</td></tr>
<tr><td>Redecard Pension Plan</td></tr>
<tr><td>Unibanco Pension Plan – Intelligent Future</td><td rowspan="4">Variable Contribution</td></tr>
<tr><td>Itaulam Supplementary Plan</td></tr>
<tr><td>Itaucard Variable Contribution Plan</td></tr>
<tr><td>Itaú Unibanco Supplementary Retirement Plan</td></tr>
<tr><td rowspan="2">FUNBEP – Fundo de Pensão Multipatrocinado</td><td>Benefit Plan I</td><td>Defined Benefit</td></tr>
<tr><td>Benefit Plan II</td><td>Variable Contribution</td></tr>
</table>

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

a) Main actuarial assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	12/31/2022	12/31/2021
Mortality table [1]	AT-2000	AT-2000
Discount rate [2]	10.34% p.a.	9.46% p.a.
Inflation [3]	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

1) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Fixed income securities	**20,684**	**19,904**	**94.4%**	**90.8%**
Quoted in an active market	20,102	19,508	91.7%	89.0%
Non quoted in an active market	582	396	2.7%	1.8%
Variable income securities	**515**	**1,323**	**2.3%**	**6.1%**
Quoted in an active market	508	1,312	2.3%	6.0%
Non quoted in an active market	7	11	-	0.1%
Structured investments	**138**	**150**	**0.6%**	**0.7%**
Non quoted in an active market	138	150	0.6%	0.7%
Real estate	**527**	**462**	**2.4%**	**2.1%**
Loans to participants	**69**	**73**	**0.3%**	**0.3%**
Total	**21,933**	**21,912**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 11 at 12/31/2021), and real estate rented to Group companies, with a fair value of R$ 420 (R$ 374 at 12/31/2021).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with increases in medical costs above expectation. To mitigate this risk, the same financial risk mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

		12/31/2022								
		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,912**	**(20,039)**	**(3,255)**	**(1,382)**	**447**	**(2)**	**445**	**(779)**	**(1,716)**
Amounts recognized in income (1+2+3+4)		**1,995**	**(1,845)**	**(308)**	**(158)**	**(36)**	**-**	**(36)**	**(246)**	**(440)**
1 - Cost of current service		-	(33)	-	(33)	-	-	-	-	(33)
2 - Cost of past service		-	-	-	-	-	-	-	(155)	(155)
3 - Net interest [1]		1,995	(1,812)	(308)	(125)	39	-	39	(91)	(177)
4 - Other expenses [2]		-	-	-	-	(75)	-	(75)	-	(75)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**(447)**	**596**	**(171)**	**(22)**	**9**	**(40)**	**(31)**	**25**	**(28)**
5 - Effects on asset ceiling [4]		-	-	(171)	(171)	-	(40)	(40)	-	(211)
6 - Remeasurements		(441)	557	-	116	9	-	9	25	150
Changes in demographic assumptions		-	29	-	29	-	-	-	-	29
Changes in financial assumptions		-	1,499	-	1,499	9	-	9	46	1,554
Experience of the plan [3]		(441)	(971)	-	(1,412)	-	-	-	-	(1,412)
7 - Exchange variation		(6)	39	-	33	-	-	-	-	33
Other (8+9+10)		**(1,527)**	**1,651**	**-**	**124**	**-**	**-**	**-**	**151**	**275**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,651)	1,651	-	-	-	-	-	151	151
10 - Contributions and investments from sponsor		124	-	-	124	-	-	-	-	124
Amounts at end of the period		**21,933**	**(19,637)**	**(3,734)**	**(1,438)**	**420**	**(42)**	**378**	**(849)**	**(1,909)**
Amount recognized in Assets	10a				33			378	-	411
Amount recognized in Liabilities	10d				(1,471)			-	(849)	(2,320)

		12/31/2021								
		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amounts recognized in income (1+2+3+4)		**1,722**	**(1,575)**	**(278)**	**(131)**	**41**	**(68)**	**(27)**	**(66)**	**(224)**
1 - Cost of current service		-	(53)	-	(53)	-	-	-	-	(53)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest [1]		1,722	(1,522)	(278)	(78)	104	(68)	36	(66)	(108)
4 - Other expenses [2]		-	-	-	-	(63)	-	(63)	-	(63)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**(1,764)**	**817**	**665**	**(282)**	**(725)**	**1,017**	**292**	**81**	**91**
5 - Effects on asset ceiling [4]		-	-	665	665	(484)	1,017	533	-	1,198
6 - Remeasurements		(1,766)	801	-	(965)	(241)	-	(241)	81	(1,125)
Changes in demographic assumptions		-	4	-	4	-	-	-	-	4
Changes in financial assumptions		-	3,708	-	3,708	-	-	-	113	3,821
Experience of the plan [3]		(1,766)	(2,911)	-	(4,677)	(241)	-	(241)	(32)	(4,950)
7 - Exchange variation		2	16	-	18	-	-	-	-	18
Other (8+9+10)		**(1,271)**	**1,381**	**-**	**110**	**(323)**	**-**	**(323)**	**128**	**(85)**
8 - Receipt by Destination of Resources [4]		-	-	-	-	(323)	-	(323)	-	(323)
9 - Benefits paid		(1,381)	1,381	-	-	-	-	-	128	128
10 - Contributions and investments from sponsor		110	-	-	110	-	-	-	-	110
Amounts at end of the period		**21,912**	**(20,039)**	**(3,255)**	**(1,382)**	**447**	**(2)**	**445**	**(779)**	**(1,716)**
Amount recognized in Assets	10a				48			445	-	493
Amount recognized in Liabilities	10d				(1,430)			-	(779)	(2,209)

1) Corresponds to the amount calculated on 01/01/2022 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.46% p.a.(On 01/01/2021 the rate used was 7.64% p.a.).

2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

3) Correspond to the income obtained above/below the expected return and comprise the contibutions made by participants.

4) Includes the effects of the allocation of the surplus from the pension fund of Itaubanco Defined Contribution Plan.

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Retirement plan - FIU	39	54	43
Retirement plan - FUNBEP	85	39	32
Total [1]	**124**	**93**	**75**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration [1]	2023	2024	2025	2026	2027	2028 to 2032
Pension plan - FIU	9.12	1,136	1,072	1,110	1,151	1,186	6,388
Pension plan - FUNBEP	8.51	656	676	694	711	728	3,846
Other post-employment benefits	6.13	196	189	80	85	68	235
Total		**1,988**	**1,937**	**1,884**	**1,947**	**1,982**	**10,469**

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]
Discount rate						
Increase by 0.5%	(763)	-	284	(23)	-	23
Decrease by 0.5%	824	-	(311)	25	-	(25)
Mortality table						
Increase by 5%	(218)	-	82	(10)	-	10
Decrease by 5%	228	-	(87)	11	-	(11)
Medical inflation						
Increase by 1%	-	-	-	56	-	(56)
Decrease by 1%	-	-	-	(48)	-	48

1) Net of effects of asset ceiling.

Note 20 - Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

Foreign branches: Itaú Unibanco S.A., – Grand Cayman Branch, Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú CorpBanca New York Branch.

Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colombia S.A.

Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 12/31/2022	01/01 to 12/31/2021
Foreign branches [1]	4,427	3,954
Latin America consolidated	2,879	1,914
Other foreign companies	(1,348)	664
Foreign consolidated [1]	4,615	6,595

1) Itaú Unibanco S.A. Branch - Grand Cayman Branch merged into Itaú Unibanco S.A. - Nassau Branch on October 18,2022.

Note 21 - Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING CONSOLIDATED's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.
- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).
- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

Based on this statement, six dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk, Reputation and Clients). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on:

- **Sustainability and customer satisfaction:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself.

- **Risk culture:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

- **Operational excellence:** It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

- **Ethics and respect for regulation:** for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution's reputation.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED's guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

In compliance with CMN Resolution 4,557, of February 23, 2017, the document "Credit Risk Management and Control Policy", which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Regulatory and Policies, Reports.

II - Market risk

The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

- Losses in stress scenarios (Stress Test): a simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

- Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level.

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis-point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

At 12/31/2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 734, no significant change in relation to prior year (R$ 696 at 12/31/2021).

The document "Public Access Report – Market Risk Management and Control Policy", which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulatory and Policies, Reports.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

The document "Public Access Report - Liquidity Risk Management and Control Policy", which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulatory and Policies, Reports.

IV - Operating risk

Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution's activities.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance and Money Laundering Prevention Areas.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas' executives.

In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled "Public Access Report – Integrated Operational Risk Management and Internal Controls", a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulatory and Policies, Reports.

V - Insurance, private pension and premium bonds risks

The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters.

- Underwriting risk: results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves; and (iii) Premium Bonds, payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk.

- Credit risk.

- Market risk.

- Liquidity risk.

- Operating risk.

These risks are managed independently, according to their special characteristics.

VI - Emerging risks

They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

VII - Social, environmental and climate risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Social, environmental and climate factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act in an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles & Clothing, Paper & Pulp, Chemicals & Petrochemicals, Meatpacking, Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also has specific procedures for the Institution's operation (stockholders' equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas' activities. The Internal Audit acts in an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2021 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	12/31/2022	12/31/2021
Available capital (amounts)		
Common Equity Tier 1	147,781	130,716
Tier 1	166,868	149,912
Total capital (PR)	185,415	169,797
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,238,582	1,153,841
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.9%	11.3%
Tier 1 ratio (%)	13.5%	13.0%
Total capital ratio (%)	15.0%	14.7%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) [1]	2.50%	2.00%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.00%	1.00%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.00%

1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

At 12/31/2022 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,336 (R$ 18,167 at 12/31/2021) and the amount of subordinated debt that makes up Tier II capital is R$ 18,431 (R$ 19,469 at 12/31/2021).

The Basel Ratio reached 15.0% at 12/31/2022, an increase of 0.3 pp compared to 12/31/2021. The mainly effects were the result of the period, partially offset by the increase of Risk-Weighted Assets and the Prudential and Equity Adjustments.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 86,328 (R$ 77,490 at 12/31/2021), well above the ACP of R$ 43,350 (R$ 34,615 at 12/31/2021), generously covered by available capital.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 12/31/2022, fixed assets ratio reached 19.9% (16.9% at 12/31/2021), showing a surplus of R$ 55,748 (R$ 56,280 at 12/31/2021).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach.

- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674.

- RWA_{OPAD}= portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA	
	12/31/2022	12/31/2021
Credit Risk - standardized approach	**1,118,752**	**1,044,344**
Credit risk (excluding counterparty credit risk)	1,016,137	922,824
Counterparty credit risk (CCR)	40,222	42,898
Of which: standardized approach for counterparty credit risk (SA-CCR)	25,361	27,616
Of which: other CCR	14,861	15,282
Credit valuation adjustment (CVA)	7,695	8,102
Equity investments in funds - look-through approach	8,002	5,001
Equity investments in funds - mandate-based approach	104	95
Equity investments in funds - fall-back approach	1,461	824
Securitisation exposures - standardized approach	4,408	2,195
Amounts below the thresholds for deduction	40,723	62,405
Market Risk	**23,240**	**22,985**
Of which: standardized approach (RWA_{MPAD})	29,050	28,731
Of which: internal models approach (RWA_{MINT})	23,097	14,751
Operational Risk	**96,590**	**86,512**
Total	**1,238,582**	**1,153,841**

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange

rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

Note 22 - Supplementary Information

a) Insurance policy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) Foreign currency

The balances in Reais linked to the foreign currencies were as follows:

	12/31/2022	12/31/2021
Permanent foreign investments	76,049	73,646
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(46,851)	(54,737)
Net foreign exchange position	**29,198**	**18,909**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 12/31/2022	01/01 to 12/31/2021
Regulatory non-recurring results	**(703)**	**(1,307)**
Provision for reestructuring	-	(747)
Result on the partial sale of XP Inc. shares	(123)	-
Voluntary severance program	(757)	-
Impairment, provision for property return and amortization	-	(445)
Corporate reorganization of Câmara Interbancária de Pagamentos (CIP)	239	-
Other	(62)	(115)

e) CMN Resolution No. 4,966, of November 25, 2021

With prospective effectiveness as from January 1, 2025, it changes the classification, measurement and disclosure of financial instruments and hedge accounting.

In accordance with article 76, ITAÚ UNIBANCO HOLDING CONSOLIDATED has structured a plan for its implementation composed of 3 phases:

1 - Governance, responsibilities and macro schedule of the Project: due to the participation of various areas of the organization, managers of initiatives responsible for the implementation of work fronts and periodic reports to the project manager were established. The Executive Committee of ITAÚ UNIBANCO HOLDING CONSOLIDATED is responsible for the relevant strategic guidance and general monitoring of the project evolution. During 2022, the macro schedule provided for an exhaustive normative assessment to establish the scope of the main working nuclei, the mapping of impacted systems, identification of the necessary changes and design of the technical solution, expected to be completed in the beginning of 2023, when the project implementation phase begins.

2 - Diagnostic of the main impacts: identification of the most critical aspects for project development such as classification and measurement, adequacy of expected loss models, hedge accounting and systems changes.

3 - Strategy for resource allocation: establishment of work methodologies to gather specific technical knowledge and integration with technology teams which, through multidisciplinary teams, develop and maintain the systems required to perform the operation through Integrated Communities.

f) Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 50.1% of IDEAL's total voting capital for approximately R$ 650, then holding the company's control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.

g) Organization of Joint Venture - Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS will contribute with the assets of its current TECHFIN operation to acompany of which ITAÚ UNIBANCO HOLDING will become a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute with the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement will occur after the required regulatory approvals are received.

h) Acquisition of Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE's capital for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control and 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

The management and development of AVENUE's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, which will become one of the institutions that will make AVENUE's services available to its clients abroad.

The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.

i) "Coronavirus" COVID-19 effects

ITAÚ UNIBANCO HOLDING CONSOLIDATED incorporated into its processes the monitoring of the economic effects of the COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

(i) CMN Resolution No. 4,855/20, which establish criteria for measurement of the allowance for loan losses of transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy.

(ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), the contracting term of which ended in the fourth quarter of 2020.

(iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE), the contracting period of which ended in the fourth quarter of 2020.

(iv) Law No. 13,999/20 and amendment made by Law No. 14,161/21, and Provisional Measure No. 1,139/22 that sets forth the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses.

(v) Law No. 14,042/20 and amendment made by Law No. 14,462/22 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha).

In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements:

(a) Increase in 2021 and 2022 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, the balance of which in December 2022 is R$ 18,662. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing.

(b) With the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In December 2022 this portfolio amount to R$ 19.3 billion, and 87.2% of the loan operations portfolio generated by means of these initiatives that was current, 1.4% was in a grace period, 6.3% was past due between 15 and 90 days and 5.1% was past due for over 90 days. In March 2020, Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program was established. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions.

(c) The allowance for loan losses in the amount of R$ 56,590 was affected due to the level of risk and default, as a result of the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, in view of the pandemic, a weighting in the economic scenarios was added. In December 2022, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING CONSOLIDATED accounted for 212% as compared to 241% in December 2021. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client's rating), provisioning presented a decrease of 1.1% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING CONSOLIDATED a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums.

(d) Increase in expenses with claims related to COVID-19 of R$ 52 in the period, mainly related to credit life and life insurance.

There was an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintains its operating activities.

Even after the end of the state of public health emergency in Brazil announced in May 2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED will continue to monitor the impacts of the COVID-19 pandemic and follow health and health surveillance recommendations so as to ensure the safety of its employees and clients.

j) Subsequent Event

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized in its Consolidated Financial Statements the impacts arising from a subsequent event to the reporting period related to a specific case of a large company that filed for judicial reorganization, but whose credit conditions existed as of December 31, 2022. There was an increase in the Provision for loan losses to cover 100% of the exposure, giving rise to an additional impact on income of R$ 1.3 billion (R$ 719, net of taxes).

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2022

The Audit Committee ("Committee") is a statutory body reporting to the Board of Directors ("Board") operating in accordance with the provisions set forth in its Charter (available at: https://www.itau.com.br/relacoes-com-investidores/). It is currently made up of five independent full-time members, all of them elected in accordance with the criteria set in the regulations of the National Monetary Council ("CMN"), the National Council for Private Insurance ("CNSP"), the Sarbanes-Oxley Act ("SOX") and the New York Stock Exchange ("NYSE") rules, in the last two cases where applicable to Foreign Private Issuers (FPIs). On January 2, 2023, Maria Helena dos Santos Fernandes de Santana was invested as a member of the Committee acting as a Board member. Ricardo Baldin meets the requirement that at least one of the Committee members have the expertise to qualify as a financial expert.

The Committee is the one and the same both for institutions authorized to operate by the Central Bank of Brazil ("BACEN") and companies supervised by the Superintendence for Private Insurance ("SUSEP") that are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries ("Conglomerate"). As it concerns its operations, the Committee complies with the regulatory requirements of the CMN, CNSP, Brazilian Securities and Exchange Commission ("CVM") and those applicable to FPIs, and it is responsible for overseeing the internal control and risk management processes and the activities carried out by the Internal Audit ("IA") and the independent auditors of the Conglomerate.

The Committee's oversight process is based on information received from Management, presentations submitted by the different business and support areas, the results of the work undertaken by the independent auditors, the internal audit function and those responsible for risk and capital management, internal controls and compliance, as well as on its own direct observation analysis.

Management is responsible for preparing the financial statements of the Conglomerate and for setting out the procedures required to ensure the quality of the processes generating the information used in the preparation of these financial statements and financial reports. Management is also responsible for risk control and monitoring activities, overseeing the corporate internal control and ensuring compliance with legal and regulatory requirements.

The IA's mission is to ascertain the quality and compliance of internal control, risk and capital management systems, as well as compliance with defined policies and procedures, including those adopted in the preparation of accounting and financial reports.

PricewaterhouseCoopers Auditores Independentes ("PwC") is responsible for the independent audit of the individual and consolidated financial statements of Itaú Unibanco Holding S.A., and must certify whether these statements fairly represent, in all material respects, the individual and consolidated financial position of the Conglomerate and the individual and consolidated performance of operations in accordance with Brazilian accounting practices and international accounting standards issued by the International Accounting Standards Board ("IASB"). PwC is also responsible for auditing, in this and the two preceding years, the financial statements of the Prudential Conglomerate and Integrated Report. These auditors must also issue an annual opinion on the quality and effectiveness of the internal controls over financial reporting.

Ernst & Young Auditores Independentes ("EY") is responsible for the audit of the financial statements of the Conglomerate group companies, prepared in accordance with Brazilian accounting practices.

Committee's Activities

The annual planning of the Committee's work is carried out in the beginning of each year, factoring in major products and processes related to the Conglomerate's business and support areas, as well as their potential impacts on financial statements and internal control and risk management systems, being regularly reviewed as its activities progress.

The Committee kept on with the online meeting model this half-year, focusing on debating how the business and support areas were to operate within this context, with the aim to keep on monitoring main risks. These initiatives included discussing the technology and security departments about the infrastructure suitable for supporting remote environment operations.

In fulfilling its duties, the Committee engaged in the following, among other, activities:

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2022

Ensure the operation, independence and quality of the work of the Internal Audit:

Monthly meetings were held with the Executive Internal Audit Officer ("DEAI") and the departments that make up the Conglomerate's IA to monitor the execution of the planning and proposed changes, the results of the work undertaken, main reports issued, conclusions and recommendations. The IA submitted to the Committee indicators of the activities carried out by the department in 2022, issues concerning the planning for 2022, including vision of risks, and the results of the Quality Assessment Review for the first half of 2022. The Committee resolved to approve the IA's 2023 planning and recommend its approval by the Board.

The Committee was informed of IA's achieving a five-year certification of professional independence from the IIA during this period, as well as the progress of the exponential audit and review of the manner of operation and methodology of joint operations (combined assurance) of IA and the Operational Risk Office ("DRO"). Finally, the Committee carried out the IA assessment process and resolved to approve the proposed changes to the Internal Audit Policy.

Ensure the operation, independence and quality of the Independent Auditors:

A regular communication channel with the independent auditors is in place to discuss the scope, planning and results of their work, points for attention and significant accounting issues. Issues involving SOX Certification, IFRS/SEC (20F) and the independent auditor's assessment of the quality and adequacy of the internal control systems were submitted and discussed with the Committee. The independent auditor of the Conglomerate, and the auditor in charge of the independent audit of the group companies, informed the Committee that, during the audit of the financial statements, no issues were identified that could have had a material impact on regulatory capital, other regulatory indicators or on the information provided to regulators. PwC and EY have reported on the internal quality control process for audit and independence and the results of quality reviews internally carried out by peers or regulators. These independent auditors have also reported on the compliance with approval requirements for a certification exam and the minimum number of hours in mandatory continuing education programs for professionals with managerial roles. During the period, a meeting was held with PwC's leading engagement partner for initial discussions on the partner rotation process.

As part of its duties, the Committee is leading the fee negotiation process with the Independent Auditor of the Conglomerate for 2023.

Ensure the quality and integrity of the Financial Statements:

The main criteria adopted in the preparation of the financial statements and the accompanying notes thereto, the management report and the report of the independent auditors were submitted in advance to the Committee by Management, independent auditors, and the IA. Meetings were held with the Operation and Payment Office ("DOP") to monitor the processing control environment of finance, personnel, tax and payment, labor, civil and communication matters, with the Finance department to monitor significant policies, with in-charge departments to monitor the accounting processing control environment, and with the Finance department for significant accounting matters in connection with the preparation of financial statements.

The Committee monitors the criteria adopted for recognition of the Allowance for Loan Losses ("ALL") based on a review report prepared by PwC on criteria for loan operation classification and allowance recognition, in compliance with CMN Resolution No. 2,682/99, and on meetings held with the Board of Desks and Market Products to monitor risk control and management environment and control of guarantees, Credit Recovery and Corporate Credit Offices to monitor risk control and management environment (legal entity).

The Committee also monitored the preparation and disclosure of consolidated financial statements under IFRS, the International Financial Reporting Standards. Some issues involving SOX Certification, IFRS/SEC (20F) and its assessment by independent auditors were submitted and discussed with the Committee.

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2022

Ensure compliance with legal and regulatory requirements:

The Committee monitored processes to verify the management's compliance with legal and regulatory requirements and internal rules and regulations. The independent auditor of the Conglomerate and the auditor in charge of the independent audit of the group companies informed the Committee that, during the audit of the financial statements, no issues were identified that could have had a material impact on regulatory capital, other regulatory indicators or on the information provided to the regulator. In a meeting with BACEN/DESUP, the Committee addressed the matters in progress regarding the verification of Regulatory issues, namely: Open Finance and IRB Agro application; Client Relations Policy - Resolution No. 4539/2016 Assessment of Effectiveness; Tariff Commitment Statement / AML / TAEC / ANBIMA; and Customer centricity and vulnerable audiences.

Ensure compliance with legal and regulatory requirements – Anti-Money Laundering (AML), Counter-Terrorism Financing (CTF) and frauds:

During the period, meetings were held with the IA, Corporate Compliance and Anti-Money Laundering Office ("DCCPLD") and Corporate Security Office ("DSC") for monitoring AML/CTF and fraud activities in Brazil and Foreign Units ("FUs"). DCCPLD informed the Committee that no incidents were identified that fell into the materiality criterion in connection with receiving and dealing with information related to non-compliance of regulatory provisions and frauds or errors in Internal Controls, Accounting and Auditing (Global) or with respect to errors or frauds reported by members of the Board of Directors, statutory committees and board of officers, employees and third parties. For complaints or public information, the Committee requests the intervention of the IA, when it deems applicable, formalizing its request and, if applicable, the minimum procedures expected in the investigation.

Ensure the quality and effectiveness of the internal control and risk management systems:

At meetings held with the Chief Risk Officer ("CRO"), the internal control, operational risk, technology ("TD"), compliance, corporate security and IA departments and business areas, the Committee monitored significant aspects involving the quality and effectiveness of the Conglomerate's current internal control, risk and capital management systems in place, and it had the opportunity to raise some issues that were then clarified by the CRO. Meetings were also held with the executives responsible for the different business areas and products departments to present the governance and risk management structure. Meetings were held with the Internal Audit, Credit Risk and Modeling Office ("DRCM"), Corporate Compliance and Anti-Money Laundering Office ("DCCPLD") and Corporate Security Office ("DSC") for monitoring anti-money laundering activities ("AML") in Brazil and foreign units. The Operational Risk Office ("DRO") submitted to the Committee the status of the issues reported in BACEN's Effectiveness Report, issued in March 2022, and its work planning for 2023.

Quarterly meetings were held with the DSC to discuss the information security environment and cyber security issues, cloud migration process, and monitoring of activities to prevent internal and external frauds, and with the Credit Risk and Modeling Office to follow up the risk appetite monitoring.

Bimonthly meetings were also held with the technology department to monitor the evolution of the control environment and information technology risk management. The Committee followed the implementation and operation of Open Finance and PIX, having analyzed a report prepared by AI on this matter.

The Committee monitors the Conglomerate's environmental and social ("E&S") risk governance and primary challenges in connection with E&S and climate risk, the ESG agenda and sustainability issues through regular meetings held with the Board of Directors, the Chief Executive Officer ("CEO"), DCCPLD, DRCM and the Sustainability department. The Committee has also been accompanying the activities of the Environmental and Social Risk Committee ("CRSA") and the application of the Sustainability and Environmental and Social Responsibility Policy.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2022

Ensure the quality and effectiveness of the internal control and risk management systems:

The Committee attends the meetings held by the Risk and Capital Management Committee, with the presence of its Chairman in the capacity of observer, to monitor its activities for any decisions to be made by the Committee.

As part of its role, the Committee carried out annual evaluations of the DRO and the DCCPLD in the period.

Prepare the Charter that governs its operations:

The Committee members carried out an annual review of its Charter, with the inclusion of amendments to the new Bylaws of Itaú Unibanco Holding approved by the Central Bank, approving its final wording, wording corrections and the addition of items related to reporting, term of office, reappointment and investiture of new members. This new revised version was approved by the Board.

The Planning for 2023 was discussed and approved and, among other changes, the Committee resolved to ramp up the frequency of the Committee's meetings with the Supervisory Council from annual to quarterly.

Regulators:

The Committee was informed about the outcomes of regulators' inspections and findings and corresponding management's responses, receiving information from the IA and the Compliance departments about the follow-up of issues raised by regulators in Brazil and those of foreign units. Meetings were held with supervisors from the Central Bank's Banking Supervision Department ("BACEN/DESUP") and the Conduct Supervision ("BACEN/DECON") Department.

The Committee held meetings with the Board, the Board's Co-chairmen and with a number of executives from the Conglomerate to monitor regulatory issues in progress, namely: the implementation of BACEN Rule - Risk of Contagion, the implementation plan of CMN Resolution No. 4966/2021, Client Relations policy – Resolution No. 4539/76 – assessments of effectiveness and commitment statements. It also monitored, through the Finance department, the updating of major accounting and regulatory issues for the current and upcoming fiscal year.

The Internal Audit submitted to the Committee the outcome of the assessment on the adequacy of calculation of reference equity, regulatory capital, minimum capital limits required by regulators and consistency of reports on this information for the July-September 2022 period.

At the Committee's request, the Internal Audit assessed the compliance of the Committee's responsibilities with the external rules of regulatory bodies for the December 2021-September 2022 period. The IA concluded that the Committee met the regulatory requirements, within the required periodicity and adequate formalization.

Internal Ombudsman's Office and Client Relations:

Meetings were held with the Conduct Supervision Department of BACEN/DECON and the business and support areas, legal department and Internal Ombudsman's Office for monitoring the control environment and the progress of client-impacting issues, including discussions about suitability and quality of sales of products and services. The Committee had the opportunity to learn about customer service-related activities carried out by the Internal Ombudsman's Office, with presentation of the department's projects, expectations and main points for attention.

Foreign Units and Subsidiaries and Affiliates

The Committee held meetings with executives from the investees, Internal Audit and Corporate Compliance Office ("DCC"), as well as with the CEO and officers of the Risk, Proprietary Business and Legal Wholesale departments for monitoring the governance process in investees and partnerships. During the period, the Committee held meetings with local executives and members of the Audit Committees of different foreign units, as well as with those in charge of these businesses at the head office, to discuss about operations, risk management and internal controls, with special

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2022

emphasis on issues that could more significantly impact the Conglomerate, such as information security, cyber security, new business and AML. It also monitored the activities of the different Audit Committees in light of internal policies on their composition, number of members, frequency of meetings and agenda of operations. Bimonthly meetings are held with the DCCPLD to monitor AML/CTF activities. The Committee's Chairman visited the Chile unit, where he had the opportunity to meet local executives and representatives of regulators.

Obligations included in the Conglomerate's Regulations and Policies:

The Committee members analyzed the Corporate Policies, submitted by the DCCPLD, reviewing their content, proposing amendments and verifying adjustments made by in-charge Officers. To meet its duties, the Committee gathered information and held meetings with the DCCPLD for monitoring the execution of the 2022 planning and presentation of indicators of the Integrity and Ethics Program and of the Corporate Policy on the Prevention and Combat of Illicit Acts. It also held meetings with the DSC for overseeing the risk management strategy, corresponding processes and internal controls, as well as for monitoring the Conglomerate's information security projects and assessing fraud prevention indicators. IA submitted to the Committee the consolidated results of the audit work that addressed the Integrity and Ethics Program related issues.

Assess management's compliance with the recommendations made by independent or internal auditors:

The Internal Audit submitted to the Committee the monitoring report on the follow-up of issues raised by Internal and External Auditors. At the meetings held with the CEO and the Board's Co-chairmen, the Committee monitors the compliance with previously-made recommendations.

Set up and disclose procedures for receiving and handling information on non-compliance with legal and regulatory provisions and with internal regulations and codes.

Procedures for receiving and handling complaints are widely disclosed on the Conglomerate's website and through other disclosure actions carried out by the Conglomerate. Committee members analyzed the Whistleblowing Channel Report (CMN Resolution No. 4859/20) – 1st half of 2022, reviewing its content and resolving on its approval. The Internal Audit submitted the assessment of the integrity of the Whistleblowing Channel Report.

The DSC informed the Committee that no incidents were identified that fell into the materiality criterion upon receiving and dealing with reports of non-compliance with regulatory provisions and frauds or errors in Internal Controls, Accounting and Auditing (Global) or with respect to errors or frauds reported by members of the Board of Directors, statutory committees and board of officers, employees and third parties.

The Committee oversees the Corporate Policy on Anti-Corruption and Handling of Complaints Received based on information gathered and submitted by DSC and on other mechanisms available. The DSC informed the Committee that no incidents were identified that fell into the materiality criterion set in the internal policy with respect to errors or frauds reported by members of the Board, statutory committees and board of officers, employees and third parties.

Meet the supervisory council, board of officers and board of directors to discuss about the policies, practices and procedures identified within the scope of their duties, and recommend to management amendments to or improvements in policies, practices and procedures identified within the scope of its duties:

Regular reports on the Committee's activities were submitted to the Board and quarterly meetings were held together with the Board Co-chairmen and the CEO of Itaú Unibanco Holding S.A. to discuss significant issues arising from the work performed. The Committee meets the Supervisory Council on a yearly basis, and these meetings will become quarterly as of the upcoming fiscal year.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2022

New topics included in planning and approaches and requests made in the period:

- New topics included in the planning: (i) implementation of CMN Resolution No. 4966/2021; (ii) crypto assets; (iii) governance of investees; (iv) loan loss provision model; and (v) succession of PwC's leading engagement partner.
- Approaches and requests made in the period: (i) update of the CIP (interbank chamber of payments) governance environment; (ii) transportation group credit exposure; (iii) survey of works required by local regulators in foreign units; (iv) assignment of loan portfolios; (v) Itaú Luxembourg closure process; (vi) monitoring of FINMA notes; (vii) consortium cancellation indicators; and (viii) access to financial information.

To carry out the activities and procedures described above, the Committee held a total of 155 meetings over 31 days, from August 16, 2022 to January 31, 2023, all properly formalized in minutes.

While carrying out its activities, the Committee did not identify any fraud incidents or non-compliance with laws and regulations or errors in internal controls, accounting and auditing that could compromise the continuity of the Conglomerate.

Conclusions

Having duly considered its responsibilities and the limitations inherent in the scope of its operations, and based on the activities undertaken in the period, the Committee concluded that in the six-month period ended December 31, 2022:

- the internal control systems, compliance policy and risk and capital management structures are appropriate for the size and complexity of the Conglomerate and approved risk appetite, and the compliance with the provisions in current regulation has been monitored, with evidence of deficiencies found;
- the coverage and quality of the Internal Audit work are good enough, including the verification of the compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies found, and it operates with reasonable independence;
- the significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including the compliance with rules issued by the National Monetary Council and the Central Bank of Brazil, as well as with the international accounting standards issued by the International Accounting Standards Board ("IASB"); and
- the information provided by PricewaterhouseCoopers Auditores Independentes (PwC) is fair, including that regarding the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies found, on which the Committee bases its recommendations on financial statements, and no situation has been identified that could impair the objectivity and independence of the Independent Auditor.

Based on the work and the assessments undertaken and taking into account the context and limitation of its duties, the Committee recommends the approval, by the Board of Directors, of the consolidated financial statements of Itaú Unibanco Holding S.A. for the year and six-month period ended December 31, 2022.

São Paulo, February 7, 2023.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2022

Audit Committee

Gustavo Jorge Laboissière Loyola – Chairman

Alexandre Barros

Luciana Pires Dias

Maria Helena dos Santos Fernandes de Santana

Rogério Carvalho Braga

Ricardo Baldin (Financial Expert)

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at December 31, 2022 and the statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period and year then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2022 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period and year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2022, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows for the six-month period and year then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements" section of our report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant's Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our six-month period and year ended December 31, 2022 audit.

These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.


Matters
Why it is a Key Audit Matter
How the matter was addressed

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Provision for Loan Losses
(Notes 2 (b) III, 2 (c) VIII e 6)

The calculation of the provision for loan losses is subject to Management's judgment. The identification of situations relating to the recoverable value of receivables and the determination of the provision for loan losses is a process that involves a number of assumptions and factors, including the counterparty's risk evaluation, the expected future cash flows, the estimated amounts of recovery and measurement of guarantees.

The utilization of different modeling techniques and assumptions could result in a different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database, including guarantees and renegotiations as these are important aspects on determining the provision for loan losses.

Furthermore, as a result of the current economic environment, management revised some of the judgments and estimates used in determining the Provision for Loan Losses, such as the weighting of macroeconomic scenarios, in order to adapt the assumptions previously applied to the current scenario of the Bank's operations and its subsidiaries.

Considering the matters mentioned above, this continued to be an area of focus in our audit.

Our audit procedures considered, among others:

- Tests of the design and effectiveness of the main controls used to calculate the provision for loan losses, including: (i) totality and integrity of the database; (ii) models and assumptions adopted by Management to determine the recoverable value of the credit portfolio; (iii) monitoring and valuation of guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and (v) processes established by Management to meet the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) in relation to the provision for loan losses, as well as the disclosures in notes to the financial statements.
- For the individually calculated provision for loan losses, we tested the relevant assumptions adopted to identify instances of impairment and the resulting rating of the debtors, as well as the expected future cash flows and the estimates of recovery of overdue receivables.
- For the provision for loan losses calculated on a collective basis, we tested the models and complementary criteria, including the model approval process and the validation of the main assumptions used to determine the loss and recovery estimates.
- For selected data inputs for these models, and, when available and in a sample basis, compared the data and assumptions used with market information.

We believe that the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are appropriate and consistent.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2 (b) II, 2 (c) V, 2 (c) VI, 5 and 17)

The fair value measurement of financial instruments with low liquidity and/or without an active market requires subjectivity, considering that it depends on valuation techniques based on internal models that involve Management's assumptions for their valuation.

In addition, management of market risk is complex, especially during periods of high volatility, as well as in situations where observable prices or market parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts.

This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.

Our audit procedures consider, among others:

- Tests of the design and the effectiveness of the main controls established for the fair valuation of these financial instruments, as well as the approval of models and related disclosures.
- With the support of our specialists we analyzed the main methodologies used to fair value these financial instruments and the assumptions adopted by Management, by comparing them with independent methodologies and assumptions. We perform, on a sample basis, recalculation of the fair valuation of certain operations and compared the assumptions and methodologies used by Management with our knowledge about fair valuation practices, which are commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods.

We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the notes of the financial statements.

Information technology environment

The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their parent company and consolidated financial statements. Technology represents a fundamental aspect on the Bank and its subsidiaries' business evolution and, over the last years, significant short and long-term investments have been made in the information technology systems and processes.

The technology structure is comprised of more than one environment with different processes and segregated controls. Additionally, a substantial part of the Bank and its subsidiaries' teams are performing their activities remotely

As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the parent company and consolidated financial statements.

The procedures we performed comprised the combination of assessment and tests of relevant controls, as well as the performance of tests related to the information security, including the access management control, segregation of duties and monitoring the operating capacity of technology infrastructure.

Why it is a Key Audit Matter	How the matter was addressed in the audit
(home office), which caused the need to adapt technology processes and infrastructure to maintain the continuity of operations. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.	The audit procedures applied resulted in appropriate evidence that were considered in determining the nature, timing and extent of other audit procedures.
Provision and contingent liabilities (Notes 2 (b) VII, 2 (c) XVI and 9)	
The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording and disclosing the provision and contingent liabilities required items, we continue to consider this an area of audit focus.	We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the provision, as well as the information disclosed in the explanatory notes, are appropriate.

Others matters

Statements of added value

The parent company and consolidated statements of added value for the six-month period and year ended on December 31, 2022, prepared under the responsibility of the Bank's management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of Added Value". In our opinion, these statements of

added value have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, Management is responsible for assessing the Bank's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and the consolidated financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a

basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concern.

- Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the year ended December 31, 2022 and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 7, 2023

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of **ITAÚ UNIBANCO HOLDING S.A.**, after having examined the financial statements for the fiscal year ended December 31, 2021, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company's capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), February 07, 2023.

GILBERTO FRUSSA
President

ARTEMIO BERTHOLINI
Member

EDUARDO HIROYUKI MIYAKI
Member

Praça Alfredo Egydio de Souza Aranha nº
100,Parque Jabaquara, Zip Code
04344.902,
São Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 | A Publicly Listed Company | NIRE 35300010230

Financial Statements in BRGAAP as of December 31, 2022.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

This file includes:

. Management Report;
. Balance Sheet;
. Statement of Income;
. Statement of Comprehensive Income;
. Statement of Changes in Stockholders' Equity;
. Statement of Cash Flows;
. Statement of Value Added;
. Notes to the Financial Statements;
. Summary of The Audit Committee Report;
. Report of Independent Auditors;
. Opinion of the Fiscal Council.

The statements referred to were disclosed on February 07, 2023, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor-relations).

Milton Maluhy Filho
Chief Executive Officer

Alexsandro Broedel Lopes
Officer

Gustavo Jorge Laboissière Loyola
Chairman of the Audit Committee

Arnaldo Alves dos Santos
Accountant